PROSPECTUS

Filed Pursuant to Rule 424(b)3
File No. 333-149723

(Proposed Holding Company for Auburn Savings Bank)
Up to 305,325 Shares of Common Stock

          This is the initial public offering of shares of common stock of Auburn Bancorp, Inc., a federally-chartered corporation that Auburn Savings Bank, FSB will form in connection with its reorganization into the mutual holding company form of organization. The shares we are offering will represent 45% of our outstanding common stock. Auburn Bancorp, MHC, a mutual holding company that Auburn Savings Bank will form in connection with its reorganization, will own 55% of our outstanding common stock. We intend to have our common stock quoted on the OTC Bulletin Board.

If you are or were a depositor or borrower of Auburn Savings Bank:

•	You may have priority rights to purchase shares of common stock.

If you do not fit the above category, but are interested in purchasing shares of our common stock:

•	You may have an opportunity to purchase shares of common stock after priority orders are filled.

          We are offering up to 305,325 shares of common stock for sale on a best efforts basis, subject to certain conditions. We must sell a minimum of 225,675 shares to complete the stock offering. The amount of capital being raised is based on an appraisal of Auburn Savings Bank. Most of the terms of this stock offering are required by regulations of the Office of Thrift Supervision. If, as a result of regulatory considerations, demand for the shares or changes in market conditions, the independent appraiser determines our market value has increased, we may sell up to 351,124 shares without giving you further notice or the opportunity to change or cancel your order.

          The stock offering is scheduled to terminate at 12:00 Noon, Eastern time, on June 20, 2008. We may extend this termination date without notice to you until August 11, 2008, unless the Office of Thrift Supervision approves a later date. Funds received before completion of the stock offering will be maintained at Auburn Savings Bank or, at our discretion, in an escrow account at an independent insured depository institution. All subscriptions received will earn interest at our passbook savings rate, which is currently 1.0% per annum.

          The minimum purchase is 25 shares. Once submitted, orders are irrevocable unless the stock offering is terminated or extended beyond August 11, 2008. If we extend the stock offering beyond August 11, 2008, we will promptly return the funds of all subscribers who do not reconfirm their subscriptions. If we terminate the stock offering because we fail to sell the minimum number of shares or for any other reason, we will promptly return your funds with interest at our passbook savings rate.

          Keefe, Bruyette & Woods, Inc. will use its best efforts to assist us in our selling efforts, but is not required to purchase any of the common stock that we are offering for sale. Purchasers will not pay a commission to purchase shares of common stock in the stock offering. All shares offered for sale are offered at a price of $10.00 per share.

          We expect our directors and executive officers, together with their associates, to subscribe for 15,000 shares, which equals 4.9 % of the shares offered for sale at the maximum of the offering range.

          The Office of Thrift Supervision conditionally approved our plan of reorganization and stock issuance plan on May 13, 2008. However, such approval does not constitute a recommendation or endorsement of this stock offering.

This investment involves a degree of risk, including the possible loss of principal.

Please read “ Risk Factors” beginning on page 16.

OFFERING SUMMARY

Price Per Share: $10.00

	Minimum	Maximum	Maximum As Adjusted

Number of shares	225,675	305,325	351,124
Gross offering proceeds	$2,256,750	$3,053,250	$3,511,240
Estimated offering expenses, excluding underwriting fees and expenses	$516,000	$516,000	$516,000
Underwriting fees and expenses(1)	$155,000	$155,000	$155,000
Estimated net proceeds	$1,585,750	$2,382,250	$2,840,240
Estimated net proceeds per share	$7.03	$7.80	$8.09

(1)

Excludes fees to be paid to broker-dealers in the event a syndicated community offering is conducted. For information regarding underwriting compensation to be paid to Keefe Bruyette & Woods, Inc., see “The Reorganization and Stock Offering—Marketing Arrangements.”

          These securities are not deposits or savings accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

          Neither the Securities and Exchange Commission, the Office of Thrift Supervision nor any state securities regulator has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

          For assistance, please contact the stock information center at (207) 782-5789 .

KEEFE, BRUYETTE & WOODS

The date of this prospectus is May 13, 2008

AUBURN SAVINGS

Office Locations:

- 256 Court Street
  Auburn, ME 04212
- 325 Sabattus Street
  Lewiston, ME 04240

MAINE
Androscoggin County
Auburn
Lewiston
Augusta
Portland

SUMMARY

          This summary highlights selected information from this document and may not contain all the information that is important to you. To understand the reorganization and stock offering fully, you should read this entire prospectus carefully, including the financial statements and notes to the financial statements that appear at the end of the prospectus. For assistance, please call our stock information center at (207) 782-5789 .

The Companies

Auburn Bancorp, MHC
Auburn Bancorp, Inc.
Auburn Savings Bank
256 Court Street
P.O. Box 3157
Auburn, ME 04212
(207) 782-0400

          Auburn Bancorp, MHC is a federally-chartered mutual holding company that we are forming to own a majority of the common stock of Auburn Bancorp, Inc. As a mutual holding company, Auburn Bancorp, MHC will be a non-stock company that has as its members all holders of the savings, demand, or other authorized accounts of Auburn Savings Bank and borrowers from Auburn Savings Bank as of July 1, 2006 for the period of time such borrowings are in existence. Upon completion of the stock offering, Auburn Bancorp, MHC will own 55% of Auburn Bancorp, Inc.’s common stock. As long as Auburn Bancorp, MHC exists, it will own a majority of the voting stock of Auburn Bancorp, Inc. and, through its board of directors, will be able to exercise voting control over most matters put to a vote of stockholders. Following the stock offering, Auburn Bancorp, MHC will not engage in any business activity other than owning a majority of the common stock of Auburn Bancorp, Inc. Auburn Bancorp, MHC will be subject to regulation by the Office of Thrift Supervision. The initial directors of Auburn Bancorp, MHC will consist of the current directors of Auburn Savings Bank and Allen T. Sterling, President and Chief Executive Officer of Auburn Savings Bank.

          Auburn Bancorp, Inc. is a federally-chartered mid-tier stock holding company that we are forming to be the holding company of Auburn Savings Bank. This stock offering is made by Auburn Bancorp, Inc. Upon completion of the stock offering, Auburn Bancorp, Inc. will own all of Auburn Savings Bank’s capital stock and direct, plan and coordinate Auburn Savings Bank’s business activities. In the future, Auburn Bancorp, Inc. might also acquire or organize other operating subsidiaries, including other financial institutions or financial services companies, although it currently has no specific plans or agreements to do so. Auburn Bancorp, Inc.’s primary regulator will be the Office of Thrift Supervision.

          Auburn Savings Bank, FSB is a federally-chartered mutual savings bank that operates from two full-service locations in Auburn and Lewiston, Maine, located in Androscoggin County. Auburn Savings Bank is subject to regulation by the Office of Thrift Supervision, as its primary federal regulator, and the Federal Deposit Insurance Corporation, as its deposit insurer. Auburn Savings Bank is a community-oriented financial institution that offers a variety of deposit and loan products to individuals and small businesses located in Androscoggin County. In 2007, Androscoggin County had a total population of approximately 110,000. The largest industry in Androscoggin County is educational and health care services, which accounted for 25% of employment in the county, and the two largest employers in the area are both health service providers. At December 31, 2007, we had total assets of $63.5 million, deposits of $45.0 million and total retained earnings of $4.5 million.

The Reorganization and Our Corporate Structure

          Currently, Auburn Savings Bank is a federally-chartered mutual savings bank with no stockholders. The depositors and borrowers of Auburn Savings Bank currently have the right to vote on certain matters such as the election of directors and this reorganization.

          The mutual holding company reorganization process that we are now undertaking involves a series of transactions by which Auburn Savings Bank will convert its organization from the mutual form of organization to the mutual holding company form of organization. In the mutual holding company structure, Auburn Savings Bank will become a federally-chartered stock savings bank and all of its stock will be owned by Auburn Bancorp, Inc. Initially, 45% of Auburn Bancorp, Inc.’s stock will be owned by the public, including our employee stock ownership plan, and 55% of Auburn Bancorp, Inc.’s stock will be owned by Auburn Bancorp, MHC. The members of Auburn Savings Bank will become members of Auburn Bancorp, MHC and will have similar voting rights in Auburn Bancorp, MHC as they currently have in Auburn Savings Bank.

          The following diagram depicts our corporate structure immediately after the reorganization and stock offering:

          The normal business operations of Auburn Savings Bank will continue without interruption during the reorganization. The current directors of Auburn Savings Bank and Allen T. Sterling, President and Chief Executive Officer of Auburn Savings Bank, will serve as directors of Auburn Bancorp, MHC, Auburn Bancorp, Inc. and Auburn Savings Bank after the reorganization. The initial executive officers of Auburn Bancorp, MHC, Auburn Bancorp, Inc. and Auburn Savings Bank will be persons who are currently officers of Auburn Savings Bank.

Our Operating Strategy (pages 67-68)

•	Remaining a community-oriented institution;

•	Continuing to use conservative underwriting practices to maintain the high quality of our loan portfolios;

•	Building core and other deposits;

•	Continuing to grow our commercial real estate and commercial business loan portfolios; and

•	Continuing to emphasize the origination of one- to four-family residential real estate lending.

Regulation and Supervision (pages 90-98)

          Auburn Savings Bank is, and upon completion of the reorganization and stock offering Auburn Bancorp, MHC and Auburn Bancorp, Inc. will be, subject to regulation, supervision and examination by the Office of Thrift Supervision. Auburn Savings Bank is also subject to regulation by the Federal Deposit Insurance Corporation.

The Offering

Purchase Price

          The purchase price is $10.00 per share. You will not pay a commission to buy any shares in the stock offering.

Number of Shares to be Sold

          We are offering for sale between 225,675 and 305,325 shares of Auburn Bancorp, Inc. common stock in this stock offering. The amount of capital being raised is based on an appraisal of the pro forma market value of Auburn Bancorp, Inc. Most of the terms of this stock offering are required by regulations of the Office of Thrift Supervision. With regulatory approval, we may increase the number of shares to be sold to 351,124 shares without giving you further notice or the opportunity to change or cancel your order. In considering whether to increase the offering size, the Office of Thrift Supervision will consider the level of subscriptions, the views of our independent appraiser, our financial condition and results of operations and changes in market conditions.

How We Determined the Offering Range (pages 117-120)

          We decided to offer between 225,675 and 305,325 shares, which is our offering range, based on an independent appraisal of our pro forma market value prepared by Keller & Company, Inc., an appraisal firm experienced in appraisals of financial institutions. Keller & Company will receive fees totaling $25,000 for the preparation and delivery of the original appraisal report and the final updated appraisal report, plus reimbursement of out-of-pocket expenses not to exceed $1,500, and $1,500 for the preparation and delivery of each additional required updated appraisal report. Keller & Company estimates that as of February 15, 2008, our pro forma market value on a fully converted basis was between $5.0 million and $6.8 million, with a midpoint of $5.9 million. The term “fully converted” means that Keller & Company assumed that 100% of our common stock had been sold to the public, rather than the 45% that will be sold in connection with this stock offering.

          In preparing its appraisal, Keller & Company considered the information in this prospectus, including our financial statements. Keller & Company also considered the following factors, among others:

•	our historical, present and projected operating results and financial condition and the economic and demographic characteristics of our market area;

•	a comparative evaluation of the operating and financial statistics of Auburn Savings Bank with those of other similarly-situated, publicly-traded savings banks and bank holding companies;

•	the effect of the capital raised in this stock offering on our net worth and earnings potential; and

•	the trading market for securities of comparable institutions and general conditions in the market for such securities.

          Our board of directors determined that the common stock should be sold at $10.00 per share and that 45% of the shares of our common stock should be offered for sale to the public in the stock offering. The following table shows the number of shares that will be sold in the stock offering, issued to Auburn Bancorp, MHC, based on the estimated valuation range and the purchase price.

	At Minimum of Offering Range	At Maximum of Offering Range	Percent of Shares Outstanding

Shares sold in the offering	225,675	305,325	45%
Shares issued to Auburn Bancorp, MHC	275,825	373,175	55%

Total	501,500	678,500	100%

          Keller & Company considered the ratio of the offering price to the issuer’s “book value” and the ratio of the offering price to the issuer’s annual core earnings in preparing its appraisal, among other factors. Book value is the same as total equity and represents the difference between the value of the issuer’s assets and liabilities. Core earnings, for purposes of the appraisal, were defined as net earnings after taxes, excluding the after-tax portion of income from nonrecurring items. Keller & Company’s appraisal also incorporates an analysis of a peer group of publicly traded mutual holding companies that Keller & Company considered to be comparable to us.

          The following table presents a summary of selected pricing ratios for the peer group companies and pro forma pricing ratios for us utilized by Keller & Company in its appraisal. These ratios are based on earnings for the 12 months ended December 31, 2007 and book value as of December 31, 2007.

	Fully Converted Price to Core Earnings Multiple	Fully Converted Price to Book Value Ratio

Auburn Bancorp, Inc. (pro forma):
Minimum	36.55x	59.74%
Midpoint	42.53x	64.19%
Maximum	48.39x	67.93%
Maximum, as adjusted	54.97x	71.56%
Peer Group (on a fully-converted basis):
Average	35.51x	79.02%
Median	30.74x	78.45%

          Compared to the average pricing ratios of the peer group at the maximum of the offering range, our stock would be priced at discount of 14.03% to the peer group on a price-to-book basis and a premium of 36.27% on a price-to-core earnings basis. This means that, at the maximum of the offering range, a share of our common stock would be less expensive than the peer group based on a book value per share basis and more expensive on a core earnings per share basis. The disparity between the pricing ratios results from Auburn Bancorp, Inc., on a pro forma basis, generally having higher levels of equity but lower earnings than the companies in the peer group. The appraisal concluded that these ranges represented the appropriate balance of the two approaches to valuing Auburn Bancorp, Inc., and the number of shares to be sold, in comparison to the peer group institutions.

          The independent appraisal does not indicate market value. You should not assume or expect that the valuation described above means that our common stock will trade at or above the $10.00 purchase price after the stock offering.

Mutual Holding Company Data (pages 120-121)

          The following table presents a summary of selected pricing ratios for publicly traded mutual holding companies and the pricing ratios for us, without the ratios being adjusted to the hypothetical case of being fully converted. These ratios are based on earnings for the 12 months ended December 31, 2007 and book value as of December 31, 2007.

	Non-Fully Converted Price to Core Earnings Multiple	Non-Fully Converted Price to Book Value Ratio

Auburn Bancorp, Inc. (pro forma):
Minimum	38.64x	85.48%
Midpoint	45.08x	94.83%
Maximum	51.43x	103.17%
Maximum, as adjusted	58.60x	111.71%
Publicly traded mutual holding companies as of February 15, 2008 (1):
Average	64.75x	138.92%
Median	46.94x	131.52%

(1)

The information for publicly traded mutual holding companies may not be meaningful for investors because it presents average and median information for mutual holding companies that issued a different percentage of their stock in their offerings than the 45% that we are offering to the public. In addition, the effect of stock repurchases also affects the ratios to a greater or lesser degree depending upon repurchase activity.

Possible Change in Offering Range (page 120)

          Keller & Company will update its appraisal before we complete the stock offering. If, as a result of regulatory considerations, demand for the shares or changes in market conditions, Keller & Company determines that our pro forma market value has increased, we may sell up to 351,124 shares without further notice to you. If our pro forma market value at that time is either below $5.0 million or above $7.8 million, then, after consulting with the Office of Thrift Supervision, we may: (i) terminate the stock offering and promptly return all funds with interest; (ii) promptly return all funds with interest, set a new offering range and give all subscribers the opportunity to place a new order; or (iii) take such other actions as may be permitted by the Office of Thrift Supervision and the U.S. Securities and Exchange Commission.

Possible Termination of the Offering (page 121)

          We must sell a minimum of 225,675 shares to complete the stock offering. If we terminate the stock offering because we fail to sell the minimum number of shares or for any other reason, we will promptly return your funds with interest at our passbook savings rate and without deduction of any fees, and holds on funds authorized for withdrawal from deposit accounts will be released.

After-Market Performance of “First-Step” Mutual Holding Company Offerings (pages 121-122)

          The following table provides information regarding the after-market performance of all “first-step” mutual holding company offerings completed from January 1, 2007 through February 15, 2008. “First-step” mutual holding company offerings are initial public offerings by companies in the mutual holding company form of organization.

		Appreciation From Initial Offering Price

Issuer (Market/Symbol)	Date of IPO	After 1 Day	After 1 Week	After 4 Weeks	Through 2/15/08

Meridian Interstate Bancorp (NasdaqGS:EBSB)	01/23/08	(4.0)%	(5.2)%	NA %	(5.0)%
Sound Financial Inc. (OTCBB:SNFL)	01/09/08	(10.0)%	(10.0)%	(8.5)%	(7.0)%
Northfield Bancorp Inc. (NasdaqGS:NFBK)	11/08/07	4.5%	13.0%	4.9%	3.8%
LaPorte Bancorp Inc. (NasdaqCM:LPSB)	10/15/07	(8.1)%	(13.8)%	(21.0)%	(29.0)%
FSB Community Bankshares Inc. (NasdaqGM:FSBC)	08/15/07	0.0%	0.0%	(5.0)%	(14.3)%
Beneficial Mutual Bancorp (NasdaqGS:BNCL)	07/16/07	(7.9)%	(6.8)%	(11.5)%	(6.3)%
Hometown Bancorp Inc. (OTCBB:HTWC)	06/29/07	0.0%	0.0%	(5.0)%	(28.0)%
TFS Financial Corp (NasdaqGS:TFSL)	04/23/07	17.9%	18.0%	23.4%	23.0%
Sugar Creek Financial Corp (OTCBB:SUGR)	04/04/07	0.0%	0.0%	6.0%	(9.0)%
Delanco Bancorp Inc. (OTCBB:DLNO)	04/02/07	0.0%	0.0%	(5.0)%	(25.0)%
Oritani Financial Corp. (NasdaqGS:ORIT)	01/24/07	59.7%	54.3%	55.0%	13.4%
Average		4.7%	4.5%	3.3%	(7.6)%
Median		0.0%	0.0%	(5.0)%	(7.0)%

          This table is not intended to be indicative of how our stock may perform. Furthermore, this table presents only short-term price performance with respect to several companies that only recently completed their initial public offerings and may not be indicative of the longer-term stock price performance of these companies. Stock price appreciation is affected by many factors, including, but not limited to: general market and economic conditions; the interest rate environment; the amount of proceeds a company raises in its offering; and numerous factors relating to the specific company, including the experience and ability of management, historical and anticipated operating results, the nature and quality of Auburn Bancorp, Inc.’s assets, Auburn Bancorp, Inc.’s market area, the quality of management and management’s ability to deploy proceeds (such as through loans and investments, the acquisition of other financial institutions or other businesses, the payment of dividends and common stock repurchases), the presence of professional and other investors who purchase stock on speculation, as well as other unforeseeable events not in the control of management. In addition, the companies listed in the table above may not be similar to Auburn Bancorp, Inc. with regard to market capitalization, offering size, earnings quality and growth potential, among other factors. Further, the pricing ratios for their offerings were in some cases different from the pricing ratios for Auburn Bancorp Inc.’s common stock and the market conditions in which these offerings were completed were, in some cases, different from current market conditions. Any or all of these differences may cause our stock to perform differently from these other offerings. Before you make an investment decision, we urge you to carefully read this prospectus, including, but not limited to, the “Risk Factors” section of this prospectus.

          You should be aware that, in certain market conditions, stock prices of thrift initial public offerings have decreased. For example, as the above table illustrates, the stock of eight companies traded at or below the initial offering price at various times through February 15, 2008. We can give you no assurance that our stock will not trade below the $10.00 purchase price or that our stock will perform similarly to other recent mutual to stock conversions.

Conditions to Completing the Offering

          We are conducting the stock offering under the terms of our plan of reorganization and stock issuance plan. We cannot complete the stock offering unless we sell at least the minimum number of shares offered and we receive the final approval of the Office of Thrift Supervision to complete the stock offering.

           If the members of Auburn Savings Bank approve the reorganization, but the stock offering is not completed because of the failure to sell at least the minimum number of shares offered or for other reasons, Auburn Savings Bank intends to complete the reorganization into the mutual holding company form of organization. In such case, Auburn Bancorp, MHC would be the sole shareholder of Auburn Bancorp, Inc.

Reasons for the Reorganization and Offering (pages 100-101)

          As part of our business planning process, our board of directors concluded that Auburn Savings Bank needed additional capital in order to increase profitability and support asset growth. The proceeds from the sale of our common stock in the stock offering will provide Auburn Savings Bank with additional capital. The reorganization and stock offering also will enable Auburn Bancorp, Inc. and Auburn Savings Bank to increase their capital in response to any future regulatory capital requirements. Although Auburn Savings Bank currently exceeds all regulatory capital requirements, the sale of common stock will assist Auburn Savings Bank with the orderly preservation and expansion of its capital base and will provide flexibility to respond to sudden and unanticipated capital needs.

          The stock offering will increase capital at Auburn Savings Bank and, as a result, increase the maximum amount that we may lend to one borrower. Although we intend to continue to use conservative underwriting practices to maintain the high quality of our loan portfolios, increased lending limits would provide Auburn Savings Bank with flexibility to make larger loans and to grow our loan portfolios in situations where we can do so while continuing to use conservative underwriting practices to maintain the high quality of our loan portfolios.

          The stock offering will afford our directors, officers and employees the opportunity to become stockholders through various stock benefit plans, which we believe to be an effective performance incentive and an effective means of attracting and retaining qualified personnel. The stock offering also will provide our customers and local community members with an opportunity to acquire our stock.

          The board of directors determined that a minority stock issuance was preferable to a full stock conversion because it provides for the continued control of Auburn Bancorp, Inc. by Auburn Bancorp, MHC through its majority ownership position. We chose not to sell more than 45% of our shares of common stock to the public so that we would have the flexibility to issue authorized but unissued shares to fund future stock benefit plans without exceeding the regulatory limit on the percentage of shares that can be owned by persons other than Auburn Bancorp, MHC.

Benefits of the Offering to Management (pages 84-88)

          We intend to adopt the benefit plans and employment agreement described below. Auburn Bancorp, Inc. will recognize compensation expense related to the employee stock ownership plan and the equity incentive plan. The actual expense will depend on the market value of Auburn Bancorp, Inc.’s common stock and, with respect to the employee stock ownership plan, will increase as the value of Auburn Bancorp, Inc.’s common stock increases. As reflected under “Pro Forma Data,” based upon assumptions set forth therein, the annual expense related to the employee stock ownership plan and the equity incentive plan would be $10,000 and $38,000, respectively, assuming shares are sold at the maximum of the offering range. See “Pro Forma Data” for a detailed analysis of the effects of each of these plans.

          Employee Stock Ownership Plan. We intend to establish an employee stock ownership plan that will purchase an amount of shares equal to 3.43% of the shares issued in the stock offering, including shares issued to Auburn Bancorp, MHC. The plan will use the proceeds from a 15-year loan from Auburn Bancorp, Inc. to purchase these shares. As the loan is repaid and shares are released from collateral, the shares will be allocated to the accounts of employee participants. Allocations will be based on a participant’s individual compensation as a percentage of total plan compensation. Non-employee directors are not eligible to participate in the employee stock ownership plan. We will incur additional compensation expense as a result of this plan. See “Pro Forma Data” for an illustration of the effects of this plan.

          Equity Incentive Plan.We intend to adopt an equity incentive plan no earlier than six months after completion of the reorganization and stock offering. Under current Office of Thrift Supervision regulations, the equity incentive plan must be approved by a majority of the total votes cast by our stockholders, other than Auburn Bancorp, MHC. The number of stock options granted under the plan may not exceed 4.90% of the total shares issued in the stock offering and the number of shares of restricted stock awarded under the plan may not exceed 1.47% of the total shares issued in the stock offering, in each case including shares issued to Auburn Bancorp, MHC. We will grant all stock options at an exercise price equal to 100% of the fair market value of the stock on the date of grant. We will grant restricted stock awards at no cost to recipients. We will incur additional compensation expense as a result of this plan.

          The following table presents the total value of all shares to be available for restricted stock awards under the equity incentive plan, based on a range of market prices from $8.00 per share to $14.00 per share. Ultimately, the value of the grants will depend on the actual trading price of our common stock, which depends on numerous factors.

	Value of

Share Price	7,372 Shares Awarded (Minimum of Range)	8,673 Shares Awarded (Midpoint of Range)	9,974 Shares Awarded (Maximum of Range)	11,470 Shares Awarded (15% Above Maximum of Range)

	(Dollars in Thousands, Except Share Price)
$ 8.00	$59	$69	$80	$92
10.00	74	87	100	115
12.00	88	104	120	138
14.00	103	121	140	161

          The following table presents the total value of all stock options available for grant under the equity incentive plan, based on a range of market prices from $8.00 per share to $14.00 per share. For purposes of this table, the value of the stock options was determined using the Black-Scholes option-pricing formula. See “Pro Forma Data.” Ultimately, financial gains can be realized on a stock option only if the market price of the common stock increases above the price at which the option is granted.

		Value of

Exercise Price	Option Value	24,574 Options Granted (Minimum of Range)	28,910 Options Granted (Midpoint of Range)	33,247 Options Granted (Maximum of Range)	38,233 Options Granted (15% Above Maximum of Range)

	(Dollars in Thousands, Except Exercise Price and Option Value)
$ 8.00	$3.27	$80	$95	$109	$125
10.00	4.08	10 0	118	136	156
12.00	4.90	12 0	142	163	187
14.00	5.72	14 1	165	190	219

          The following table summarizes, at the maximum of the offering range, the total number and value of the shares of common stock that the employee stock ownership plan expects to acquire and the total value of all restricted stock awards and stock options that are expected to be available under the equity incentive plan. At the maximum of the offering range, we will sell 305,325 shares and have 678,500 shares outstanding. The number of shares reflected for the benefit plans in the table below assumes the application of the net proceeds as described under “Use of Proceeds.”

	Number of Shares to be Granted or Purchased

	At Maximum of Offering Range	As a Percent of Common Stock Sold at Maximum of Range	As a Percent of Common Stock Outstanding	Total Estimated Value of Grants

	(Dollars in Thousands)
Employee stock ownership plan (1)	23,273	7.6%	3.4%	$ 233
Restricted stock awards (1)	9,974	3.3	1.5	100
Stock options (2)	33,247	10.9	4.9	136

Total	66,494	21.8%	9.8%	$ 469

(1)	Assumes the value of Auburn Bancorp, Inc. common stock is $10.00 per share for determining the total estimated value of the grants.

(2)	Assumes the value of a stock option is $4.08, which was determined using the Black-Scholes option-pricing formula.

          Employment Agreement. We intend to enter into an employment agreement with Allen T. Sterling, President and Chief Executive Officer of Auburn Savings Bank, who will also serve as President and CEO of Auburn Bancorp, Inc., immediately following the stock offering. The agreement will provide for severance benefits if Mr. Sterling is terminated without cause, or if he resigns within 90 days after an event constituting good reason under the agreement, which benefits vary depending on whether or not the termination occurs within one year following a change in control. Based solely on estimated taxable compensation and excluding any benefits that would be payable under any employee benefit plan, if a change in control of Auburn Bancorp, Inc. had occurred at December 31, 2007 and we terminated Mr. Sterling, the total cash payments due under the employment agreement would be approximately $190,685.

Tax Consequences (pages 104-106)

          As a general matter, the reorganization will not be a taxable transaction for purposes of federal or state income taxes to us or persons who receive or exercise subscription rights. We have received a federal tax opinion from our counsel and a state tax opinion from our accountants that we will not recognize any gain or loss as a result of the reorganization and that it is more likely than not that members of Auburn Savings Bank will not realize any income upon the issuance or exercise of the subscription rights.

Persons Who Can Order Stock in the Offering (pages 106-108)

          We have granted rights to subscribe for shares of Auburn Bancorp, Inc. common stock in a “subscription offering” to the following persons in the following order of priority:

1.

Persons with deposits at Auburn Savings Bank with balances aggregating $50 or more (“qualifying deposits”) as of September 30, 2006 (“eligible account holders”). For this purpose, deposit accounts include all savings, time and demand accounts.

2.	Our employee stock ownership plan.

3.	Persons with qualifying deposits in Auburn Savings Bank as of March 31, 2008 (“supplemental eligible account holders”), other than our officers, directors and their associates.

4.

Depositors of Auburn Savings Bank as of May 1, 2008, who are not eligible or supplemental eligible account holders, and borrowers with loans outstanding as of July 1, 2006 that continue to be outstanding at May 1, 2008 (“other members”).

          If we receive subscriptions for more shares than are to be sold in this stock offering, we may be unable to fill or may only partially fill your order. Shares will be allocated in order of the priorities described above under a formula outlined in the plan of reorganization and stock issuance plan. Generally, shares first will be allocated so as to permit each eligible subscriber, if possible, to purchase a number of shares sufficient to make the subscriber’s total allocation equal to 100 shares or the number of shares actually subscribed for, whichever is less. After that, unallocated shares will be allocated among the remaining eligible subscribers whose subscriptions remain unfilled in proportion to the amounts their respective qualifying deposits bear to the total qualifying deposits of all remaining eligible subscribers whose subscriptions remain unfilled. If we increase the number of shares to be sold above 305,325, Auburn Savings Bank’s employee stock ownership plan will have the first priority right to purchase any shares exceeding that amount to the extent that its subscription has not previously been filled. Any shares remaining will be allocated in the order of priorities described above. See “The Reorganization and Stock Offering—Subscription Offering and Subscription Rights” for a description of the allocation procedure.

          We may offer shares not sold in the subscription offering to the general public in a “direct community offering” that can begin concurrently with, during or immediately following the subscription offering. Orders received in the direct community offering will be subordinate to subscription offering orders. Natural persons who are residents of Androscoggin County, Maine will have first preference to purchase shares in the direct community offering. Shares of common stock not purchased in the subscription offering or the direct community offering may be offered for sale through a “syndicated community offering” managed by Keefe, Bruyette & Woods, Inc. We have the right to accept or reject, in our sole discretion, orders we receive in the direct community offering and syndicated community offering.

Subscription Rights are Not Transferable (page 109)

          You are not allowed to transfer your subscription rights and we will act to ensure that you do not do so. You will be required to certify that you are purchasing shares solely for your own account and that you have no agreement or understanding with another person to sell or transfer subscription rights or the shares that you purchase. We will not accept any stock orders that we believe involve the transfer of subscription rights. Eligible depositors who enter into agreements to allow ineligible investors to participate in the subscription offering may be violating federal and state law and may be subject to civil enforcement actions or criminal prosecution.

How to Purchase Common Stock (pages 116-117)

          In the subscription offering and the community offering, you may pay for your shares by:

1.	Personal check, bank check or money order made payable directly to Auburn Bancorp, Inc. (third-party checks of any type and cash will not be accepted); or

2.

Authorizing us to withdraw money from your Auburn Savings Bank deposit account(s) other than checking accounts or individual retirement accounts (“IRAs”). To use funds from accounts with check writing privileges, please submit a check. To use IRA funds, please see the next section.

          Auburn Savings Bank is not permitted to lend funds (including funds drawn on a Auburn Savings Bank line of credit) to anyone for the purpose of purchasing shares of common stock in the stock offering. Also, payment may not be made by wire transfer.

          Checks and money orders will be immediately cashed, so the funds must be available within the account when your stock order form is received by us. Do not overdraft your account. The funds will be deposited by us into an Auburn Savings Bank segregated escrow account or, at our discretion, into an account at another insured depository institution. We will pay interest at Auburn Savings Bank’s passbook savings rate from the date those funds are processed until completion or termination of the stock offering. Withdrawals from certificates of deposit at Auburn Savings Bank for the purpose of purchasing common stock in the stock offering may be made without incurring an early withdrawal penalty. All funds authorized for withdrawal from deposit accounts with Auburn Savings Bank must be available within the deposit accounts at the time the stock order form is received. A hold will be placed on the amount of funds designated on your stock order form. Those funds will be unavailable to you during the stock offering; however, the funds will not be withdrawn from the accounts until the stock offering is completed and will continue to earn interest at the applicable contractual deposit account rate until the completion of the stock offering.

          You may submit your order form in one of three ways: by mail, using the reply envelope provided; by overnight courier to the address indicated on the order form; or by taking the stock order form and payment to either of our offices or our stock information center, which is located at Auburn Savings Bank’s Lewiston office. Once submitted, your order is irrevocable. We are not required to accept copies or facsimiles of order forms.

Using IRA Funds to Purchase Shares in the Offering (page 117)

          You may be able to subscribe for shares of common stock using funds in your individual retirement account(s), or IRA, provided that such IRAs are not maintained at Auburn Savings Bank. If you wish to use some or all of the funds in your Auburn Savings Bank IRA, the applicable funds must first be transferred to a self-directed account maintained by an unaffiliated institutional trustee or custodian, such as a brokerage firm. If you do not have such an account, you will need to establish one and transfer your funds before placing your stock order. Our stock information center can give you guidance in this regard. Because processing this type of order takes additional time, we recommend that you contact our stock information center promptly, preferably at least two weeks before the June 20, 2008 offering deadline. Whether you may use retirement funds for the purchase of shares in the stock offering will depend on timing constraints and, possibly, limitations imposed by the institution where the funds are held.

Purchase Limitations (pages 111-113)

          Our plan of reorganization and stock issuance plan establishes limitations on the purchase of stock in the stock offering. These limitations include the following:

•	The minimum purchase is 25 shares.

•

No individual (or individuals exercising subscription rights through a single deposit account held jointly) may purchase more than $100,000 of common stock (which equals 10,000 shares) in the stock offering.

•

No individual together with any of his or her associates and no group of persons acting in concert may purchase more than $150,000 of common stock (which equals 15,000 shares) in the stock offering, or 5% of the common stock sold in the stock offering (which may be fewer than 15,000 shares under certain circumstances). For purposes of applying this limitation, your associates include:

o	Your spouse, or any relative of you or your spouse, who either lives in your home or who is a director or officer of Auburn Savings Bank;

o	Companies or other entities in which you are a director, officer or partner or have a 10% or greater beneficial ownership interest; and

o	Trusts or other estates in which you have a substantial beneficial interest or as to which you serve as a trustee or in another fiduciary capacity.

          Unless we determine otherwise, persons having the same address and persons exercising subscription rights through qualifying deposit accounts registered to the same address will be subject to this overall purchase limitation. We have the right to determine, in our sole discretion, whether prospective purchasers are associates or acting in concert.

          Subject to the Office of Thrift Supervision’s approval, we may increase or decrease the purchase limitations at any time. Our tax-qualified employee benefit plans, including our employee stock ownership plan, are authorized to purchase up to 10% of the shares issued in the stock offering, not including shares issued to Auburn Bancorp, MHC, without regard to these purchase limitations.

Deadline for Ordering Stock (page 108)

          The subscription offering will end at 12:00 Noon, Eastern time, on June 20, 2008. If you wish to purchase shares, a properly completed and signed original stock order form, together with full payment for the shares of common stock, must be received by us (not postmarked) no later than this time. We expect that the direct community offering will terminate at the same time, although it may continue for up to 45 days after the end of the subscription offering, or longer if regulators approve a later date. No single extension may be for more than 90 days. If we extend the offering beyond August 11, 2008, all subscribers will be notified and given the opportunity to confirm, change or cancel their orders. If you do not respond to this notice, we will promptly return your funds with interest at our passbook savings rate or cancel your deposit account withdrawal authorization. If we intend to sell fewer than 225,675 shares or more than 351,124 shares, we will promptly return all funds with interest, set a new offering range and all subscribers will be notified and given the opportunity to confirm, change or cancel their orders.

How We Will Use the Proceeds of this Offering (pages 31-32)

          The following table summarizes how we will use the proceeds of this stock offering, based on the sale of shares at the minimum and maximum of the offering range.

	Based Upon the Sale at $10.00 Per Share of

	225,675 Shares (Minimum of Range)			265,500 Shares (Midpoint of Range)			305,325 Shares (Maximum of Range)			351,124 Shares (Maximum of Range, as adjusted) (1)

	Amount	Percent of Net Proceeds		Amount	Percent of Net Proceeds		Amount	Percent of Net Proceeds		Amount	Percent of Net Proceeds

	(Dollars in Thousands)
Gross offering proceeds	$2,257			$2,655			$3,053			$3,511
Less: offering expenses	(671)			(671)			(671)			(671)

Net offering proceeds	1,586	100.00%		1,984	100.00%		2,382	100.00%		2,840	100.00%
Less:
Proceeds contributed to Auburn Savings Bank	(961)	( 60.59	) %	(1,359)	( 68.50	) %	(1,757)	( 73.76	) %	(2,215)	( 77.99	) %
Proceeds used for loan to employee stock ownership plan	(172)	( 10.84	) %	(202)	( 10.18	) %	(233)	( 9.78	) %	(268)	( 9.44	) %
Proceeds contributed to Auburn Bancorp, MHC	(25)	( 1.58	) %	(25)	( 1.26	) %	(25)	(1.05)%		(25)	(0.88)%

Proceeds remaining for Auburn Bancorp, Inc.	$428	26.99%		$398	20.06%		$367	15.41%		$332	11.69%

(1)

As adjusted to give effect to a 15% increase in the number of shares outstanding after the offering that could occur due to an increase in the maximum of the independent valuation as a result of regulatory considerations, demand for the shares, or changes in market conditions or general financial and economic conditions following the commencement of the stock offering.

          Initially, Auburn Bancorp, Inc. intends to invest the proceeds it retains from the stock offering in short-term, liquid investments. In the future, we may liquidate our investments and use those funds to invest in securities, to repurchase shares of our common stock, subject to regulatory restrictions, and for general corporate purposes. Auburn Savings Bank initially intends to invest the proceeds it receives from the stock offering in short-term, liquid investments. Over time, Auburn Savings Bank may use the proceeds that it receives from the stock offering to fund new loans, to invest in securities, to pay down borrowings from the Federal Home Loan Bank of Boston and for general corporate purposes. Except as described above, neither Auburn Bancorp, Inc. nor Auburn Savings Bank has any specific plans for the investment of the proceeds of this stock offering and has not allocated a specific portion of the proceeds to any particular use.

Purchases by Directors and Executive Officers (page 90)

          We expect that our directors and executive officers, together with their associates, will subscribe for 15,000 shares, which equals 4.9 % of the shares that would be sold at the maximum of the offering range. Our directors and executive officers will pay the same $10.00 per share price as everyone else who purchases shares in the stock offering. Like all of our depositors, our directors and executive officers have subscription rights based on their deposits and, in the event of an oversubscription, their orders will be subject to the allocation provisions set forth in our plan of reorganization and stock issuance plan. Purchases by our directors and executive officers will count towards the minimum number of shares we must sell to close the stock offering.

Market for Auburn Bancorp, Inc.’s Common Stock (page 33)

          We intend to have the common stock of Auburn Bancorp, Inc. quoted on the OTC Bulletin Board. Keefe, Bruyette & Woods, Inc. currently intends to become a market maker in the common stock, but it is under no obligation to do so. We cannot assure you that other market makers will be obtained or that an active and liquid trading market for our common stock will develop or, if developed, will be maintained. After shares of the common stock begin trading, you may contact a stock broker to buy or sell shares. There can be no assurance that persons purchasing the common stock in the stock offering will be able to sell their shares at or above the $10.00 offering price, and brokerage firms typically charge commissions related to the purchase or sale of securities.

Auburn Bancorp, Inc.’s Dividend Policy (pages 32-33)

          We do not intend to pay cash dividends on the common stock of Auburn Bancorp, Inc .. Our board of directors may decide to pay dividends in the future. Our ability to pay dividends will depend on a number of factors, including our financial condition and results of operations, capital requirements, tax considerations, statutory and regulatory limitations and general economic conditions. Dividends from Auburn Bancorp, Inc., if any, will depend in large part upon receipt of dividends from Auburn Savings Bank because Auburn Bancorp, Inc. initially will have no source of income other than dividends from Auburn Savings Bank, earnings from the investment of net proceeds from the sale of shares of common stock retained by Auburn Bancorp, Inc. and interest payments with respect to Auburn Bancorp, Inc.’s loan to the employee stock ownership plan. The ability of Auburn Savings Bank to dividend funds to Auburn Bancorp, Inc. is subject to regulatory limitations described in more detail in “Dividend Policy.” We anticipate that Auburn Bancorp, MHC will waive receipt of any dividends that we pay.

Possible Conversion of Auburn Bancorp, MHC to Stock Form (page 21)

          In the future, we may undertake a transaction commonly known as a “second -step conversion” in which we would convert from the mutual holding company form of organization to the capital stock form of organization. In a second-step conversion, members of Auburn Bancorp, MHC would have subscription rights to purchase common stock of Auburn Bancorp, Inc. or its successor, and the public stockholders of Auburn Bancorp, Inc. would be entitled to exchange their shares of common stock for an equal percentage of shares of the new holding company. This percentage may be adjusted to reflect any assets owned by Auburn Bancorp, MHC. Auburn Bancorp, Inc.’s public stockholders, therefore, would own approximately the same percentage of the resulting entity as they owned before the second -step conversion. Any second-step conversion would require the approval of the stockholders of Auburn Bancorp, Inc., other than Auburn Bancorp, MHC, and the members of Auburn Bancorp, MHC. We have no current plan to undertake a second-step conversion transaction.

Delivery of Prospectus

          To ensure that each person receives a prospectus at least 48 hours before the offering deadline, we may not mail prospectuses any later than five days prior to such date or hand-deliver prospectuses later than two days prior to that date. Stock order forms may only be delivered if accompanied or preceded by a prospectus. We are not obligated to deliver a prospectus or order form by means other than U.S. mail.

          We will make reasonable attempts to provide a prospectus and offering materials to holders of subscription rights. The subscription offering and all subscription rights will expire at 12:00 Noon, Eastern time, on June 20, 2008 whether or not we have been able to locate each person entitled to subscription rights.

Delivery of Stock Certificates (page 122)

          Certificates representing shares of common stock issued in the stock offering will be mailed to purchasers at the address provided on the order form as soon as practicable following completion of the stock offering and receipt of all necessary regulatory approvals.

Stock Information Center

          If you have any questions regarding the stock offering, please call or visit the stock information center located at Auburn Savings Bank’s Lewiston branch to speak to a registered representative of Keefe, Bruyette & Woods, Inc. The telephone number for the stock information center is (207) 782-5789. The stock information center is open Monday through Friday from 9:00 a.m. to 5:00 p.m. Eastern time.

RISK FACTORS

You should consider carefully the following risk factors before purchasing Auburn Bancorp, Inc. common stock.

Risks Related to Our Business

Future changes in interest rates could reduce our profits.

          Our profitability, like that of most financial institutions, depends to a large extent upon our net interest income, which is the difference between our interest income on interest-earning assets, such as loans and investment securities, and our interest expense on interest-bearing liabilities, such as deposits and borrowed funds. Accordingly, our results of operations depend largely on movements in market interest rates and our ability to manage our interest-rate-sensitive assets and liabilities in response to these movements. Short-term market rates of interest (which we use as a guide to price our deposits) have until recently risen from historically low levels, while longer-term market rates of interest (which we use as a guide to price our longer-term loans) have not. As a result, many financial institutions, including Auburn Savings Bank, experienced a narrowing or “compression” of their net interest spread, which is the difference between the average yield earned on interest-earning assets and the average rate paid on interest-bearing liabilities. For the six months ended December 31, 2007, our interest rate spread was 2.39% compared to 2.39% and 2.50% for the fiscal years ended June 30, 2007 and 2006, respectively. If short-term interest rates rise, and if rates on our deposits reprice upwards faster than the rates on our loans and investments, we would experience further compression of our interest rate spread, which would have a negative effect on our profitability.

          From December 11, 2007 to January 30, 2008, the U.S. Federal Reserve decreased its target for the federal funds rate from 4.25% to 3.00%. Decreases in long-term interest rates can result in increased prepayments of loans and mortgage-related securities, if any, as borrowers refinance to reduce their borrowing costs. Under these circumstances, we are subject to reinvestment risk as we may have to redeploy such loan or securities proceeds into lower-yielding assets, which might also negatively impact our income.

          We principally manage interest rate risk by managing the volume and mix of our earning assets and funding liabilities. In a changing interest rate environment, we may not be able to manage this risk effectively. If we are unable to manage interest rate risk effectively, our business, financial condition and results of operations could be materially harmed. Changes in the level of interest rates also may negatively affect our ability to originate real estate loans, the value of our assets and our ability to realize gains from the sale of our assets, all of which ultimately affect our earnings. For further discussion of how changes in interest rates could impact us, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Management of Market Risk.”

Strong competition within our market area could reduce our profits and slow growth.

          We face intense competition in making loans and attracting deposits. This competition has made it more difficult for us to make new loans and attract deposits. Price competition for loans and deposits sometimes results in us charging lower interest rates on our loans and paying higher interest rates on our deposits, which reduces our net interest income. Competition also makes it more difficult and costly to attract and retain qualified employees. At June 30, 2007, which is the most recent date for which data is available from the Federal Deposit Insurance Corporation, we held 3.9% of the deposits in the metropolitan statistical area of Lewiston-Auburn, Maine. Some of the institutions with which we compete have substantially greater resources and lending limits than we have and may offer services that we do not provide. There also are a number of credit unions in Androscoggin County, which, as tax-exempt organizations, are able to offer higher rates on retail deposits than banks. We expect competition to increase in the future as a result of legislative, regulatory and technological changes and the continuing trend of consolidation in the financial services industry. Our profitability depends upon our continued ability to compete successfully in our market area. For more information about our market area and the competition we face, see “Business of Auburn Savings Bank, FSB—Market Area” and “Business of Auburn Savings Bank, FSB—Competition.”

A downturn in the local economy could reduce our profits.

          Nearly all of our real estate loans are secured by real estate in Androscoggin County. As a result of this concentration of our customers in Androscoggin County, a downturn in the local economy could cause significant increases in non-performing loans, which would hurt our profits. A decrease in asset quality could require additions to our allowance for loan losses through increased provisions for loan losses, which would hurt our profits. For a discussion of our market area, see “Business of Auburn Savings Bank, FSB—Market Area.”

A downturn in real estate values could reduce our profits.

          At December 31, 2007, $31.4 million, or 57.3%, of our loan portfolio consisted of one - to four-family residential real estate loans. After the stock offering, we intend to maintain a relatively high concentration of loans in one- to four-family lending. Although these types of loans generally expose a lender to less risk of non-payment and loss than commercial and construction loans, the market for loans on one- to four-family homes is significantly dependent on real estate values. A decline in real estate values could cause some of our one- to four-family residential real estate loans to become inadequately collateralized, which would expose us to a greater risk of loss. Additionally, a decline in real estate values could result in a decline in the origination of such loans.

Our increased emphasis on commercial and construction lending may expose us to increased lending risks.

          At December 31, 2007, our commercial mortgage loans totaled $ 8.9 million, or 16.2% of our total loan portfolio, up from $5.0 million at December 31, 2005. Construction loans at December 31, 2007 totaled $2.4 million, or 4.3% of our total loan portfolio, as compared to $2.6 million at December 31, 2005. Commercial business loans at December 31, 2007 totaled $1.4 million, or 2.6% of our total loan portfolio, as compared to $1.3 million at December 31, 2005. We have grown these loan portfolios in recent years and intend to continue to emphasize these types of lending. These types of loans generally expose a lender to greater risk of non-payment and loss than one- to four-family residential mortgage loans because repayment of the loans often depends on the successful operation of the property, the income stream of the borrowers and, for construction loans, the accuracy of the estimate of the property’s value at completion of construction and the estimated cost of construction. Such loans typically involve larger loan balances to single borrowers or groups of related borrowers compared to one- to four-family residential mortgage loans. Commercial business loans expose us to additional risks since they typically are made on the basis of the borrower’s ability to make repayments from the cash flow of the borrower’s business and are secured by non-real estate collateral that may depreciate over time. In addition, since commercial business loans generally entail greater risk than one - to four-family residential mortgage loans, we may need to increase our allowance for loan losses in the future to account for the likely increase in probable incurred credit losses associated with the growth of such loans. For a discussion of our lending activities, see “Business of Auburn Savings Bank, FSB—Lending Activities.”

Our business is continually subject to technological change, and we may have fewer resources than our competitors to continue to invest in technological improvements.

          The banking and financial services industry continually undergoes technological changes, with frequent introductions of new technology-driven products and services. In addition to serving customers better, the effective use of technology increases efficiency and enables financial institutions to reduce costs. Our future success will depend, in part, upon our ability to address the needs of our customers by using technology to provide products and services that enhance customer convenience, as well as create additional efficiencies in our operations. Many of our competitors have greater resources to invest in technological improvements than we do. We may not effectively implement new technology -driven products and services or do so as quickly, which could reduce our ability to effectively compete, and could adversely affect earnings.

We operate in a highly regulated environment and may be adversely affected by changes in laws and regulations.

          We are subject to extensive regulation, supervision and examination by the Office of Thrift Supervision, our chartering authority, and by the Federal Deposit Insurance Corporation, as insurer of the deposits of Auburn Savings Bank. Such regulation and supervision governs the activities in which an institution and its holding company may engage and are intended primarily for the protection of the insurance fund and the depositors and borrowers of Auburn Savings Bank rather than for the holders of Auburn Bancorp, Inc.’s common stock. Regulatory authorities have extensive discretion in their supervisory and enforcement activities, including the imposition of restrictions on our operations, the classification of our assets and determination of the level of our allowance for loan losses. Any change in such regulation and oversight, whether in the form of regulatory policy, regulations, legislation or supervisory action, may have a material impact on our operations.

If our allowance for loan losses is not sufficient to cover actual loan losses, our earnings will decrease.

          We make various assumptions and judgments about the collectibility of our loan portfolio, including the creditworthiness of our borrowers and the value of the real estate and other assets serving as collateral for the repayment of many of our loans. In determining the amount of the allowance for loan losses, we review our loans and our loss and delinquency experience, and we evaluate economic conditions. If our assumptions are incorrect, our allowance for loan losses may not be sufficient to cover losses inherent in our loan portfolio, resulting in additions to our allowance. Our allowance for loan losses was 0.56% of total loans at December 31, 2007, and material additions to our allowance could materially decrease our net income. In addition, bank regulators periodically review our allowance for loan losses and may require us to increase our provision for loan losses or recognize further loan charge-offs. Any increase in our allowance for loan losses or loan charge -offs as required by these regulatory authorities might have a material adverse effect on our financial condition and results of operations.

If we are unable to retain the services of our senior management team, our business may be adversely affected.

          The success of Auburn Bancorp, Inc. and Auburn Savings Bank will depend largely upon the efforts of our senior management team. The loss of the services of any member of our senior management team may adversely affect our business. Not unlike many small financial institutions, Auburn Savings Bank relies substantially on its President and Chief Executive Officer, Allen T. Sterling. The loss of the services of Mr. Sterling, which is not currently contemplated, may have a material adverse effect on our ability to implement our operating strategy. In connection with the reorganization and stock offering, we will enter into an employment agreement with Mr. Sterling. For a discussion of the terms of the employment agreement, see “Management—Proposed Employment Agreement.”

Risks Related to this Offering

We expect there to be a limited market for our common stock, which may adversely affect our stock price.

          Although we intend to have our shares of common stock quoted on the OTC Bulletin Board, there is no guarantee that the shares will be actively traded. If an active trading market for our common stock does not develop, you may not be able to sell your shares of common stock on short notice and the sale of a large number of shares at one time could temporarily depress the market price. There also may be a wide spread between the bid and asked price for our common stock. When there is a wide spread between the bid and asked price, the price at which you may be able to sell our common stock may be significantly lower than the price at which you could buy it at that time.

The market for stock of financial institutions has been unusually volatile recently, and our stock price may decline when trading commences.

          We cannot guarantee that if you purchase shares in the stock offering you will be able to sell them at or above the $10.00 purchase price. After the shares of our common stock begin trading, the trading price of the common stock will be determined by the marketplace, and will be influenced not only by our operating results but by many factors outside of our control, including prevailing interest rates, investor perceptions, securities analyst research reports and general industry, geopolitical and economic conditions. Publicly traded stocks, including stocks of financial institutions, have recently experienced substantial market price volatility. We might experience fluctuations in our stock price that are not directly related to our operating performance or asset quality but are influenced by the current market conditions for financial institutions generally, the market’s perception of the health of the financial industry, and the market’s assessment of credit quality conditions, including default and foreclosure rates.

Additional expenses following the stock offering from new equity benefit plans will adversely affect our profitability.

          Following the reorganization and stock offering, we will recognize additional annual employee compensation expenses stemming from options and shares granted to employees, directors and executives under new benefit plans. These additional expenses will adversely affect our profitability. We cannot determine the actual amount of these new stock-related compensation expenses at this time because applicable accounting practices generally require that they be based on the fair market value of the options or shares of common stock at the date of the grant; however, we expect them to be material. We will recognize expenses for our employee stock ownership plan when shares are committed to be released to participants’ accounts and will recognize expenses for restricted stock awards and stock options over the vesting period of awards made to recipients. The pro forma benefit expenses for the year ended June 30, 2007 have been estimated to be approximately $48,000 at the maximum of the offering range, as set forth in the pro forma financial information under “Pro Forma Data,” assuming the $10.00 per share purchase price as fair market value. Actual expenses, however, may be higher or lower, depending on the price of our common stock, the number of shares awarded under the plans and the timing of the implementation of the plans. For further discussion of these plans, see “Management—Benefit Plans.”

We will need to implement additional finance and accounting systems, procedures and controls in order to satisfy our new public company reporting requirements, which will increase our operating expenses.

          As a result of the completion of this stock offering, we will become a public reporting company. The federal securities laws and the regulations of the Securities and Exchange Commission require that we file annual, quarterly and current reports and that we maintain effective disclosure controls and procedures and internal controls over financial reporting. We expect that the obligations of being a public company, including substantial public reporting obligations, will require significant expenditures and place additional demands on our management team. Compliance with the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the Securities and Exchange Commission will require us to certify the adequacy of our internal controls and procedures, which will require us to upgrade our accounting systems. These reporting and compliance obligations will increase our operating expenses and could divert our management’s attention from our operations.

Our return on equity will initially be low compared to other publicly traded financial institutions. A low return on equity may negatively impact the trading price of our common stock.

          Net income divided by average equity, known as “return on equity,” is a ratio used by many investors to compare the performance of a financial institution with its peers. For the fiscal year ended June 30, 2007, our return on equity was 2.77%. Although we expect that our net income will increase following the reorganization and stock offering, we expect that our return on equity will be reduced as a result of the additional capital that we will raise in the stock offering. For example, our pro forma return on average equity for the twelve months ended December 31, 2007 is 1. 84%, assuming the sale of shares at the maximum of the offering range. In comparison, the peer group used by Keller & Company in its appraisal had an average return on equity of 3.01% for the twelve months ended December 31, 2007, the latest date for which data is available. Over time, we intend to use the net proceeds from this stock offering to increase earnings per share and book value per share, without assuming undue risk, with the goal of achieving a return on equity that is competitive with other publicly held companies. This goal could take a number of years to achieve, and we cannot assure you that it will be attained. Consequently, you should not expect a competitive return on equity in the near future. Failure to achieve a competitive return on equity might make an investment in our common stock unattractive to some investors and might cause our common stock to trade at lower prices than comparable companies with higher returns on equity. See “Pro Forma Data” for an illustration of the financial impact of this stock offering.

Our failure to utilize effectively the proceeds of the stock offering would reduce our profitability.

          We have broad discretion in investing the proceeds of the stock offering. At the maximum of the offering range, we intend to contribute approximately 73.8 % of the net proceeds of the stock offering to Auburn Savings Bank. We expect to use a portion of the net proceeds to fund the purchase by our employee stock ownership plan of shares in the stock offering and $25,000 of the net proceeds to capitalize Auburn Bancorp, MHC. We may use the remaining net proceeds that we retain to, among other things, invest in securities, pay cash dividends or repurchase shares of common stock, subject to regulatory restrictions. Auburn Savings Bank may use the portion of the proceeds that it receives to fund new loans, invest in securities and expand its business activities. Auburn Bancorp, Inc. and Auburn Savings Bank may also use the proceeds of the stock offering to diversify their businesses and acquire other companies, although we have no specific plans to do so at this time. We have not allocated specific amounts of proceeds for any of these purposes, and we will have significant flexibility in determining how much of the net proceeds we apply to different uses and the timing of such applications. If we do not utilize the proceeds of the offering effectively, our profitability will be reduced.

Issuance of shares for benefit programs may dilute your ownership interest.

          We intend to adopt an equity incentive plan following the stock offering. If stockholders approve the new equity incentive plan, we intend to issue shares to our officers and directors through this plan. We may fund the equity incentive plan through the purchase of common stock in the open market, subject to regulatory restrictions, by a trust established in connection with the plan or from authorized but unissued shares of Auburn Bancorp, Inc. common stock. If the restricted stock awards under the equity incentive plan are funded from authorized but unissued stock, your ownership interest in the shares could be diluted by up to approximately 1.4%, assuming awards of common stock equal to 1.47% of the shares issued in the stock offering, including shares issued to Auburn Bancorp, MHC, are awarded under the plan. If the shares issued upon the exercise of stock options under the equity incentive plan are issued from authorized but unissued stock, your ownership interest in the shares could be diluted by up to approximately 4.7%, assuming stock option grants equal to 4.9% of the shares issued in the stock offering, including shares issued to Auburn Bancorp, MHC, are granted under the plan. See “Pro Forma Data” and “Management—Benefit Plans—Future Equity Incentive Plan.”

Auburn Bancorp, MHC’s majority control of our common stock will enable it to exercise voting control over most matters put to a vote of stockholders and will prevent stockholders from forcing a sale or a second-step conversion transaction you may find advantageous.

          Auburn Bancorp, MHC will own a majority of Auburn Bancorp, Inc.’s common stock after the reorganization and stock offering and, through its board of directors, will be able to exercise voting control over most matters put to a vote of stockholders. The same directors and officers who will manage Auburn Bancorp, Inc. and Auburn Savings Bank will also manage Auburn Bancorp, MHC. As a federally-chartered mutual holding company, the board of directors of Auburn Bancorp, MHC must ensure that the interests of depositors of Auburn Savings Bank are represented and considered in matters put to a vote of stockholders of Auburn Bancorp, Inc. Therefore, the votes cast by Auburn Bancorp, MHC may not be in your personal best interests as a stockholder. For example, Auburn Bancorp, MHC may exercise its voting control to defeat a stockholder nominee for election to the board of directors of Auburn Bancorp, Inc. Auburn Bancorp, MHC’s ability to control the outcome of the election of the board of directors of Auburn Bancorp, Inc. restricts the ability of minority stockholders to effect a change of management. In addition, stockholders will not be able to force a merger or second -step conversion transaction without the consent of Auburn Bancorp, MHC, as such transactions require the approval of at least two-thirds of all outstanding voting stock, which can only be achieved if Auburn Bancorp, MHC voted to approve such transactions. Some stockholders may desire a sale or merger transaction, since stockholders typically receive a premium for their shares, or a second -step conversion transaction, since fully converted institutions tend to trade at higher multiples than mutual holding companies. While Auburn Bancorp, MHC could defeat such measures, it will not be able to force approval of second -step transactions and implementation of equity incentive plans, each of which require, under current Office of Thrift Supervision regulations and policies, approval by the stockholders other than Auburn Bancorp, MHC.

Office of Thrift Supervision regulations and anti-takeover provisions in our charter restrict the accumulation of our common stock, which may adversely affect our stock price.

          Office of Thrift Supervision regulations provide that, for a period of three years following the date of the completion of the stock offering, no person, acting alone, together with associates or in a group of persons acting in concert, will directly or indirectly offer to acquire or acquire the beneficial ownership of more than 10% of our common stock without the prior written approval of the Office of Thrift Supervision. In addition, Auburn Bancorp, Inc.’s charter provides that, for a period of five years from the date of the stock offering, no person, other than Auburn Bancorp, MHC, may acquire directly or indirectly the beneficial ownership of more than 10% of any class of any equity security of Auburn Bancorp, Inc. In the event a person acquires shares in violation of this charter provision, all shares beneficially owned by such person in excess of 10% will be considered “excess shares” and will not be counted as shares entitled to vote or counted as voting shares in connection with any matters submitted to the stockholders for a vote. These restrictions make it more difficult and less attractive for stockholders to acquire a significant amount of our common stock, which may adversely affect our stock price.

FORWARD-LOOKING STATEMENTS

          This prospectus contains a number of forward-looking statements regarding the financial condition, results of operations, earnings outlook, and business prospects of Auburn Bancorp, Inc. You can find many of these statements by looking for words such as “expects,” “projects,” “anticipates,” “believes,” “intends,” “estimates,” “strategy,” “plan,” “potential,” “possible” and other similar expressions. Forward-looking statements include:

•	statements of our goals, intentions and expectations;

•	statements regarding our business plans, prospects, growth and operating strategies;

•	statements regarding the quality of our loan and investment portfolios; and

•	estimates of our risks and future costs and benefits.

          The forward-looking statements involve significant risks and uncertainties. Actual results may differ materially from those expressed in, or implied by, the forward-looking statements due to, among others, the factors discussed under “Risk Factors” as well as the following:

•	changes in the interest rate environment that reduce our interest margins or reduce the fair value of financial instruments;

•	competitive pressures among financial services companies in our market area;

•	general economic conditions, either nationally or in our market area, that are worse than expected;

•	increased lending risks associated with increased commercial and construction lending;

•	legislative or regulatory changes that adversely affect our business;

•	changes in consumer spending, borrowing and savings habits;

•	adverse changes in the securities markets; and

•	changes in accounting policies and practices, as may be adopted by Auburn Savings Bank, regulatory agencies, the Financial Accounting Standards Board or the Public Company Accounting Oversight Board.

          Any of the forward-looking statements that we make in this prospectus and in other public statements we make may later prove incorrect because of inaccurate assumptions, the factors illustrated above or other factors that we cannot foresee. Because of these and other uncertainties, no forward-looking statement can be guaranteed, and you should not rely on such statement. Except to the extent required by applicable law or regulation, Auburn Bancorp, Inc. undertakes no obligation to update these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

SELECTED FINANCIAL AND OTHER DATA

          The summary financial information presented below is derived in part from our financial statements. The following is only a summary and you should read it in conjunction with the financial statements and notes beginning on page F-1. The information at June 30, 2007 and 2006 and for the fiscal years ended June 30, 2007 and 2006 is derived in part from the audited financial statements that appear in this prospectus. The information at December 31, 2007 and for the six months ended December 31, 2007 and 2006 was not audited, but in the opinion of management, reflects all adjustments necessary for a fair presentation. All of these adjustments are normal and recurring. The results of operations for the six months ended December 31, 2007 are not necessarily indicative of the results of operations that may be expected for the entire year.

	At December 31,	At June 30,

	2007	2007	2006

	(Dollars in Thousands)
Selected Financial Condition Data:
Total assets	$63,458	$62,404	$64,170
Cash and cash equivalents	1,858	3,413	2,638
Loans, net	54,475	52,799	53,849
Total investments and certificates of deposit	4,573	3,860	5,267
Deposits	44,991	44,879	45,009
Borrowings	13,650	12,900	14,750
Total capital	4,481	4,350	4,163

	For the Six Months Ended December 31,		For the Fiscal Years Ended June 30,

	2007	2006	2007	2006

	(Dollars in Thousands)
Selected Operating Data:
Interest and dividend income	$2,023	$1,953	$3,908	$3,465
Interest expense	1,223	1,161	2,339	1,910

Net interest income	800	792	1,569	1,555
Provision for (recovery of) loan losses	(7)	18	34	62

Net interest income after provision for (recovery of) loan losses	807	774	1,535	1,493
Non-interest income	68	36	90	86
Gain on sales of securities and loans, net	9	16	22	(3)
Non-interest expense	764	727	1,477	1,414

Income before income tax expense	120	99	170	162
Income tax expense	36	30	50	36

Net income	$84	$69	$120	$126

	For the Six Months Ended December 31,		For the Years Ended June 30,

	2007	2006	2007	2006

Selected Ratios and Other Data:

Performance Ratios (1):
Return on assets (ratio of net income to average total assets)	0.27%	0.22%	0.19%	0.21%
Return on equity (ratio of net income to average equity)	3.73%	3.21%	2.77%	3.01%
Interest rate spread (2)	2.39%	2.40%	2.39%	2.50%
Net interest margin (3)	2.68%	2.68%	2.67%	2.73%
Efficiency ratio (4)	87.18%	86.10%	87.86%	86.34%
Non-interest expense to average total assets	2.43%	2.32%	2.38%	2.33%
Average interest-earning assets to average interest bearing liabilities	107.13%	107.04%	107.24%	106.95%

Asset Quality Ratios:
Non-performing assets to total assets	0.20%	0.00%	0.00%	0.15%
Non-performing loans to total loans	0.00%	0.00%	0.00%	0.18%
Allowance for loan losses to non-performing loans	NM	NM	NM	NM
Allowance for loan losses to total loans	0.56%	0.58%	0.60%	0.54%

Capital Ratios:
Tier 1 capital (to adjusted assets)	7.09%	6.93%	6.98%	6.54%
Tier 1 capital (to risk-weighted assets)	11.15%	11.03%	11.29%	10.38%
Total risk-based capital (to risk weighted assets)	11.97%	11.89%	12.17%	11.16%

Other Data:
Number of offices	2	2	2	2

(1)	Ratios for the six-month periods ending December 31, 2007 and December 31, 2006 have been annualized.

(2)	Represents the difference between the weighted-average yield on interest-earning assets and the weighted average cost of interest-bearing liabilities for the period.

(3)	Represents net interest income as a percent of average interest-earning assets for the period.

(4)	Represents non-interest expense for the period divided by the sum of net interest income (before the loan loss provision) and non-interest income.

RECENT DEVELOPMENTS

           The following tables contain certain information concerning the financial condition and results of operations of Auburn Savings Bank. The information at March 31, 2008 and 2007 and for the three - month and nine-month periods ended March 31, 2008 and 2007 was not audited, but, in the opinion of management, reflects all adjustments necessary for a fair presentation. All of these adjustments are normal and recurring. The results of operations for the three months and nine months ended March 31, 2008 are not necessarily indicative of the results of operations that may be expected for the entire year.

	At March 31,	At June 30,

	2008	2007

	(Dollars in Thousands)
Selected Financial Condition Data:
Total assets	$65,379	$62,404
Cash and cash equivalents	3,289	3,413
Loans, net	54,533	52,799
Total investments	1,477	2,365
Deposits	45,383	44,879
Borrowings	15,150	12,900
Total capital	4,522	4,350

	For the Three Months Ended March 31,		For the Nine Months Ended March 31,

	2008	2007	2008	2007

	(Dollars in Thousands)
Selected Operating Data:
Interest and dividend income	$1,030	$968	$3,053	$2,921
Interest expense	597	574	1,820	1,735

Net interest income	433	394	1,233	1,186
Provision for (recovery of) loan losses	4	7	(3)	25

Net interest income after provision for (recovery of) loan losses	429	387	1,236	1,161
Non-interest income	62	19	130	55
Gain (loss) on sales of securities and loans, net	45	(1)	53	14
Non-interest expense	401	377	1,165	1,103

Income before income tax expense	135	28	254	127
Income tax expense	41	8	76	38

Net income	$94	$20	$178	$89

	For the Three Months Ended March 31,		For the Nine Months Ended March 31,

	2008	2007	2008	2007

Selected Ratios and Other Data:

Performance Ratios (1):
Return on assets (ratio of net income to average total assets)	0.59%	0.13%	0.37%	0.19%
Return on equity (ratio of net income to average equity)	8.30%	1.85%	5.24%	2.75%
Interest rate spread (2)	2.57%	2.43%	2.45%	2.41%
Net interest margin (3)	2.83%	2.74%	2.73%	2.70%
Efficiency ratio (4)	74.16%	91.48%	82.22%	87.86%
Non-interest expense to average total assets	2.47%	2.48%	2.44%	2.37%
Average interest-earning assets to average interest bearing liabilities	106.65%	107.80%	106.97%	107.28%

Asset Quality Ratios:
Non-performing assets to total assets	0.19%	0.00%	0.19%	0.00%
Non-performing loans to total loans	0.15%	0.00%	0.15%	0.00%
Allowance for loan losses to non-performing loans	375.67%	0.00%	375.67%	0.00%
Allowance for loan losses to total loans	0.57%	0.58%	0.57%	0.58%

Capital Ratios:
Tier 1 capital (to adjusted assets)	6.99%	6.88%	6.99%	6.88%
Tier 1 capital (to risk-weighted assets)	11.26%	11.06%	11.26%	11.06%
Total risk-based capital (to risk weighted assets)	12.07%	11.93%	12.07%	11.93%

Other Data:
Number of offices	2	2	2	2

(1)	Ratios for the three-month and nine-month periods ending March 31, 2008 and March 31, 2007 have been annualized.

(2)	Represents the difference between the weighted-average yield on interest-earning assets and the weighted average cost of interest-bearing liabilities for the period.

(3)	Represents net interest income as a percent of average interest-earning assets for the period.

(4)	Represents non-interest expense for the period divided by the sum of net interest income (before the loan loss provision) and non-interest income.

Comparison of Financial Condition at March 31, 2008 and June 30, 2007

           Total Assets. Total assets increased by $3.0 million, or 4.8%, from $62.4 million at June 30, 2007 to $65.4 million at March 31, 2008. This increase was largely the result of an increase of $1.7 million in loans and $1.8 million in certificates of deposit, which increases were partially offset by a reduction in other investment securities available for sale.

           Cash and Cash Equivalents. Cash and correspondent bank balances decreased by $124,000, or 3.6%, from $3.4 million at June 30, 2007 to $3.3 million at March 31, 2008. This decrease was primarily the result of a temporary decrease in deposit balances in Federated Liquid Cash and FHLB Ideal account of $400,000, which was partially offset by an increase in the Federal Reserve Bank account.

           Certificates of deposit. Certificate of deposit balances at other banks increased by $1.8 million, or 296.7%, from $600,000 at June 30, 2007 to $2.4 million at March 31, 2008, because of certificate of deposit rates that were higher than rates on U.S. treasuries and agency obligations.

           Securities Available for Sale. The investment portfolio available for sale aggregated $1.5 million at March 31, 2008, a decrease of $887,000, or 37.5%, from $2.4 million at June 30, 2007. Within the securities portfolio, U.S. Government-sponsored enterprise obligations decreased by $650,000. The decrease in U.S. Government-sponsored enterprise obligations was primarily related to maturity of agency bonds. Mortgage-backed securities decreased $96,000, or 16.2%, from $593,000 at June 30, 2007 to $497,000 at March 31, 2008.

           Net Loans. Including loans held for sale, net loans increased $1.7 million, or 3.3%, from $52.8 million at June 30, 2007 to $54.5 million at March 31, 2008. Residential mortgage loans increased $614,000, or 1.9%, commercial real estate loans increased $1.7 million, or 22.6% , home equity loans decreased $849,000, or 7.6% , construction loans increased $32,000, or 3 .4%, commercial loans increased $254,000, or 20 .2%, and consumer installment loans increased $19,000, or 3.7%.

           Deposits and Borrowed Funds. Deposits increased $504,000, or 1.1%, from $44.9 million at June 30, 2007 to $45.4 million at March 31, 2008. Demand accounts increased $365,000, or 13.1%, NOW accounts decreased $257,000, or 11.4%, savings accounts decreased $87,000, or 3.4%, money market accounts decreased $397,000, or 4.2%, and certificates of deposit increased $881,000, or 3.2%. Total borrowings from the Federal Home Loan Bank of Boston increased $2.3 million, or 17.4%, from $12.9 million as of June 30, 2007 to $15.2 million as of March 31, 2008, as increases were used to fund growth in loans.

           Total Capital. Retained earnings increased by $232,000, comprised of net income of $178,000 and the cumulative effect of capitalizing mortgage servicing rights of $53,000. This was offset slightly by the other comprehensive loss of $60,000 related to unrealized depreciation in investment securities available for sale, which led to an overall total capital increase of $172,000.

Comparison of Operating Results for the Three Months Ended March 31, 2008 and March 31, 2007

           Net Income. Net income increased $74,000, or 376.9%, to $94,000 for the three months ended March 31, 2008 compared to $20,000 for the three months ended March 31, 2007. The increase was primarily the result of an increase in net interest income and sale of mortgage loans, offset by an increase in non-interest expense.

           Net Interest Income. Net interest income increased $39,000 , or 9.7%, from $394,000 in the three months ended March 31, 2007 to $433,000 in the three months ended March 31, 2008.

           Interest Income. Interest income increased from $968,000 for the three months ended March 31, 2007 to $1.0 million for the three months ended March 31, 2008. This increase of $62,000, or 6.3%, was due principally to increased volume of loans. Interest income on loans increased by $69,000, or 7.8%, and interest income on securities and interest-bearing deposits increased by $7,000, or 12.9%, while dividends on Federal Home Loan Bank of Boston stock decreased $15,000 or 52.2%.

           Interest Expense. Interest expense increased by $23,000, or 4.0%, to $597,000 for the three months ended March 31, 2008. The increase was due to an increase in advances. Average deposit balances increased $1.2 million , or 2.9%, while average rates increased from 2.92% to 2.98%. Average borrowings balances increased from $13.2 million to $13.6 million, or 3.0%. The average rate decreased from 4.32% to 3.69%.

           Provision for Loan Losses. Our provision for loan losses de creased from $ 7,000 for the three months ended March 31, 2007 to $4,000 for the three months ended March 31, 2008. There were no net loan charge-offs for the three months ended March 31, 2007 and 2008. The allowance for loan losses of $314,000 at March 31, 2008 represented 0. 57 % of total loans, as compared to an allowance of $309,000, representing 0.58 % of total loans at March 31, 2007. Our analysis of the adequacy of the allowance considers economic conditions, historical losses and management’s estimate of losses inherent in the portfolio. For further discussion of our current methodology, please refer to “ Business of Auburn Savings Bank, FSB. ”

           Non-interest Income. Total non-interest income increased $89,000, or 511.6%, to $107,000 for the three months ended March 31, 2008, as compared to $18,000 for the three months ended March 31, 2007. There was a $46,000 increase in gains realized on the sale of fixed rate residential mortgage loans sold into the secondary market for the three months ended March 31, 2008 as compared to the three months ended March 31, 2007. This increase was also impacted by a $32,000 change in the value of our hedges.

           Non-interest Expense. Non-interest expense increased $24,000, or 6.2%, to $401,000 for the three months ended March 31, 2008 as compared to $377,000 for the three months ended March 31, 2007. The increase was primarily attributable to increases in salary and benefits, computer expense and advertising expenses of $16,000, $4,000 and $4,000, respectively. These increases were offset partially by decreases in occupancy and depreciation expenses of $5,000.

           Income Taxes. Income tax expense was $41,000 for the three months ended March 31, 2008, reflecting an effective tax rate of 30%, compared to $8,000 for the three months ended March 31, 2007, reflecting an effective tax rate of 29%. The increase in income taxes was due to higher pre-tax earnings.

Comparison of Operating Results for the Nine Months Ended March 31, 2008 and March 31, 2007

           Net Income. Net income increased $89,000, or 99.6%, to $178,000 for the nine months ended March 31, 2008 compared to $89,000 for the nine months ended March 31, 2007. The increase was primarily the result of a combination of an increase in net interest income and non-interest income, offset by an increase in non-interest expense.

           Net Interest Income. Net interest income increased $47,000 , or 3.9%, from $1.2 million in the nine months ended March 31, 2007 to $1.2 million in the nine months ended March 31, 2008.

           The increase in volume of interest-earning assets increased interest income by $55,000, while the increase in the volume of interest-bearing liabilities increased interest expense by $55,000. The changes in volume had an impact of $475 on net interest income. Changes in rate had the effect of increasing net interest income by $46,000. The increase in net interest income attributable to higher yields on interest-earning assets totaled $76,000 compared to a $30,000 decrease in net interest income attributable to higher rates on interest-bearing liabilities. Net interest margin was 2.70% for the nine months ended March 31, 2007 and 2.73% for the nine months ended March 31, 2008. During much of the three months ended March 31, 2008, short-term interest rates remained comparatively high relative to long-term rates. Management expects to see short-term interest rates decline faster than long-term rates as a result of actions taken by the Federal Reserve.

           Interest Income. Interest income increased from $2.9 million for the nine months ended March 31, 2007 to $3.0 million for the nine months ended March 31, 2008. This increase of $131,000, or 4.5%, was due principally to increased volume and rates on loans. Interest income on loans increased by $118,000, or 4.4%, and dividends on Federal Home Loan Bank stock and interest income on securities and interest-bearing deposits increased by $13,000, or 6.0%.

           Interest Expense. Interest expense increased by $85,000, or 4.9%, to $1.8 million for the nine months ended March 31, 2008. The increase was due to an increase in deposits and an overall increase in interest rates on deposits. Average deposit balances increased $840,000, while average rates increased from 2.89% to 2.98%. Average borrowings balances increased from $13.2 million to $13.6 million. The average rate on borrowings has decreased from 4.09% to 4.04%.

           Provision for Loan Losses. Our provision for loan losses decreased from $25,000 for the nine months ended March 31, 2007 to a recovery of $3,000 for the nine months ended March 31, 2008. Net loan charge-offs for each of the nine month periods ended March 31, 2007 and 2008 was $1,000. The allowance for loan losses of $314,000 at March 31, 2008 represented 0. 57 % of total loans, as compared to an allowance of $309,000, representing 0. 58 % of total loans at March 31, 2007. Our analysis of the adequacy of the allowance considers economic conditions, historical losses and management’s estimate of losses inherent in the portfolio. For further discussion of our current methodology, please refer to “ Business of Auburn Savings Bank, FSB. ”

           Non-interest Income. Total non-interest income increased $114,000, or 164.6%, to $183,000 for the nine months ended March 31, 2008, as compared to $69,000 for the nine months ended March 31, 2007. There was a $44,000 increase in gains realized on the sale of fixed rate residential mortgage loans sold into the secondary market for the nine months ended March 31, 2008 as compared to the nine months ended March 31, 2007. This increase was also affected by a change in the value of our hedges, deposit fee income and loan fee income.

           Non-interest Expense. Non-interest expense increased $62,000, or 5.6%, to $1.2 million for the nine months ended March 31, 2008 as compared to $1.1 million for the nine months ended March 31, 2007. The increase was primarily attributable to increases in salary and benefits, computer expense and advertising expenses of $41,000, $13,000 and $11,000, respectively. These increases were offset partially by decreases in occupancy and depreciation expenses of $12,000.

           Income Taxes. Income tax expense was $76,000 for the nine months ended March 31, 2008, reflecting an effective tax rate of 30%, compared to $38,000 for the nine months ended March 31, 2007, reflecting an effective tax rate of 30%. The increase in income taxes was due to higher pre-tax earnings.

USE OF PROCEEDS

          The following table shows how we intend to use the net proceeds of the stock offering. The actual net proceeds will depend on the number of shares of common stock sold in the stock offering and the expenses incurred in connection with the stock offering. Payments for shares made through withdrawals from deposit accounts at Auburn Savings Bank will reduce Auburn Savings Bank’s deposits and will not result in the receipt of new funds for investment. See “Pro Forma Data” for the assumptions used to arrive at these amounts.

	Based Upon the Sale at $10.00 Per Share of

	225,675 Shares ( Minimum of Range)			265,500 Shares (Midpoint of Range)			305,325 Shares Maximum of Range			351,124 Shares (1) (Maximum of Range, as adjusted)

	Amount	Percent of Net Proceeds		Amount	Percent of Net Proceeds		Amount	Percent of Net Proceeds		Amount	Percent of Net Proceeds

	(Dollars in Thousands)
Gross offering proceeds	$2,257			$2,655			$3,053			$3,511
Less: offering expenses (2)	(671)			(671)			(671)			(671)

Net offering proceeds	1,586	100.00%		1,984	100.00%		2,382	100.00%		2,840	100.00%
Less:
Proceeds contributed to Auburn Savings Bank	(961)	( 60.59	) %	(1,359)	( 68.50	) %	(1,757)	( 73.7 6	) %	(2,215)	( 77.99	) %
Proceeds used for loan to employee stock ownership plan	(172)	( 10.8 4	) %	(202)	( 10.18	) %	(233)	( 9.78	) %	(268)	( 9.44	) %
Proceeds contributed to Auburn Bancorp, MHC	(25)	(1.58)%		(25)	( 1.26	) %	(25)	( 1.05	) %	(25)	( 0.88	) %

Proceeds remaining for Auburn Bancorp, Inc.	$428	26.99%		$398	20.06%		$367	15.4 1%		$332	11. 69%

(1)

As adjusted to give effect to a 15% increase in the number of shares outstanding after the stock offering that could occur due to an increase in the maximum of the independent valuation as a result of regulatory considerations, demand for the shares or changes in market conditions or general financial and economic conditions following the commencement of the stock offering.

(2)

Estimated offering expenses of $671,000 represent approximately 29.73%, 25.27%, 21.98% and 19.11% of the gross offering proceeds at the minimum, midpoint, maximum and adjusted maximum of the offering range, respectively.

          Auburn Bancorp, Inc. intends to invest the proceeds it retains from the stock offering initially in short-term, liquid investments. In addition, Auburn Bancorp, Inc. intends to use a portion of the net proceeds to fund a loan to the employee stock ownership plan to purchase shares of common stock in the stock offering and $25,000 of the net proceeds to capitalize Auburn Bancorp, MHC.

          In the future, Auburn Bancorp, Inc. may also use the proceeds we retain from the stock offering:

•	to invest in securities;

•	to repurchase shares of our common stock, including shares for our equity incentive plans; and

•	for general corporate purposes.

          Under current Office of Thrift Supervision regulations, we may not repurchase shares of our common stock during the first year following the stock offering, except to fund equity benefit plans or, with prior regulatory approval, when extraordinary circumstances exist.

          Auburn Savings Bank intends to invest the proceeds it receives from the stock offering, which are shown in the table above as proceeds contributed to Auburn Savings Bank, initially in short-term, liquid investments.

          Over time, Auburn Savings Bank may use the proceeds that it receives from the stock offering:

•	to fund new loans;

•	to invest in securities;

•	to pay down borrowings from the Federal Home Loan Bank of Boston; and

•	for general corporate purposes.

          Our expected primary use of the stock offering proceeds is to fund loan growth, with continued emphasis on commercial real estate and one- to-four family mortgage lending. Our ability to deploy stock offering proceeds in assets that typically have higher yields than short-term securities will depend, in part, on factors outside of our control, such as loan demand, local competition, national, regional and local economic conditions, and the interest rate environment. Accordingly, we can give no assurances that we will be able to deploy stock offering proceeds in assets that have higher yields than short-term securities.

          Except as described above, neither Auburn Bancorp, Inc. nor Auburn Savings Bank has any specific plans for the investment of the proceeds of this stock offering and has not allocated a specific portion of the proceeds to any particular use. For a discussion of our business reasons for undertaking the stock offering, see “The Reorganization and Stock Offering—Reasons for the Reorganization and Stock Offering.”

DIVIDEND POLICY

          In order to retain capital to support the continued growth of Auburn Savings Bank, we do not intend to pay cash dividends on the common stock of Auburn Bancorp, Inc. Our board of directors may decide to pay dividends in the future. In determining to pay dividends in the future, our board of directors will take into account our financial condition and results of operations, capital requirements, tax considerations, statutory and regulatory limitations and general economic conditions. No assurances can be given that any dividends will be paid or that, if paid, any dividends will not be reduced or eliminated in future periods. Special cash dividends, stock dividends or returns of capital may, to the extent permitted by regulations, be paid in addition to, or in lieu of, regular cash dividends. Auburn Bancorp, Inc. intends to file consolidated tax returns with Auburn Savings Bank. Accordingly, it is anticipated that any cash distributions made by Auburn Bancorp, Inc. to its stockholders would be treated as cash dividends and not as a non-taxable return of capital for federal and state tax purposes. See “Federal and State Taxation.”

          Dividends from Auburn Bancorp, Inc., if any, will depend, primarily, upon receipt of dividends from Auburn Savings Bank because Auburn Bancorp, Inc. initially will have no source of income other than dividends from Auburn Savings Bank, earnings from the investment of net proceeds from the sale of shares of common stock retained by Auburn Bancorp, Inc. and interest payments with respect to Auburn Bancorp, Inc.’s loan to the employee stock ownership plan. A regulation of the Office of Thrift Supervision imposes limitations on “capital distributions” by savings institutions. See “Regulation and Supervision—Regulation of Federal Savings Associations—Limitation on Capital Distributions.”

          Auburn Bancorp, Inc. currently has no intention to initiate any action that leads to a return of capital (as distinguished from a dividend) to stockholders of Auburn Bancorp, Inc. Regulations of the Office of Thrift Supervision prohibit a return of capital during the three-year term of the business plan submitted by Auburn Savings Bank to the Office of Thrift Supervision in connection with the conversion.

          If Auburn Bancorp, Inc. pays dividends to its stockholders, it also will be required to pay dividends to Auburn Bancorp, MHC, unless Auburn Bancorp, MHC elects to waive the receipt of dividends. We anticipate that Auburn Bancorp, MHC will waive any dividends that Auburn Bancorp, Inc. may pay. Any decision to waive dividends will be subject to the non-objection of the Office of Thrift Supervision. See “Regulation and Supervision—Holding Company Regulation—Waivers of Dividends by Auburn Bancorp, MHC.”

MARKET FOR THE COMMON STOCK

          We have not previously issued common stock, and there is currently no established market for the common stock. Upon completion of the reorganization and stock offering, we expect that our shares of common stock will be quoted on the OTC Bulletin Board. Keefe, Bruyette & Woods, Inc. intends to become a market maker in our common stock following the stock offering, but it is under no obligation to do so. We cannot assure you that other market makers will be obtained or that an active and liquid trading market for the common stock will develop or, if developed, will be maintained.

          The development of a public market having the desirable characteristics of depth, liquidity and orderliness depends on the existence of willing buyers and sellers, the presence of which is not within our control or that of any market maker. The number of active buyers and sellers of our common stock at any particular time may be limited, which may have an adverse effect on the price at which our common stock can be sold. There can be no assurance that persons purchasing the common stock will be able to sell their shares at or above the $10.00 price per share in the stock offering. Purchasers of our common stock should have a long-term investment intent and should recognize that there may be a limited trading market in the common stock.

CAPITALIZATION

          The following table presents the historical capitalization of Auburn Savings Bank at December 31, 2007 and the pro forma capitalization of Auburn Bancorp, Inc. after giving effect to the stock offering. The pro forma capitalization gives effect to the assumptions listed under “Pro Forma Data” based on the sale of the number of shares of common stock indicated in the table. A change in the number of shares to be issued in the stock offering may materially affect pro forma capitalization. We are offering our common stock on a best efforts basis. We must sell a minimum of 225,675 shares to complete the stock offering.

		Pro Forma Capitalization at December 31, 2007 Based Upon the Sale of Shares at $10.00 Per Share

	Auburn Savings Bank, FSB Historical at December 31, 2007
					351,124 Shares (Maximum of Range, as Adjusted)(1)
		225,675 Shares (Minimum of Range)	265,500 Shares (Midpoint of Range)	305,325 Shares (Maximum of Range)

	(Dollars in Thousands)
Deposits (2)	$44,991	$44,991	$44,991	$44,991	$44,991
Borrowings	13,650	13,650	13,650	13,650	13,650

Total deposits and borrowed funds	$58,641	$58,641	$58,641	$58,641	$58,641

Stockholders’ equity:
Preferred Stock:
1,000,000 shares, $0.01 par value per share, authorized; none issued or outstanding	$—	$—	$—	$—	$—
Common Stock:
10,000,000 shares, $0.01 par value per share, authorized; specified number of shares assumed to be issued and outstanding (3)	—	5	6	7	8
Additional paid-in capital (3)	—	1,581	1,978	2,375	2,832
Retained earnings (4)	4,499	4,499	4,499	4,499	4,499
Accumulated other comprehensive income (loss)	(18)	(18)	(18)	(18)	(18)
Less
Capitalization of Auburn Bancorp, MHC	—	25	25	25	25
Common Stock acquired by employee stock ownership plan (5)	—	172	202	233	268
Common stock to be acquired by equity incentive plan (6)	—	74	87	100	115

Total stockholders’ equity	$4,481	$5,796	$6,151	$6,505	$6,913

Total pro forma stockholders’ equity as a percentage of pro forma total assets (2)(7)	7.06%	8.95%	9.44%	9.93%	10.49%

(1)

As adjusted to give effect to a 15% increase in the number of shares outstanding after the stock offering that could occur due to an increase in the maximum of the independent valuation as a result of regulatory considerations, demand for the shares or changes in market conditions or general financial and economic conditions following the commencement of the stock offering.

(2)

Does not reflect withdrawals from deposit accounts for the purchase of common stock in the stock offering. These withdrawals to purchase common stock will reduce pro forma deposits and assets by the amounts of the withdrawals.

(3)

Reflects total issued and outstanding shares of 501,500, 590,000, 678,500 and 780,275 at the minimum, midpoint, maximum and adjusted maximum of the offering range, respectively. No effect has been given to the issuance of additional shares of common stock pursuant to stock options to be grated under an equity incentive plan. We intend to adopt an equity incentive plan and to submit such plan to stockholders at a meeting of stockholders to be held at least six months following completion of the reorganization and stock offering. If the plan is approved by stockholders, an amount of shares of common stock equal to 4.9% of the aggregate shares of common stock to be outstanding after the reorganization and stock offering will be reserved for future issuance under the plan. See “Pro Forma Data” and “Management—Benefit Plans— Future Equity Incentive Plan.”

(4)	Retained earnings are restricted by applicable regulatory capital requirements. Auburn Bancorp, MHC will have an initial capitalization of $25,000.

(5)

Assumes that 3.43% of the aggregate shares of common stock to be outstanding after the reorganization and stock offering (including shares issued to Auburn Bancorp, MHC) will be acquired by the employee stock ownership plan with funds borrowed from Auburn Bancorp, Inc. Under accounting principles generally accepted in the United States, the amount of common stock to be purchased by the employee stock ownership plan represents unearned compensation and is, accordingly, reflected as a reduction of stockholders’ equity. As shares are released to plan participants’ accounts, a corresponding reduction in the charge against stockholders’ equity will occur. Since the funds are borrowed from Auburn Bancorp, Inc., the borrowing will be eliminated in consolidation and no liability or interest expense will be reflected in the financial statements of Auburn Bancorp, Inc. See “Pro Forma Data” and “Management — Benefit Plans — Employee Stock Ownership Plan.”

(6)

Gives effect to the equity incentive plan expected to be adopted following the reorganization and stock offering. Assumes the purchase in the open market at $10.00 per share, for restricted stock awards under the proposed equity incentive plan, of a number of shares equal to 1.47% of the aggregate shares of common stock to be outstanding after the reorganization and stock offering (including shares issued to Auburn Bancorp, MHC). The shares are reflected as a reduction of stockholders’ equity. The equity incentive plan will be submitted to stockholders for approval at a meeting following the stock offering. See “Pro Forma Data” and “Management — Benefit Plans — Future Equity Incentive Plan.”

(7)

The equity-to-assets ratio was calculated by using the pro forma stockholders’ equity, as provided above, and the pro forma assets of $64.9 million, $65.2 million, $65.6 million and $66.0 million at the minimum, midpoint, maximum and adjusted maximum of the offering range, respectively.

REGULATORY CAPITAL COMPLIANCE

          The following table presents Auburn Savings Bank’s capital position relative to its regulatory capital requirements at December 31, 2007, on a historical and a pro forma basis, after giving effect to the reorganization and stock offering, based upon the sale of the indicated number of shares of common stock at $10.00 per share. For a discussion of the assumptions underlying the pro forma capital calculations presented below, see “Use of Proceeds,” “Capitalization” and “Pro Forma Data.” The definitions of the terms used in the table are those provided in the capital regulations issued by the Office of Thrift Supervision. For a discussion of the capital standards applicable to Auburn Savings Bank, see“Regulation and Supervision—Regulation of Federal Savings Associations—Capital Requirements.”

			Pro Forma at December 31, 2007 Based Upon Sale at $10.00 Per Share

	Auburn Savings Bank, FSB Historical at December 31, 2007		225,675 Shares (Minimum of Range)		265,500 Shares (Midpoint of Range)		305,325 Shares (Maximum of Range)		351,124 Shares (Maximum of Range, As Adjusted)(1)

	Amount	Percent of Assets (2)	Amount	Percent of Assets(2)	Amount	Percent of Assets (2)	Amount	Percent of Assets (2)	Amount	Percent of Assets (2)

	(Dollars in Thousands)

GAAP capital	$4,481	7.1%	$5,270	8.2%	$5,638	8.7%	$6,005	9.2%	$6,428	9.8%

Tier 1 capital to adjusted total assets:
Capital level	4,504	7.1	5,293	8.2	5,661	8.7	6,028	9.2	6,451	9.8
Requirement	3,174	5.0	3,221	5.0	3,240	5.0	3,259	5.0	3,281	5.0

Excess	$1,330	2.1%	$2,072	3.2%	$2,421	3.7%	$2,769	4.2%	$3,170	4.8%

Tier 1 capital to risk-weighted assets:
Capital level	4,504	11.2	5,293	13.8	5,661	14.8	6,028	15.7	6,451	16.8
Requirement	2,284	6.0	2,295	6.0	2,300	6.0	2,304	6.0	2,310	6.0

Excess	$2,220	5.2%	$2,998	7.8%	$3,361	8.8%	$3,724	9.7%	$4,141	10.8%

Total capital to risk-weighted assets:
Capital level (3)	4,554	12.0	5,343	14.0	5,711	14.9	6,078	15.8	6,501	16.9
Requirement	3,806	10.0	3,825	10.0	3,833	10.0	3,841	10.0	3,849	10.0

Excess	$748	2.0%	$1,518	4.0%	$1,878	4.9%	$2,237	5.8%	$2,652	6.9%

Reconciliation of capital contributed to Auburn Savings Bank:
Net proceeds of offering			$1,586		$1,984		$2,382		$2,840

Net proceeds contributed to Auburn Savings Bank			$961		$1,359		$1,757		$2,215
Less: common stock acquired by employee stock ownership plan			(172)		(202)		(233)		(268)

Pro forma increase in GAAP and regulatory capital			$789		$1,157		$1,524		$1,947

(1)

As adjusted to give effect to a 15% increase in the number of shares outstanding after the stock offering that could occur due to an increase in the maximum of the independent valuation as a result of regulatory considerations, demand for the shares or changes in market conditions or general financial and economic conditions following the commencement of the stock offering.

(2)

Shown as a percentage of total assets under generally accepted accounting principles (GAAP) in the United States of America, adjusted total assets, or adjusted total risk-weighted assets, as appropriate.

(3)	Pro forma amounts and percentages assume net proceeds are invested in assets that carry a 20% risk-weighting.

PRO FORMA DATA

          The following tables show information about our net income and stockholders’ equity reflecting the stock offering. The information provided illustrates our pro forma net income and stockholders’ equity based on the sale of common stock at the minimum of the offering range, the midpoint of the offering range, the maximum of the offering range and 15% above the maximum of the offering range. The actual net proceeds from the sale of the common stock cannot be determined until the stock offering is completed. Net proceeds indicated in the following tables are based upon the following assumptions:

•	All shares of stock will be sold in the subscription and direct community offerings;

•

Our employee stock ownership plan will purchase a number of shares equal to 3.43% of the shares to be outstanding after the stock offering (including shares issued to Auburn Bancorp, MHC) at a price of $10.00 per share with a loan from Auburn Bancorp, Inc. that will be repaid in equal installments over 15 years; and

•	Total expenses of the stock offering, including fees paid to Keefe, Bruyette & Woods, Inc., will be approximately $ 671,000.

          Actual expenses may vary from this estimate, and the amount of fees paid will depend upon whether a syndicate of broker-dealers or other means is necessary to sell the shares, which would increase stock offering expenses, and other factors.

          Pro forma net income for the six months ended December 31, 2007 and the fiscal year ended June 30, 2007 has been calculated as if the stock offering were completed at the beginning of each period, and the net proceeds had been invested at 2.71% for the six months ended December 31, 2007 and 4.90% for the year ended June 30, 2007, which represents the one-year treasury rate for each period end date. We believe that the one-year treasury rate represents a more realistic yield on the investment of the stock offering proceeds than the arithmetic average of the weighted average yield earned on our interest-earning assets and the weighted average rate paid on our deposits, which is the reinvestment rate required by Office of Thrift Supervision regulations.

          A pro forma after-tax return of 1.79% is used for the six months ended December 31, 2007 and of 3.23% for the year ended June 30, 2007, after giving effect to a combined federal and state income tax rate of 34% for each period. The actual rate experienced by Auburn Bancorp, Inc. may vary. Historical and pro forma per share amounts have been calculated by dividing historical and pro forma amounts by the number of shares of common stock indicated in the tables.

          When reviewing the following tables you should consider the following:

•

The final column gives effect to a 15% increase in the offering range, which may occur without any further notice if Keller & Company increases its appraisal to reflect the results of this stock offering, changes in our financial condition or results of operations or changes in market conditions after the stock offering begins. See “The Reorganization and Stock Offering—How We Determined the Offering Range and the $10.00 Purchase Price.”

•

Since funds on deposit at Auburn Savings Bank may be withdrawn to purchase shares of common stock, the amount of funds available for investment will be reduced by the amount of withdrawals for stock purchases. The pro forma tables do not reflect withdrawals from deposit accounts.

•

Historical per share amounts have been computed as if the shares of common stock expected to be issued in the stock offering had been outstanding at the beginning of the period covered by the table. However, neither historical nor pro forma stockholders’ equity has been adjusted to reflect the investment of the estimated net proceeds from the sale of the shares in the stock offering, the additional employee stock ownership plan expense or the proposed equity incentive plan.

•

Pro forma stockholders’ equity (“book value”) represents the difference between the stated amounts of our assets and liabilities. Book value amounts do not represent fair market values or amounts available for distribution to stockholders in the unlikely event of liquidation. The amounts shown do not reflect the federal income tax consequences of the restoration to income of Auburn Savings Bank’s special bad debt reserves for income tax purposes, which would be required in the unlikely event of liquidation. See “Federal and State Taxation.”

•	The amounts shown as pro forma stockholders’ equity per share do not represent possible future price appreciation of our common stock.

•	The pro forma tables do not reflect the impact of the new expenses that we expect to incur as a result of operating as a public company.

          The following pro forma data may not represent the actual financial effects of the stock offering or our operating results after the stock offering. The pro forma data rely exclusively on the assumptions outlined above and in the notes to the pro forma tables. The pro forma data do not represent the fair market value of our common stock, the current fair market value of our assets or liabilities, or the amount of money that would be available for distribution to stockholders if we were to be liquidated after the stock offering.

          We are offering our common stock on a best efforts basis. We must sell a minimum of 225,675 shares to complete the stock offering.

At or For the Six Months Ended December 31, 2007 Based Upon the Sale at $10.00 Per Share of

351,124
225,675	265,500	305,325	Shares
Shares	Shares	Shares	(15% Above
(Minimum	(Midpoint of	(Maximum	Maximum
of Range)	Range)	of Range)	of Range)(1)

(Dollars in Thousands, Except Per Share Data)
Gross proceeds of offering	$2,257	$2,655	$3,053	$3,511
Estimated offering expenses	(671)	(671)	(671)	(671)

Estimated net proceeds, as adjusted	$1,586	$1,984	$2,382	$2,840
Common stock acquired by employee stock ownership plan (2)	(172)	(202)	(233)	(268)
Cash to Auburn Bancorp, MHC	(25)	(25)	(25)	(25)
Common stock to be acquired by equity incentive plan (3)	(74)	(87)	(100)	(115)

Estimated net proceeds available for investment	$1,315	$1,670	$2,024	$2,432

Pro Forma Net Income:
Net income (4):
Historical	$84	$84	$84	$84
Pro forma adjustments :
Income on net proceeds available for investment	12	15	18	22
Employee stock ownership plan (2)	(4)	(4)	(5)	(6)
Shares granted under equity incentive plan (3)	(5)	(6)	(7)	(8)
Options granted under equity incentive plan (4)	(9)	(11)	(12)	(14)

Pro forma net income	$78	$78	$78	$78

Net income per share (4):
Historical	$0.17	$0.15	$0.13	$0.11
Pro forma adjustments :
Income on adjusted net proceeds	0.02	0.03	0.03	0.03
Employee stock ownership plan (2)	(0.01)	(0.01)	(0.01)	(0.01)
Shares granted under equity incentive plan (3)	(0.01)	(0.01)	(0.01)	(0.01)
Options granted under equity incentive plan (4)	(0.02)	(0.02)	(0.02)	(0.02)

Pro forma net income per share	$0.15	$0.14	$0.12	$0.10

Offering price as a multiple of pro forma net income per share (annualized)	33.33	x	35.71	x	41.67	x	50.00	x
Number of shares used to calculate pro forma net income per share (5)	484,872	570,438	656,003	754,404

Pro Forma Stockholders’ Equity:
Stockholders’ equity (book value):
Historical	$4,481	$4,481	$4,481	$4,481
Estimated net proceeds	1,586	1,984	2,382	2,840
Capitalization of Auburn Bancorp, MHC	(25)	(25)	(25)	(25)
Common stock acquired by employee stock ownership plan (2)	(172)	(202)	(233)	(268)
Common stock to be acquired by equity incentive plan (3)	(74)	(87)	(100)	(115)

Pro forma stockholders’ equity	$5,796	$6,151	$6,505	$6,913

Stockholders’ equity per share:
Historical	$8.94	$7.59	$6.60	$5.74
Estimated net proceeds	3.16	3.36	3.51	3.64
Capitalization of Auburn Bancorp, MHC	(0.05)	(0.04)	(0.04)	(0.03)
Common stock acquired by employee stock ownership plan (2)	(0.34)	(0.34)	(0.34)	(0.34)
Common stock to be acquired by equity incentive plan (3)	(0.15)	(0.15)	(0.15)	(0.15)

Pro forma stockholders’ equity per share	$11.56	$10.42	$9.58	$8.86

Offering price as a percentage of pro forma stockholders’ equity per share	86.51%	95.97%	104.38%	112.87%
Number of shares used to calculate pro forma stockholders’ equity per share (5)	501,500	590,000	678,500	780,275

(Footnotes begin on page 41)

At or For the Fiscal Year Ended June 30, 2007 Based Upon the Sale at $10.00 Per Share of

351,124
225,675	265,500	305,325	Shares at
Shares	Shares	Shares	(15% Above
(Minimum	(Midpoint	(Maximum	Maximum
of Range)	of Range)	of Range)	of Range)(1)

(Dollars in Thousands, Except Per Share Data)
Gross proceeds of offering	$2,257	$2,655	$3,053	$3,511
Estimated offering expenses	(671)	(671)	(671)	(671)

Estimated net proceeds, as adjusted	$1,586	$1,984	$2,382	$2,840
Common stock acquired by employee stock ownership plan (2)	(172)	(202)	(233)	(268)
Cash to Auburn Bancorp, MHC	(25)	(25)	(25)	(25)
Common stock to be acquired by equity incentive plan (3)	(74)	(87)	(100)	(115)

Estimated proceeds available for investment	$1,315	$1,670	$2,024	$2,432

Pro Forma Net Income:
Net income (4):
Historical	$120	$120	$120	$120
Pro forma adjustments:
Income on net proceeds available for investment	43	54	66	79
Employee stock ownership plan (2)	(8)	(9)	(10)	(12)
Shares granted under equity incentive plan (3)	(10)	(11)	(13)	(15)
Options granted under equity incentive plan (4)	(18)	(22)	(25)	(29)

Pro forma net income	$127	$132	$138	$143

Net income per share (4):
Historical	$0.25	$0.21	$0.18	$0.16
Pro forma adjustments :
Income on adjusted net proceeds	0.09	0.09	0.10	0.10
Employee stock ownership plan (2)	(0.02)	(0.02)	(0.02)	(0.02)
Shares granted under equity incentive plan (3)	(0.02)	(0.02)	(0.02)	(0.02)
Options granted under equity incentive plan (4)	(0.04)	(0.04)	(0.04)	(0.04)

Pro forma net income per share	$0.26	$0.22	$0.20	$0.18

Offering price as a multiple of pro forma net income per share (annualized)	38.46	x	45.45	x	50.00	x	55.56	x
Number of shares used to calculate pro forma net income per share (5)	485,446	571,112	656,779	755,296

Pro Forma Stockholders’ Equity:
Pro forma stockholders’ equity (book value):
Historical	$4,350	$4,350	$4,350	$4,350
Estimated net proceeds	1,586	1,984	2,382	2,840
Capitalization of Auburn Bancorp, MHC	(25)	(25)	(25)	(25)
Common stock acquired by employee stock ownership plan (2)	(172)	(202)	(233)	(268)
Common stock to be acquired by equity incentive plan (3)	(74)	(87)	(100)	(115)

Pro forma stockholders’ equity	$5,665	$6,020	$6,374	$6,782

Pro forma stockholders’ equity per share:
Historical	$8.67	$7.37	$6.41	$5.57
Estimated net proceeds	3.16	3.36	3.51	3.64
Capitalization of Auburn Bancorp, MHC	(0.05)	(0.04)	(0.04)	(0.03)
Common stock acquired by employee stock ownership plan (2)	(0.34)	(0.34)	(0.34)	(0.34)
Common stock to be acquired by equity incentive plan (3)	(0.15)	(0.15)	(0.15)	(0.15)

Pro forma stockholders’ equity per share	$11.29	$10.20	$9.39	$8.69

Offering price as a percentage of pro forma stockholders’ equity per share	88.57%	98.04%	106.50%	115.07%
Number of shares used to calculate pro forma stockholders’ equity per share (5)	501,500	590,000	678,500	780,275

(Footnotes begin on page 41)

(1)

As adjusted to give effect to a 15% increase in the number of shares outstanding after the stock offering that could occur due to an increase in the maximum of the independent valuation as a result of regulatory considerations, demand for the shares or changes in market conditions or general financial and economic conditions following the commencement of the stock offering.

(2)

Assumes that the employee stock ownership plan will acquire 3.43% of the aggregate shares of common stock to be outstanding after the reorganization and stock offering (including shares issued to Auburn Bancorp, MHC), or 17,201, 20,237, 23,273 and 26,763 shares at the minimum, midpoint, maximum and adjusted maximum. The employee stock ownership plan will borrow the funds used to acquire these shares from the net proceeds of the stock offering retained by Auburn Bancorp, Inc. The amount to be borrowed has been reflected as a reduction from gross proceeds to determine estimated net proceeds available for investment. Auburn Savings Bank intends to make contributions to the employee stock ownership plan in amounts at least equal to the principal and interest requirement of the debt. Interest income that Auburn Bancorp, Inc. will earn on the loan will offset a portion of the compensation expense recorded by Auburn Savings Bank as it contributes to the employee stock ownership plan. As the debt is paid down, shares will be released for allocation to participants’ accounts and stockholders’ equity will be increased.

The adjustment to pro forma net income for the employee stock ownership plan reflects the after-tax compensation expense associated with the plan. Applicable accounting principles require that compensation expense for the employee stock ownership plan be based upon shares committed to be released and that unallocated shares be excluded from earnings per share computations. An equal number of shares (1/15 of the total, based on a 15 -year loan) will be released each year over the term of the loan. The valuation of shares committed to be released would be based upon the average market value of the shares during the year, which, for purposes of this calculation, was assumed to be equal to the $10.00 per share purchase price. If the average market value per share is greater than $10.00 per share, total employee stock ownership plan expense would be greater.

(3)

Gives effect to the equity incentive plan expected to be adopted following the reorganization and stock offering. Assumes that the equity incentive plan will acquire a number of shares of common stock equal to 1.47% of the aggregate shares to be outstanding after the reorganization and stock offering (including shares issued to Auburn Bancorp, MHC), or 7,372, 8,673, 9,974 and 11,470 shares of common stock at the minimum, midpoint, maximum and adjusted maximum of the estimated offering range, respectively, either through open market purchases or directly from Auburn Bancorp, Inc., and that the shares will be reissued as restricted stock awards under the equity incentive plan. Purchases will be funded with cash on hand at Auburn Bancorp, Inc. or with dividends paid to Auburn Bancorp, Inc., by Auburn Savings Bank. The cost of these shares has been reflected as a reduction from gross proceeds to determine estimated proceeds available for investment. In calculating the pro forma effect of restricted stock awards under the equity incentive plan, it is assumed that the required stockholder approval has been received and that the shares were acquired by the plan at the beginning of the period presented in open market purchases at $10.00 per share. If shares are acquired by the plan from authorized but unissued shares of our common stock instead of open market purchases would dilute the ownership interests of existing stockholders by approximately 1.4%.

The adjustment to pro forma net income for the restricted stock awards reflects the after-tax compensation expense associated with the awards. It is assumed that the fair market value of a share of Auburn Bancorp, Inc. common stock was $10.00 at the time the awards were made, that shares of restricted stock issued under the equity incentive plan vest 20% per year, that compensation expense is recognized on a straight-line basis over each vesting period so that 20% of the value of the shares awarded was an amortized expense during each year and that the combined federal and state income tax rate was 34%. If the fair market value per share is greater than $10.00 per share on the date shares are awarded under the equity incentive plan, total equity incentive plan expense would be greater.

(4)

The adjustment to pro forma net income for stock options reflects the after-tax compensation expense associated with the stock options that may be granted under the equity incentive plan expected to be adopted following the reorganization and stock offering. If the equity incentive plan is approved by stockholders, a number of shares equal to 4.9% of the aggregate shares of common stock to be outstanding after the reorganization and stock offering (including shares issued to Auburn Bancorp, MHC), or 24,574, 28,910, 33,247 and 38,233 shares at the minimum, midpoint, maximum and adjusted maximum will be reserved for future issuance upon the exercise of stock options that may be granted under the plan. We will comply with Financial Accounting Standards Board Statement No. 123 (revised 2004), Share-Based Payment, to account for stock options issued. This standard requires compensation cost relating to share-based payment transactions be recognized in the financial statements over the period the employee is required to provide services for the award. The cost will be measured based on the fair value of the equity instruments issued. Applicable accounting standards do not prescribe a specific valuation technique to be used to estimate the fair value of employee stock options. Using the Black-Scholes option-pricing formula, the options are assumed to have a value of $4.08 for each option, based on the following assumptions: exercise price, $10.00; trading price on date of grant, $10.00; dividend yield, 0%; expected life, 10 years; expected volatility, 21.1%; and risk-free interest rate, 3.74%. Because there currently is no market for Auburn Bancorp, Inc. common stock, the assumed expected volatility is based on the SNL MHC Index for all publicly -traded mutual holding companies. The dividend yield is assumed to be 0% because there is no history of dividend payments and the board of directors has not expressed an intention to commence dividend payments upon completion of the stock offering. It is assumed that stock options granted under the equity incentive plan vest 20% per year, that compensation expense is recognized on a straight-line basis over each vesting period so that 20% of the value of the options awarded was an amortized expense during each year, that 25% of the options awarded are non-qualified options and that the combined federal and state income tax rate is 34%. We plan to use the Black-Scholes option-pricing formula; however, if the fair market value per share is different than $10.00 per share on the date options are awarded under the equity incentive plan, or if the assumptions used in the option -pricing formula are different from those used in preparing this pro forma data, the value of the stock options and the related expense would be different. The issuance of authorized but unissued shares of common stock to satisfy option exercises instead of shares repurchased in the open market would dilute the ownership interests of existing stockholders by approximately 4.7%.

(5)

The number of shares used to calculate pro forma net income per share is equal to the total number of shares to be outstanding upon completion of the stock offering, less the number of shares purchased by the employee stock ownership plan not committed to be released within six months or one year, as applicable, following the stock offering as adjusted to effect a weighted average over the period. The number of shares used to calculate pro forma stockholders’ equity per share is equal to the total number of shares to be outstanding upon completion of the stock offering.

BUSINESS OF AUBURN BANCORP, INC.

          Auburn Bancorp, Inc. will be organized as a federal corporation upon completion of the reorganization. As a result of the reorganization, we will own all of the issued and outstanding common stock of Auburn Savings Bank, FSB. We will retain up to $600,000 of the net proceeds from the stock offering. A portion of the net proceeds we retain will be used for the purpose of making a loan to fund the purchase of our shares of common stock by the Auburn Savings Bank employee stock ownership plan. We will contribute the remaining net proceeds to Auburn Savings Bank as additional capital. We intend to invest our capital as discussed in “Use of Proceeds.”

          In the future, Auburn Bancorp, Inc., as the holding company of Auburn Savings Bank, will be authorized to pursue other business activities permitted by applicable laws and regulations for savings and loan holding companies, which may include the acquisition of banking and financial services companies. We have no plans for any mergers or acquisitions or other diversification of the activities of Auburn Bancorp, Inc. at the present time.

          Our cash flow will depend on earnings from the investment of the net proceeds we retain from the stock offering and any dividends received from Auburn Savings Bank. Initially, Auburn Bancorp, Inc. will neither own nor lease any property, but will instead use the premises, equipment and furniture of Auburn Savings Bank. At the present time, we intend to employ only persons who are officers of Auburn Savings Bank to serve as officers of Auburn Bancorp, Inc. We will, however, use the support staff of Auburn Savings Bank from time to time. All of these persons will be paid by Auburn Savings Bank under the terms of a management agreement with Auburn Bancorp, Inc. Auburn Bancorp, Inc. may hire additional employees, as appropriate, to the extent it expands its business in the future.

BUSINESS OF AUBURN SAVINGS BANK, FSB

          Auburn Savings Bank, FSB is a community-oriented savings bank. We were originally established in 1887 as a state-chartered loan and building association named “Auburn Loan and Building Association” and later converted to a state-chartered savings and loan association named “Auburn Savings and Loan Association.” In July 2006, the bank converted from a state-chartered savings and loan association to a federal mutual savings bank and changed its name to “Auburn Savings Bank, FSB.”

          Our principal business consists of attracting retail deposits from the general public in the areas surrounding our main office in Auburn, Maine and our branch office in Lewiston, Maine and investing those deposits, together with funds generated from operations, primarily in one- to four-family residential mortgage loans and home equity loans and lines of credit, commercial and multi-family real estate loans, and, to a lesser extent, commercial business loans, construction loans, consumer loans, and investment securities. Our revenues are derived principally from interest on loans and securities. We also generate revenues from fees and service charges and other income. Our primary sources of funds are deposits, borrowings and principal and interest payments on loans and securities.

          Our website address is www.auburnsavings.com. Information on our website should not be considered a part of this prospectus.

Market Area

          We primarily serve communities located in Androscoggin County, Maine. We are headquartered in Auburn, Maine. In addition to our main office, we operate a full-service branch office in Lewiston, Maine. Lewiston and Auburn are in Androscoggin County, Maine, approximately 35 miles northeast of

Portland, Maine. Historically, substantially all of our loans have been made to borrowers who resided within Androscoggin County.

          During the past several years, the population in the Lewiston-Auburn area as well as in Androscoggin County has increased moderately. In 2007, Androscoggin County’s total population was approximately 110,000, a 5.9% increase from the county’s population in 2000. Similarly, the total population in each of Lewiston and Auburn increased 4.1% from 2000 to 2007, with Auburn’s total population at approximately 24,000 in 2007 and Lewiston’s total population at approximately 37,000 in 2007. Auburn Savings Bank’s market area is projected to continue to experience modest population growth through 2012. Based on census data, the population in Lewiston and Auburn during this period is expected to increase by 3.6% and 3.2%, respectively, and the population in Androscoggin County during this period is expected to increase by 4.2%.

          The largest industry in Androscoggin County is educational services, health care and social assistance, which accounted for 25% of employment in the county, followed by retail trade, accounting for 14% of employment in the county. The two largest employers in the area, Central Maine Medical Center and St. Mary’s Health Systems, are both health service providers. The median household income in Androscoggin County in 2007 was $43,000, below the Maine and national median household incomes in 2007 of $45,000 and 53,100, respectively. As of December 2007, the unemployment rate in Androscoggin County was 5.0%, equal to that of the United States and below the Maine unemployment rate of 5.1%.

Competition

          We face significant competition for the attraction of deposits and origination of loans. Our most direct competition for deposits has historically come from the many financial institutions operating in our market area and, to a lesser extent, from other financial service companies such as brokerage firms and insurance companies. Federal and state credit unions accounted for approximately 24% of market deposits in the Lewiston-Auburn metropolitan statistical area as of June 30, 2007 and have the competitive advantage of not paying state and federal income tax while having a broad range of banking powers. In addition, several large holding companies operate banks in our market area, including TD Banknorth, N.A., Bank of America and KeyBank, as well as several Maine -based banks including Androscoggin Savings Bank, Mechanics Savings Bank and Northeast Bank. These institutions are significantly larger than us and, therefore, have significantly greater resources. We also face competition for investors’ funds from money market funds, mutual funds and other corporate and government securities. At June 30, 2007, which is the most recent date for which data is available from the Federal Deposit Insurance Corporation, we held 3.9% of the deposits in the Lewiston-Auburn metropolitan statistical area.

          Our competition for loans comes primarily from financial institutions in our market area and, to a lesser extent, from other financial service providers, such as mortgage companies and mortgage brokers. Competition for loans also comes from the increasing number of non-depository financial service companies entering the mortgage market, such as insurance companies, securities companies and specialty finance companies.

          We expect competition to remain intense in the future as a result of legislative, regulatory and technological changes and the continuing trend of consolidation in the financial services industry. Technological advances, for example, have lowered barriers to entry, allowed banks to expand their geographic reach by providing services over the Internet and made it possible for non-depository institutions to offer products and services that traditionally have been provided by banks. Changes in federal law permit affiliation among banks, securities firms and insurance companies, which promotes a competitive environment in the financial services industry. Competition for deposits and the origination of loans could limit our growth in the future.

Lending Activities

          We originate one- to four-family residential loans and home equity loans. We also originate commercial and multi-family real estate loans and, to a lesser extent, commercial business loans, construction loans and consumer loans. We believe that originating a limited amount of non-residential and multi-family loans allows us to provide more comprehensive financial services to families and businesses within our community as well as increase the yield and interest rate sensitivity of our loan portfolio.

          Loan Portfolio Composition. The following table sets forth the composition of our loan portfolio by type of loan as of the dates indicated.

	At December 31,		At June 30,

	2007		2007		2006

	Amount	Percent	Amount	Percent	Amount	Percent

	(Dollars in Thousands)

Mortgage loans:
One- to four-family residential	$31,424	57.3%	$31,817	59.9%	$33,366	61.6%
Commercial	8,901	16.2	7,553	14.2	6,211	11.5
Construction	2,359	4.3	1,041	1.9	3,245	6.0
Equity lines of credit	10,887	19.9	11,106	20.9	10,371	19.1
Undisbursed portion of construction loan	(707)	(1.3)	(123)	(0.2)	(902)	(1.7)

Total mortgage loans on real estate	$52,864	96.4%	$51,394	96.7%	$52,291	96.5%

Other loans:
Commercial loans	1,443	2.6	1,257	2.4	1,374	2.5
Consumer loans	552	1.0	501	0.9	542	1.0

Total loans	$54,859	100.0%	$53,152	100.0%	$54,207	100.0%

Other items:
Deferred loan origination costs	$139		$135		$125
Deferred loan origination fees	(214)		(170)		(193)
Allowance for loan losses	(309)		(318)		(290)

Total loans, net	$54,475		$52,799		$53,849

          One- to Four-Family Residential Loans. Our primary lending activity consists of the origination of one- to four-family residential mortgage loans, substantially all of which are secured by properties located in our primary market area. We offer fixed-rate mortgage loans, which generally have terms of 15, 20 or 30 years. We also offer adjustable-rate mortgage loans (“ARMs”) with interest rates and payments that adjust annually or every three years. Interest rates and payments on our adjustable-rate loans generally are adjusted to a rate equal to a percentage above the one-year U.S. Treasury index, in the case of one-year ARMs, and the three-year U.S. Treasury index, in the case of three-year ARMs. The maximum amount by which the interest rate may be increased or decreased is generally 1% per adjustment period with a lifetime interest rate cap of 5% over the initial interest rate of the loan on one-year ARM loans and 2% per adjustment period with a lifetime rate cap of 6% over the initial interest rate of the loan on three-year ARM loans.

          At December 31, 2007, $31.4 million, or 57.3% of our loan portfolio, consisted of one- to four-family residential mortgage loans. Of the one- to four-family residential mortgage loans outstanding on December 31, 2007, $21.9 million were fixed-rate mortgage loans with an average yield of 6.22%, and $9.5 million were adjustable-rate loans with an average yield of 7.19%.

          Borrower demand for adjustable-rate loans compared to fixed-rate loans is a function of the level of interest rates, the expectations of changes in the level of interest rates, and the difference between the interest rates and loan fees offered for fixed-rate mortgage loans as compared to the interest rates and loan fees for adjustable-rate loans. The relative amount of fixed-rate and adjustable-rate mortgage loans that can be originated at any time is largely determined by the demand for each in a competitive environment. The loan fees, interest rates and other provisions of mortgage loans are determined by us on the basis of our own pricing criteria and competitive market conditions.

          Adjustable-rate loans help to reduce our exposure to changes in interest rates. However, adjustable-rate loans generally possess an element of credit risk not inherent in fixed-rate mortgage loans, because borrowers are potentially exposed to increases in debt service requirements over the life of the loan in the event market interest rates rise. Higher payments may increase the risk of default. In addition, although adjustable - rate mortgage loans make our asset base more responsive to changes in interest rates, the extent of this interest sensitivity is limited by the annual and lifetime interest rate adjustment limit.

          We generally underwrite all residential real estate loans to secondary market credit standards. While one- to four-family residential real estate loans are normally originated with up to 30-year terms, such loans typically remain outstanding for substantially shorter periods because borrowers often prepay their loans in full either upon sale of the property pledged as security or upon refinancing the original loan. Therefore, average loan maturity is a function of, among other factors, the level of purchase and sale activity in the real estate market, prevailing interest rates and the interest rates payable on outstanding loans. We do not offer loans with negative amortization and generally do not offer interest only loans. We generally do not make loans known as subprime or Alt-A loans.

          We generally do not make loans with a loan-to-value ratio of more than 80% without private mortgage insurance. We make first mortgage loans on owner-occupied one-to-four family dwellings up to 95% of value and loans on condominium units up to 80% of value. We generally require all properties securing mortgage loans to be appraised by a board-approved independent appraiser. We generally require title insurance on all first mortgage loans. Borrowers must obtain hazard insurance, and flood insurance is required for loans on properties located in a flood zone.

          Our residential mortgage loans customarily include due-on-sale clauses giving us the right to declare the loan immediately due and payable in the event that, among other things, the borrower sells or otherwise disposes of the property subject to the mortgage and the loan is not repaid.

          At December 31, 2007, our largest one- to four-family residential real estate loan had a principal balance of $324,553 and was secured by a residence located in Auburn. This loan was performing according to its original repayment terms at December 31, 2007.

          Home Equity Loans. We offer home equity lines of credit and home equity loans. At December 31, 2007, we had $10.9 million of home equity lines-of-credit and loans outstanding,

representing 19.9% of our loan portfolio. At December 31, 2007, the unadvanced amounts of home equity lines of credit totaled $2.7 million.

          Home equity lines of credit and loans are secured by a mixture of first and second mortgages on one- to four-family owner occupied properties. The procedures for underwriting home equity lines of credit and loans include a determination of the applicant’s credit history, an assessment of the applicant’s ability to meet existing obligations and payments on the proposed loan and the value of the collateral securing the loan. We generally require all properties securing second mortgage loans to be appraised by a board-approved independent appraiser unless the first mortgage is also held by Auburn Savings Bank. Home equity lines of credit and loans are made in amounts such that the combined first and second mortgage balances do not exceed 90% of value.

          Home equity loans are offered with fixed interest rates and generally have terms of five, 10 or 15 years. Our home equity lines of credit have adjustable rates of interest, which are adjusted monthly to a rate equal to a percentage above the Prime Rate as published by The Wall Street Journal on the last business day of the month. Home equity lines of credit have a maturity of 40 years with a five-year draw period.

          Commercial and Multi-Family Real Estate Loans. In 1999, we began to expand our loan product line to include commercial real estate and commercial business lending in our primary market area in order to diversify our portfolio and better serve our primary market base. We now offer commercial real estate loans, including commercial business, and multi-family real estate loans that are generally secured by five or more unit apartment buildings and properties used for business purposes such as small office buildings or retail facilities substantially all of which are located in our primary market area. We have placed increasing emphasis on commercial real estate loans over the past several years. As a result, these loans have grown from $5.0 million at December 31, 2005 to $8.9 million at December 31, 2007. At December 31, 2007, commercial and multi-family real estate loans represented 16.2% of our loan portfolio. We intend to grow further these segments of our loan portfolio, both in absolute terms and as a percentage of our loan portfolio.

          We typically offer adjustable rate commercial and multi-family real estate loans with terms of up to 20 years. Interest rates on our commercial and multi-family real estate loans adjust annually from the outset of the loan or after a five-year initial fixed rate period. In general, rates on commercial and multi-family real estate loans are initially priced at a percentage above the corresponding Federal Home Loan Bank borrowing rate and, thereafter, interest rate adjustments are based upon a percentage above either the Prime Rate published by The Wall Street Journal on the last business day of the month or the corresponding Federal Home Loan Bank borrowing rate. Commercial and multi-family real estate loan amounts generally do not exceed 80% of the lesser of the property’s appraised value or sales price.

          We generally require title insurance for commercial and multi-family real estate loans, an appraisal on all such loans if the total amount of loans with that borrower is in excess of $250,000, and an evaluation of the property by an approved appraiser for loans between $100,000 and $250,000. We may require a full appraisal on property securing any loan less than $250,000.

          In reaching a decision on whether to make a multi-family or commercial real estate loan, we consider the net operating income of the property, the borrower’s expertise and credit history, and the profitability of the underlying business and the value of the underlying property. In addition, with respect to real estate rental properties, we will also consider the term of the lease and the quality of the tenants. We generally require that the properties securing these real estate loans have debt service coverage ratios (the ratio of earnings before debt service to debt service) of at least 1.2 times. Generally, multi-family and commercial real estate loans made to corporations, partnerships and other business entities require the principals to execute the loan agreements in their individual capacity as well as signing on behalf of such business entity.

          A commercial borrower’s financial information is monitored on an ongoing basis by requiring periodic financial statement updates, payment history reviews and periodic face-to-face meetings with the borrower. We generally require commercial borrowers to provide federal tax returns and financial statements annually. These requirements also apply to the individual principals of our commercial borrowers. We may require borrowers with rental investment property to provide an annual report of income and expenses for the property, including a tenant list and copies of leases, as applicable.

          Loans secured by commercial real estate, including multi-family properties, generally involve larger principal amounts and a greater degree of risk than one- to four-family residential mortgage loans. Because payments on loans secured by commercial real estate, including multi-family properties, are often dependent on successful operation or management of the properties, repayment of such loans may be affected by adverse conditions in the real estate market or the economy.

          At December 31, 2007, our largest commercial real estate loan was for $460,995 and was secured by real estate in Lisbon Falls, Maine. This loan was performing according to its original repayment terms at December 31, 2007 and was paid in full in January 2008. At December 31, 2007, our largest multi-family real estate loan was for $222,989, was secured by real estate in Poland, Maine and was performing according to its original repayment terms at December 31, 2007. For more information on our commercial and multi-family real estate loans, see “Risk Factors—Our increased emphasis on commercial and construction lending may expose us to increased lending risks.”

          Construction Loans.We also offer construction loans for the development of one- to four-family residential properties located in our primary market area. Residential construction loans are generally offered to individuals for construction of their personal residences. Our construction loans were $2.6 million at December 31, 2005 as compared to $2.4 million at December 31, 2007. At December 31, 2007, residential construction loans represented 4.3% of our loan portfolio. At December 31, 2007, the unadvanced portion of these construction loans totaled $707,000.

          Our residential construction loans generally provide for the payment of interest only during the construction phase, which is usually six months. In the case of construction loans to individuals for the construction of their primary residences, our policies require that the loan convert to a permanent mortgage loan at the end of the construction phase. Residential construction loans can be made with a maximum loan-to-value ratio of 95%, provided that the borrower obtains private mortgage insurance on the loan if the loan balance exceeds 80% of the appraised value of the secured property.

          At December 31, 2007, the largest outstanding residential construction loan commitment was for $375,000 of which $176,898 was outstanding. This loan was performing according to its terms at December 31, 2007. Residential construction loans are generally made on the same terms as our one- to four-family mortgage loans.

          Before making a commitment to fund a residential construction loan, we require an appraisal on the property by an independent licensed appraiser. We also review and inspect each property before disbursement of funds during the terms of the construction loan. Loan proceeds are disbursed after inspection based on the percentage of completion method.

          Construction and development financing is generally considered to involve a higher degree of credit risk than long-term financing on improved, owner-occupied real estate. Risk of loss on a construction loan depends largely upon the accuracy of the initial estimate of the value of the property at completion of construction compared to the estimated cost (including interest) of construction and other assumptions. If the estimate of construction cost proves to be inaccurate, we may be required to advance funds beyond the amount originally committed in order to protect the value of the property. Additionally, if the estimate of value proves to be inaccurate, we may be confronted with a project, when completed, having a value which is insufficient to assure full repayment.

          Commercial Loans. We make commercial business loans primarily in our market area to a variety of small businesses, professionals and sole proprietorships. Our commercial business loan portfolio has grown from $1.3 million at December 31, 2005 to $1.4 million at December 31, 2007. At December 31, 2007, commercial business loans represented 2.6% of our loan portfolio. We intend to grow further these segments of our loan portfolio, both in absolute terms and as a percentage of our loan portfolio.

          Commercial lending products include term loans and revolving lines of credit. The maximum amount of a commercial business loan is limited by our loans-to-one-borrower limit of 15% of unimpaired capital, which at December 31, 2007 was $718,000. Commercial business loans are generally used for longer-term working capital purposes such as purchasing equipment or furniture. Commercial loans are made with either adjustable or fixed rates of interest. Adjustable rate loans are based on the Prime Rate, as published in The Wall Street Journal, plus a margin. The rate adjusts monthly from the outset of the loan. Our adjustable rate commercial business loans amortize over terms up to 15 years and may carry prepayment penalties. Fixed rate commercial loans are set at percentage above either the corresponding Federal Home Loan Bank borrowing rate or the Prime Rate.

          When making commercial loans, we consider the financial statements of the borrower, our lending history with the borrower, the debt service capabilities of the borrower, the projected cash flows of the business and the value of the collateral. Commercial loans are generally secured by a variety of collateral, primarily accounts receivable, inventory and equipment, and we also require the business principals to execute such loans in their individual capacities. Depending on the amount of the loan and the collateral used to secure the loan, commercial loans are made in amounts of up to 50-80% of the value of the collateral securing the loan, or up to 100% of the value of the collateral securing the loan if the collateral consists of cash or cash equivalents. We generally do not make unsecured commercial loans. We require adequate insurance coverage including, where applicable, title insurance, flood insurance, builder’s risk insurance and environmental insurance.

          Commercial loans generally have greater credit risk than residential mortgage loans. Unlike residential mortgage loans, which generally are made on the basis of the borrower’s ability to make repayment from his or her employment or other income, and which are secured by real property whose value tends to be more easily ascertainable, commercial loans generally are made on the basis of the borrower’s ability to repay the loan from the cash flow of the borrower’s business. As a result, the availability of funds for the repayment of commercial loans may depend substantially on the success of the business itself. Further, any collateral securing the loans may depreciate over time, may be difficult to appraise and may fluctuate in value. We seek to minimize these risks through our underwriting standards.

          At December 31, 2007, our largest commercial business loan was a $150,000 line of credit secured by equipment, machinery and other business assets located in our primary market area. This loan was performing according to its terms at December 31, 2007. For more information on our commercial business loans, see “Risk Factors—Our increased emphasis on commercial and construction lending may expose us to increased lending risks.”

          Consumer Loans. We offer a limited range of consumer loans, primarily to our customers residing in our primary market area. Our consumer loans generally consist of loans on new and used automobiles, loans secured by deposit accounts and unsecured personal loans. As of December 31, 2007, these loans totaled $552,000, or 1.0% of our loan portfolio.

          Our automobile loans have fixed interest rates and generally have terms up to five years for new automobiles and four years for used automobiles. We will generally offer automobile loans with a maximum loan-to-value ratio of 80% of the base vehicle price plus accessories or, if less for used cars, the average retail value taken from a current month’s issue of the “NADA Used Car Guide.”

          The procedures for underwriting consumer loans include an assessment of the applicant’s payment history on other debts and ability to meet existing obligations and payments on the proposed loan. Although the applicant’s creditworthiness is a primary consideration, the underwriting process also includes a comparison of the value of the collateral, if any, to the proposed loan amount.

          Consumer loans may entail greater risk than do residential mortgage loans, particularly in the case of consumer loans that are unsecured or secured by assets that depreciate rapidly, such as motor vehicles. In the latter case, repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment for the outstanding loan and a small remaining deficiency often does not warrant further substantial collection efforts against the borrower. Consumer loan collections depend on the borrower’s continuing financial stability, and therefore are likely to be adversely affected by various factors, including job loss, divorce, illness or personal bankruptcy. Furthermore, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount that can be recovered on such loans.

          Origination, Sale and Servicing of Loans. We originate real estate and other loans through marketing efforts, our customer base, walk-in customers and referrals from real estate brokers, builders and attorneys. We generally do not purchase loans or participation interests in loans.

          Since 2000, we have sold a portion of the fixed-rate one- to four-family mortgages that we originate to the Federal Home Loan Bank of Boston. We generally make decisions regarding the amount of loans that we wish to sell based on an evaluation of asset/liability position and similar factors. See “Management’s Discussion and Analysis – Management of Market Risk.” During the six months ended December 31, 2007 and fiscal year 2007, we sold $0.3 million and $2.5 million, respectively, in loans to the Federal Home Loan Bank of Boston. We retained servicing on all but one of those loans. At December 31, 2007, we serviced $9.5 million of mortgage loans that were sold by us to the Federal Home Loan Bank of Boston.

          We account for the sale of participation interests in loans in accordance with paragraphs 9 to 11 of SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets.” In accordance with SFAS No. 140, we account for a transfer of financial assets, or a portion of a financial asset, as a sale when we surrender control of the transferred assets. Servicing rights and other retained interests in the sold assets are recorded by allocating the previously recorded investment between the assets sold and interest retained based on their relative fair values at the date of transfer. We determine the fair values of servicing rights and other retained interests at the date of transfer using a method that approximates the present value of estimated future cash flows, using assumptions that market participants would use in their estimates of values.

          The following table shows our loan originations, sales and repayment activities for the periods indicated:

	Six Months Ended December 31,	Fiscal Year Ended June 30,

	2007	2007	2006

	(Dollars in Thousands)
Originations by type:
Adjustable rate:
Mortgage loans:
One- to four-family residential	$590	$1,498	$1,333
Commercial	1,689	2,666	2,175
Construction	—	—	—
Equity Lines of Credit	345	586	1,489
Undisbursed portion of construction loan	—	—	—
Commercial loans	238	566	1,190
Consumer loans	—	—	—

Total adjustable rate	$2,862	$5,316	$6,187

Fixed rate:
Mortgage loans:
One- to four-family residential	1,606	3,637	8,134
Commercial	—	150	—
Construction	1,874	1,406	4,352
Equity Lines of Credit	1,100	3,433	3,418
Undisbursed portion of construction loan	(584)	778	(449)
Commercial loans	—	—	—
Consumer loans	212	297	365

Total fixed rate	$4,208	$9,701	$15,820

Sales and repayments:
Sales and loan participations sold	324	2,464	1,499
Principal repayments	5,038	13,610	14,727

Total reductions	5,362	16,074	16,226

Net increase (decrease)	$1,708	$(1,057)	$5,781

          Loan Approval Procedures and Authority. Our lending activities follow written, non-discriminatory, underwriting standards and loan origination procedures established by the board of directors of Auburn Savings Bank. The board of directors has granted loan approval authority to certain officers up to prescribed individual limits based on the type and amount of the loan request, whether the loan is secured or unsecured, and the officer’s position at Auburn Savings Bank. Residential mortgage loans over $225,000, home equity loans over $125,000, commercial mortgage loans over $300,000, secured commercial business loans over $125,000 and unsecured commercial business loans over $5,000 must be approved by the management loan committee of Auburn Savings Bank, which consists of the President, Senior Loan Officer and Commercial Loan Officer. Residential mortgage loans over $300,000, home equity loans over $150,000, commercial mortgage loans over $400,000, secured commercial business loans over $150,000 and unsecured commercial business loans over $20,000 must be approved by either the loan committee of the board of directors or the full board of directors of Auburn Savings Bank based upon the type and amount of the loan request.

          Loans to One Borrower. The maximum amount that we may lend to one borrower and the borrower’s related entities is limited by regulation generally , with certain exceptions, to 15% of our unimpaired capital and reserves. At December 31, 2007, our regulatory limit on loans to one borrower was $718,000. At that date, our largest lending relationship was $661,064 and was secured by multi-family real estate located in our primary market area. As a result of the stock offering, we expect our regulatory loans to one borrower limit will increase. At the midpoint of the offering range, our pro forma lending limit on loans to one borrower will be increased to approximately $944,000.

          Loan Commitments. We issue commitments for fixed- and adjustable-rate mortgage loans conditioned upon the occurrence of certain events. Commitments to originate mortgage loans are legally binding agreements to lend to our customers. Generally, our loan commitments expire after 45 days.

          Loan Maturity. The following table sets forth certain information at June 30, 2007 regarding the dollar amount of loan principal repayments becoming due during the periods indicated. The table does not reflect scheduled principal payments, unscheduled prepayments, or the ability of certain loans to reprice prior to maturity dates. Demand loans, loans having no stated repayment schedule, and overdraft loans are reported as being due in one year or less.

	Mortgage Loans

	One- to four-family Residential		Commercial		Construction		Equity Lines of Credit		Undisbursed Portion of Construction Loan		Commercial		Consumer		Total

	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate

	(Dollars in Thousands)
Due
Within 1 year	$12	7.71%	$—	—%	$1,041	8.55%	$2,969	8.71%	$(123)	8.03%	$744	9.24%	$15	14.05%	$4,658	8.76%
After 1 year through 3 years	37	7.65%	—	—%	—	—%	181	5.88%	—	—%	44	7.48%	89	9.65%	351	7.22%
After 3 years through 5 years	27	7.42%	294	8.76%	—	—%	674	5.93%	—	—%	358	7.42%	127	7.88%	1,480	7.05%
After 5 years through 10 years	571	7.68%	4,796	8.06%	—	—%	3,024	5.34%	—	—%	111	7.71%	129	8.73%	8,631	7.09%
After 10 years though 15 years	4,646	5.97%	399	8.70%	—	—%	4,258	6.70%	—	—%	—	—%	33	9.31%	9,336	6.43%
After 15 years	26,524	6.44%	2,064	6.77%	—	—%	—	—%	—	—%	—	—%	108	9.10%	28,696	6.47%

Total	$31,817	6.39%	$7,553	7.77%	$1,041	8.55%	$11,106	6.81%	$(123)	8.03%	$1,257	8.52%	$501	8.97%	$53,152	6.79%

          The following table sets forth the scheduled repayments of fixed- and adjustable-rate loans at June 30, 2007 that are contractually due after June 30, 2008:

	Due after June 30, 2008

	Fixed	Adjustable	Total

June 30, 2007	(Dollars in Thousands)
Mortgage loans	$30,776	$16,719	$47,495
Commercial loans	381	132	513
Consumer loans	486	—	486

Total loans	$31,643	$16,851	$48,494

Asset Quality

          General. One of our most important operating objectives is to maintain a high level of asset quality. Management uses a number of strategies in furtherance of this goal including maintaining sound credit standards in loan originations, monitoring the loan portfolio through internal and third-party loan reviews, and employing active collection and workout processes for delinquent or problem loans.

          Delinquency Procedures. Management performs a monthly review of all delinquent loans. The actions taken with respect to delinquencies vary depending upon the nature of the delinquent loans and the period of delinquency. When a borrower fails to make a required payment on a loan, we attempt to cause the delinquency to be cured by contacting the borrower. A late notice is generated and is sent to all mortgage loans 15 days delinquent and to all consumer loans 15 days delinquent. The borrower is contacted by the collections officer between 30 and 45 days after the due date of all loans. Another late notice along with any required demand letters as set forth in the loan contract are sent up to 90 days after the due date. Additional written and verbal contacts may be made with the borrower between 60 and 90 days after the due date. If the delinquency is not cured by the 91st day, the customer is normally provided 30 days written notice that the account will be referred to counsel for collection and foreclosure, if necessary. If it becomes necessary to foreclose, the property is sold at public sale and we may bid on the property to protect our interest. The decision to foreclose is made by our Senior Loan Officer.

          Non-Performing Assets. The table below sets forth the amounts and categories of non-performing assets in our loan portfolio at the dates indicated. Loans are placed on non-accrual status when reasonable doubt exists as to the full timely collection of interest and principal or when a loan becomes 90 days past due unless an evaluation clearly indicates that the loan is well-secured and in the process of collection. When a loan is placed on non-accrual status, unpaid interest credited to income is reversed. Interest received on nonaccrual loans generally is applied against principal. Generally, loans are restored to accrual status when the obligation is brought current, has performed in accordance with the contractual terms for a reasonable period of time and the ultimate collectibility of the total contractual principal and interest is no longer in doubt.

          Real estate we acquire as a result of foreclosure or by deed-in-lieu of foreclosure is classified as real estate owned until it is sold. When property is acquired, it is recorded at the lower of its cost, which is the unpaid balance of the loan plus foreclosure costs, or fair market value at the date of foreclosure. Holding costs and declines in fair market value after acquisition of the property result in charges against income. At each of the dates presented below, we did not have any troubled debt restructurings that involve forgiving a portion of interest or principal on any loans or making loans at a rate materially less than that of market rates or any accruing loans past due 90 days or more.

	At December 31,	At June 30,

	2007	2007	2006

	(Dollars in Thousands)
Non-accrual loans:
Mortgage loans	$—	$—	$95
Commercial loans	—	—	—
Consumer loans	—	—	—

Total nonaccrual loans	$—	$—	$95

Loans greater than 90 days delinquent and still accruing:
Mortgage loans	$—	$—	$—
Commercial loans	—	—	—
Consumer loans	—	—	—

Total loans greater than 90 days delinquent still accruing	$—	$—	$—

Other real estate owned	$124	$—	$—

Total non-performing assets	$124	$—	$95

Ratios:
Non-performing loans to total loans	0.00%	0.00%	0.18%
Non-performing assets to total assets	0.20%	0.00%	0.15%

          There was no interest income that would have been recorded for the six months ended December 31, 2007 and fiscal 2007 had our non-accruing loans been current in accordance with their original terms, nor was there any interest income recognized on such loans for the six months ended December 31, 2007 and fiscal 2007.

          Delinquent Loans. The following table sets forth our loan delinquencies by type and amount at the dates indicated.

	At December 31,		At June 30,

	2007		2007		2006

	30-59 days past due	60-89 days past due	30-59 days past due	60-89 days past due	30-59 days past due	60-89 days past due

	(Dollars in Thousands)
Mortgage loans:
One- to four-family residential	$95	$—	$215	$102	$364	$—
Commercial	—	316	108	—	—	—
Construction	—	—	—	—	—	—
Equity lines of credit	—	—	13	—	58	—
Undisbursed portion of construction loan	—	—	—	—	—	—
Commercial loans	31	12	14	—	—	—
Consumer loans	—	—	2	5	7	—

Total:	$126	$328	$352	$107	$429	$—

Classified Assets.

          Federal regulations require us to review and classify our assets on a regular basis. In addition, the Office of Thrift Supervision has the authority to identify problem assets and, if appropriate, require them to be classified. There are three classifications for problem assets: substandard, doubtful and loss. “Substandard assets” must have one or more defined weaknesses and are characterized by the distinct possibility that we will sustain some loss if the deficiencies are not corrected. “Doubtful assets” have the weaknesses of substandard assets with the additional characteristic that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions and values questionable, and there is a high possibility of loss. An asset classified “loss” is considered uncollectible and of such little value that continuance as an asset of the institution is not warranted. The regulations also provide for a “special mention” category, described as assets that do not currently expose us to a sufficient degree of risk to warrant classification but do possess credit deficiencies or potential weaknesses deserving our close attention. When we classify an asset as substandard or doubtful we establish a specific allowance for loan losses. If we classify an asset as loss, we charge off an amount equal to 100% of the portion of the asset classified loss.

          The aggregate amount of our classified assets at the dates indicated were as follows:

	At December 31,	At June 30,

	2007	2007	2006

	(Dollars in Thousands)
Special Mention	$137	$139	$103
Substandard	6	9	106
Doubtful	—	—	—
Loss	—	—	—

Total Classified Assets	$143	$148	$209

          Other than disclosed in the table above, there were no other loans that management has serious doubts about the ability of the borrowers to comply with the present loan repayment terms and would result in disclosure as nonaccrual, 90 days past due, restructured or impaired.

          Allowance for Loan Losses. In originating loans, we recognize that losses will be experienced on loans and that the risk of loss will vary with many factors, including the type of loan being made, the creditworthiness of the borrower over the term of the loan, general economic conditions and, in the case of a secured loan, the quality of the security for the loan over the term of the loan. We maintain an allowance for loan losses that is intended to absorb losses inherent in the loan portfolio, and as such, this allowance represents management’s best estimate of the probable known and inherent credit losses in the loan portfolio as of the date of the financial statements. The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

          The allowance for loan losses is evaluated on a quarterly basis by management and is based on management’s periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of the underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

          The allowance consists of specific and general components. The specific component relates to loans that are classified as impaired, whereby an allowance is established when the discounted cash flows, collateral value or observable market price of the impaired loan is lower than the carrying value of that loan. The general component relates to pools of non-impaired loans and is based on historical loss experience adjusted for qualitative factors.

          A loan is considered impaired when, based on current information and events, it is probable that we will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Management considers factors including payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due when determining impairment. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. impairment is measured on a loan by loan basis for commercial loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent. Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, we do not separately identify individual consumer and residential loans for impairment disclosures. At December 31, 2007, we had no impaired loans as defined by Statement of Financial Accounting Standards No. 114 and no established valuation allowance.

          The Office of Thrift Supervision, as an integral part of its examination process, periodically reviews our allowance for loan losses. The Office of Thrift Supervision may require us to make additional provisions for loan losses based on their judgments of information available to them at the time of their examination.

          At December 31, 2007, our allowance for loan losses represented 0.56% of total gross loans. No portion of the allowance was allocated to problem loans at December 31, 2007. The allowance for loan losses decreased by $8,366 from June 30, 2007 to December 31, 2007 due to charge -offs of $1,342 and a refund from the provision for loan losses of $7,024. In September 2007, we revised our methodology for estimating the allowance for loan losses under the guidelines set forth in a recently-issued Interagency Policy Statement on the Allowance for Loan and Lease Losses. The decision to decrease the allowance from June 30, 2007 to December 31, 2007 reflected management calculations using those guidelines.

          At June 30, 2007, our allowance for loan losses represented 0.60 % of total gross loans. The allowance for loan losses increased by $27,108 from June 30, 2006 to June 30, 2007, due primarily to a provision for loan losses of $34,000, offset by charge-offs of $1,276. The decision to increase the allowance reflected net loan growth and the mixture of loans in our portfolio.

           The following table sets forth activity in our allowance for loan losses for the periods indicated:

	For the Six Months Ended December 31,	For the Years Ended June 30,

	2007	2007	2006

	(Dollars in Thousands)
Balance at beginning of period	$318	$290	$238

Charge-offs:
Mortgage loans:
One- to four-family residential	—	—	(10)
Commercial	—	—	—
Construction	—	—	—
Equity Lines of Credit	—	—	—
Undisbursed portion of construction loan	—	—	—
Commercial loans	(2)	—	—
Consumer loans	—	(1)	—

Total Charge-offs	(2)	(1)	(10)

Recoveries:
Mortgage loans:	—	—	—
One- to four-family residential	—	—	—
Commercial	—	—	—
Construction	—	—	—
Equity Lines of Credit	—	—	—
Undisbursed portion of construction loan	—	—	—
Commercial loans	—	—	—
Consumer loans	—	—	—

Total recoveries	—	—	—

Net charge-offs	(2)	(1)	(10)
Provision for loan loss	(7)	34	62
Reclassification	—	(5)	—

Balance at end of period	$309	$318	$290

Ratios:
Net charge-offs to average loans outstanding	0.004%	0.002%	0.020%
Allowance for loan losses to non-performing loans at end of period	NM	NM	NM
Allowance for loan losses to total loans at end of period	0.56%	0.60%	0.54%

          The following table sets forth the allowance for loan losses by loan category, the total loan balances by category, and the percent of loans in each category to total loans at the dates indicated. The allowance for loan losses allocated to each category is not necessarily indicative of future losses in any particular category and does not restrict the use of the allowance to absorb losses in other categories.

	At December 31,			At June 30,

	2007			2007			2006

	Allowance for Loan Losses	Loan Balance by Category	% of Loans in each Category to Total Loans	Allowance for Loan Losses	Loan Balance by Category	% of Loans in each Category to Total Loans	Allowance for Loan Losses	Loan Balance by Category	% of Loans in each Category to Total Loans

	(Dollars in Thousands)
Mortgage loans:
One- to four-family residential	$130	$31,424	57.3%	$137	$31,817	59.9%	$134	$33,366	61.6%
Commercial	90	8,901	16.2	77	7,553	14.2	58	6,211	11.5
Construction	10	2,359	4.3	6	1,041	1.9	14	3,245	6.0
Equity Lines of Credit	55	10,887	19.9	74	11,106	20.9	61	10,371	19.1
Undisbursed portion of construction loan	—	(707)	(1.3)	—	(123)	(0.2)	—	(902)	(1.7)
Commercial loans	20	1,443	2.6	19	1,257	2.4	21	1,374	2.5
Consumer loans	4	552	1.0	5	501	0.9	3	542	1.0

Total loans	$309	$54,859	100.0%	$318	$53,152	100.0%	$291	$54,207	100.0%

          Although we believe that we use the best information available to establish the allowance for loan losses, future adjustments to the allowance for loan losses may be necessary and our results of operations could be adversely affected if circumstances differ substantially from the assumptions used in making the determinations. Furthermore, while we believe we have established our allowance for loan losses in conformity with U.S. generally accepted accounting principles, there can be no assurance that regulators, in reviewing our loan portfolio, will not require us to increase our allowance for loan losses. In addition, because future events affecting borrowers and collateral cannot be predicted with certainty, there can be no assurance that the existing allowance for loan losses is adequate or that increases will not be necessary should the quality of any loans deteriorate as a result of the factors discussed above. Any material increase in the allowance for loan losses may adversely affect our financial condition and results of operations.

Investment Activities

          We have legal authority to invest in various types of liquid assets, including U.S. Treasury obligations, securities of various federal agencies and of state and municipal governments, mortgage -backed securities and certificates of deposit of federally insured institutions, overnight and short -term loans to other banks, corporate debt instruments and Fannie Mae and Freddie Mac equity securities. Within certain regulatory limits, we also may invest a portion of our assets in corporate securities and mutual funds. We also are required to maintain an investment in Federal Home Loan Bank of Boston stock.

          At December 31, 2007, our available for sale investment portfolio totaled $1.7 million, or 2.7% of total assets. We also held $1,965,000 in certificates of deposit and $901,000 in Federal Home Loan Bank of Boston stock at December 31, 2007. Our available for sale investment portfolio at December 31, 2007, at amortized cost, consisted of $987,000 in corporate debt obligations, $537,000 of mortgage-backed securities, $120,000 of two SBA pool securities and $90,000 in Fannie Mae and Freddie Mac common stock.

          Our investment objectives are to maintain high asset quality, provide and maintain liquidity, to establish an acceptable level of interest rate and credit risk, to provide an alternate source of low-risk investments when demand for loans is weak and to generate a favorable return. Our board of directors has the overall responsibility for the investment portfolio, including approval of our investment policy.

The board of directors is also responsible for implementation of the investment policy and monitoring our investment performance. Our board of directors reviews the status of our investment portfolio on a monthly basis, or more frequently if warranted.

          The following table sets forth certain information regarding the amortized cost and market values of our securities available for sale at the dates indicated:

	At December 31,		At June 30,

	2007		2007		2006

	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value

	(Dollars in Thousands)
Securities available for sale:
U.S. Government-sponsored enterprise obligations	$—	$—	$650	$648	$650	$641
Corporate bonds and other obligations	987	979	999	992	1,000	977
SBA pool securities	120	116	123	122	182	180
Mortgage-backed securities	5 2 7	5 2 8	6 0 1	593	8 4 8	8 1 9

Total debt securities	1,6 3 4	1,6 2 3	2,3 7 3	2,3 5 5	2,6 8 0	2,6 1 7

U.S. Government-sponsored enterprise securities	90	74	—	—	134	96
Preferred and common stock	10	10	10	10	7 6 0	7 4 2

Total marketable equity securities	100	8 4	10	10	8 9 4	8 3 8

Total securities available for sale	$1,734	$1,707	$2,383	$2,365	$3,574	$3,455

          We do not have any securities of one issuer the aggregate book value of which exceeds 10% of stockholders’ equity.

          The table below sets forth certain information regarding the amortized cost, weighted average yields and contractual maturities of the Bank’s debt securities portfolio at December 31, 2007. In the case of mortgage-backed securities, this table does not reflect scheduled principal payments, unscheduled prepayments, or the ability of certain of these securities to reprice prior to their contractual maturity:

	One Year or Less		More than One Year Through Five Years		More than Five Years Through Ten Years		More than Ten Years		Total Securities

	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield

	(Dollars in Thousands)
U.S. Government-sponsored enterprise obligations	$—	0.00%	$—	0.00%	$—	0.00%	$—	0.00%	$—	0.00%
Corporate bonds and other obligations	499	3.93%	488	4.13%	—	0.00%	—	0.00%	987	4.03%
SBA pool securities	—	0.00%	—	0.00%	11	8.13%	109	7.63%	120	7.67%
Mortgage-backed securities	—	0.00%	400	5.10%	—	0.00%	1 2 7	6.69%	5 2 7	5.47%

Total debt securities	$499		$888		$11		$2 3 6		$1,6 3 4

          Auburn Savings Bank does not have any interest-bearing assets that would be classified as non-accrual or past due if they were loans.

Sources of Funds

          General. Deposits, borrowings and loan repayments are the major sources of our funds for lending and other investment purposes. Scheduled loan repayments are a relatively stable source of funds, while deposit inflows and outflows and loan prepayments are significantly influenced by general interest rates and money market conditions.

          Deposit Accounts.  Most of our consumer and commercial deposits are gathered from our primary market area through the offering of a broad selection of deposit instruments, including interest-bearing demand accounts (such as NOW and money market accounts), savings accounts and certificates of deposit. In addition to accounts for individuals, we also offer business advantage and commercial checking accounts designed for the businesses operating in our market area. We have never and currently do not have any brokered deposits.

          Deposit account terms vary according to the minimum balance required, the time periods the funds must remain on deposit and the interest rate, among other factors. In determining the terms of our deposit accounts, we consider the rates offered by our competition, our liquidity needs, profitability to us, and customer preferences and concerns. We generally review our deposit mix and pricing weekly. Our deposit pricing strategy has generally been based on current market conditions, demand for loans, liquidity levels and Federal Home Loan Bank of Boston advance rates.

          The following table sets forth certain information relative to the composition of our average deposit accounts and the weighted average interest rate on each category of deposits:

	Six Months Ended December 31,			Years Ended June 30,

	2007			2007			2006

	Average Balance	Percent	Weighted Average Rate	Average Balance	Percent	Weighted Average Rate	Average Balance	Percent	Weighted Average Rate

	(Dollars in Thousands)
Deposit type :
Demand deposits	$2,563	5.66%	0.00%	$2,840	6.40%	0.00%	$3,105	7.28%	0.00%
Savings deposits	2,539	5.61%	0.84%	2,662	6.00%	0.83%	2,957	6.93%	0.85%
Money Market	9,283	20.51%	3.36%	9,505	21.43%	3.43%	10,342	24.23%	2.50%
NOW accounts	1,942	4.28%	0.89%	1,627	3.67%	0.55%	1,158	2.71%	0.46%

Total transaction accounts	$16,327	36.06%	2.14%	$16,634	37.50%	2.15%	$17,562	41.15%	1.65%
Certificates of deposit	28,944	63.94%	4.78%	27,726	62.50%	4.55%	25,116	58.85%	3.60%

Total deposits	$45,271	100.00%	3.83%	$44,360	100.00%	3.65%	$42,678	100.0%	2.80%

          The following table sets forth the deposit activities for the periods indicated:

	Six Months Ended December 31,	Fiscal Year Ended June 30,

	2007	2007	2006

	(Dollars in Thousands)
Beginning balance	$44,879	$45,009	$41,478
Net deposits (withdrawals) before interest credited	(756)	(1,749)	2,338
Interest credited	867	1,619	1,193

Net increase (decrease) in deposits	111	(130)	3,531

Ending balance	$44,990	$44,879	$45,009

          As of December 31, 2007, the aggregate amount of outstanding certificates of deposit in amounts greater than or equal to $100,000 was approximately $10.8 million. The following table sets forth the maturity of those certificates as of December 31, 2007:

At December 31, 2007

(Dollars in Thousands)
Three months or less	$3,311
Over three months through six months	2,707
Over six months through one year	3,749
Over one year through three years	907
Over three years	100

Total	$10,774

          The following table sets forth the time deposits of Auburn Savings Bank classified by interest rate as of the dates indicated:

	At December 31,	At June 30,

	2007	2007	2006

	(Dollars in Thousands)
Interest Rate:
Less than 2%	$—	$—	$—
2.00% - 2.99%	11	39	1,285
3.00% - 3.99%	4,541	5,805	10,006
4.00% - 4.99%	13,831	7,384	12,397
5.00% - 5.99%	11,332	14,624	1,962
6.00% and above	—	54	110

Total	$29,715	$27,906	$25,760

          The following table sets forth the amount and maturities of time deposits at December 31, 2007:

	At December 31, 2007

	Period to Maturity

	Less than One Year	One to Two Years	Two to Three Years	More than Three Years	Total	Percent of Total

	(Dollars in Thousands)
Interest Rate Range:
2.00% and below	$—	$—	$—	$—	$—	0.00%
2.01% to 3.00%	11	—	—	—	11	0.04
3.01% to 4.00%	3,868	647	101	41	4,657	15.67
4.01% to 5.00%	12,052	246	1,112	305	13,715	46.15
5.01% to 6.00%	9,533	1,799	—	—	11,332	38.14
6.01% and above	—	—	—	—	—	0.00

Total	$25,464	$2,692	$1,213	$346	$29,715	100.00%

          Borrowings.   We utilize advances from the Federal Home Loan Bank of Boston to supplement our investable funds. The Federal Home Loan Bank functions as a central reserve bank providing credit for member financial institutions. As a member, we are required to own capital stock in the Federal Home Loan Bank and are authorized to apply for advances on the security of such stock and certain of our mortgage loans and other assets (principally securities that are obligations of, or guaranteed by, the United States), provided certain standards related to creditworthiness have been met. Advances are made under several different programs, each having its own interest rate and range of maturities. Depending on the program, limitations on the amount of advances are based either on a fixed percentage of an institution’s net worth or on the Federal Home Loan Bank’s assessment of the institution’s creditworthiness.

          The following table sets forth information concerning balances and interest rates on our Federal Home Loan Bank of Boston advances at the dates and for the periods indicated:

	At or For the Six Months Ended December 31,		At or For the Fiscal Years Ended June 30,

	2007		2007		2006

	Long-Term Borrowings	Short-Term Borrowings(1)	Long-Term Borrowings	Short-Term Borrowings(1)	Long-Term Borrowing	Short-Term Borrowings(1)

	(Dollars in Thousands)
Balance at end of period	$13,650	$—	$12,900	$—	$12,750	$2,000
Average balance during period	$12,921	$—	$11,765	$1,313	$13,081	$375
Maximum outstanding at any month end	$13,650	$—	$13,650	$2,500	$13,400	$2,000
Weighted average interest rate at end of period	5.29%	—%	5.35%	—%	5.07%	5.11%
Average interest rate during period	5.32%	—%	5.32%	5.36%	5.14%	5.00%

(1) Represents short-term borrowings of less than one year.

Properties

          We conduct our business through our main office in Auburn, Maine and our branch office in Lewiston, Maine, both of which we own. The following is a list of our locations:

Location	Year Acquired	Net Book Value at December 31, 2007

		(Dollars in Thousands)
256 Court Street	1957	$569
Auburn, ME 04212

325 Sabattus St.
Lewiston, ME 04240	2003	$1,277

          The net book value of our land, buildings, furniture, fixtures and equipment was $2.0 million as of December 31, 2007.

Personnel

          As of December 31, 2007, we had 16 full-time employees and one part-time employee, none of whom is represented by a collective bargaining unit. We believe our relationship with our employees is good.

Legal Proceedings

          Periodically, there have been various claims and lawsuits against us, such as claims to enforce liens, condemnation proceedings on properties in which we hold security interests, claims involving the making and servicing of real property loans and other issues incident to our business. We are not a party to any pending legal proceedings that we believe would have a material adverse effect on our financial condition, results of operations or cash flows.

Subsidiaries

          Auburn Savings Bank, FSB does not have any subsidiaries.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

          This section is intended to help potential investors understand our views on our results of operations and financial condition. You should read this discussion in conjunction with the financial statements and notes to the financial statements that appear at the end of this prospectus.

Overview

          Our principal business is to acquire deposits from individuals and businesses in the communities surrounding our offices and to use these deposits to fund loans. We focus on providing our products and services to two segments of customers: individuals and businesses.

          Income. Our primary source of income is net interest income. Net interest income is the difference between interest income, which is the income that we earn on our loans and investments, and interest expense, which is the interest that we pay on our deposits and borrowings. Changes in levels of interest rates affect our net interest income. Short-term interest rates (which influence the rates we pay on deposits) have until recently increased, while longer-term interest rates (which influence the rates we earn on loans) have not. The narrowing of the spread between the interest we earn on loans and investments and the interest we pay on deposits has negatively affected our net interest income. A secondary source of income is non-interest income, which includes revenue that we receive from providing products and services. The majority of our non-interest income generally comes from loan service charges and service charges on deposit accounts.

          Allowance for Loan Losses. The allowance for loan losses is a valuation allowance for probable losses inherent in the loan portfolio. We evaluate the need to establish allowances against losses on loans on a regular basis. When additional allowances are necessary, a provision for loan losses is charged to earnings.

          Expenses. The non-interest expenses we incur in operating our business consist of expenses for salaries and employee benefits, occupancy and equipment, data processing, marketing and advertising, professional services and various other miscellaneous expenses. Our largest non-interest expense is salaries and employee benefits, which consist primarily of salaries and wages paid to our employees, payroll taxes, and expenses for health insurance, retirement plans and other employee benefits. Following the stock offering, we will recognize additional annual employee compensation expenses stemming from the adoption of new equity benefit plans. We cannot determine the actual amount of these new stock-related compensation and benefit expenses at this time because applicable accounting practices require that they be based on the fair market value of the shares of common stock at specific points in the future. For an illustration of these expenses, see “Pro Forma Data.”

          Following completion of the reorganization and stock offering, we will incur additional non-interest expenses as a result of operating as a public company. These additional expenses will consist primarily of legal and accounting fees and expenses of stockholder communications and meetings.

Critical Accounting Policies

          We consider accounting policies that require management to exercise significant judgment or discretion, or make significant assumptions that have or could have a material impact on the carrying value of certain assets or on income, to be critical accounting policies. We consider the following to be our critical accounting policies.

          Allowance for loan losses. The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. The allowance for loan losses is evaluated on a regular basis by management and is based on management’s periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of the underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

          The allowance consists of specific and general components. The specific component relates to loans that are classified as impaired, whereby an allowance is established when the discounted cash flows, collateral value or observable market price of the impaired loan is lower than the carrying value of that loan. The general component relates to pools of non-impaired loans and is based on historical loss experience adjusted for qualitative factors.

          A loan is considered impaired when, based on current information and events, it is probable that we will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Management considers factors including payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due when determining impairment. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent. Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, we do not separately identify individual consumer and residential loans for impairment disclosures.

          Actual loan losses may be significantly more than the allowance we have established, which could have a material negative effect on our financial results.

          Securities. We classify our investments as available for sale. These assets are recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income or loss. Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Declines in the fair value of investment securities available for sale below their cost that are deemed to be other-than-temporary are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) our intent and ability to retain our investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

          Loans. Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized over the contractual life of the loans as an adjustment of the related loan yield using the interest method.

          Loans past due 30 days or more are considered delinquent. The accrual of interest on mortgage and commercial loans is discontinued at the time the loan is 90 days delinquent unless the credit is well secured and in process of collection. Consumer loans are typically charged off when they are no more than 180 days past due. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

          All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income. Cash payments on these loans are applied to principal balances until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Operating Strategy

          Our mission is to operate and grow a profitable community-oriented financial institution. We plan to achieve this by executing on our strategy of:

•	Remaining a community-oriented institution;

•	Continuing to use conservative underwriting practices to maintain the high quality of our loan portfolios;

•	Building core and other deposits;

•	Continuing to grow our commercial real estate and commercial business loan portfolios; and

•	Continuing to emphasize the origination of one- to four-family residential real estate lending.

          Remaining a community-oriented institution. We were established in Auburn, Maine in 1887 and have been operating continuously since that time. We have been, and continue to be, committed to meeting the financial needs of the communities in which we operate and remain dedicated to providing customer service as a means to attract and retain customers. We deliver personalized service and respond promptly to customer needs and inquiries. We believe that our community orientation is attractive to our customers and distinguishes us from the larger banks that operate in our area.

          Continue to use conservative underwriting practices to maintain the high quality of our loan portfolio. We believe that maintaining high asset quality is a key to long-term financial success. We have sought to grow our loan portfolio while keeping nonperforming assets to a minimum. We use underwriting standards that we believe are conservative, and we diligently monitor collection efforts. At December 31, 2007, we did not have any nonperforming loans in our total loan portfolio and had only one repossessed asset for $124,000. Although we intend to continue our efforts to originate commercial and multi-family loans after the stock offering, we intend to maintain our philosophy of managing loan exposure through our conservative approach to lending.

          Building Core and Other Deposits. We offer checking accounts, NOW accounts and savings accounts, which generally are lower-cost sources of funds than certificate of deposits and are less sensitive to withdrawal when interest rates fluctuate. In order to build our core deposit base, we intend to continue to offer a broad range of deposit products. As we grow our commercial loan portfolio, we expect to attract core deposits from our new commercial loan customers. We also intend to allocate additional marketing funds for advertisements targeted toward core deposit growth.

          Continuing to grow our commercial real estate and commercial business loan portfolios. Our business plan anticipates that we will emphasize originating commercial real estate and commercial business loans. These loans provide higher returns than loans secured by one- to four-family real estate. Commercial real estate and commercial business loans, however, involve a greater degree of credit risk than one- to four-family residential mortgage loans. Because payments on these loans are often dependent on the successful operation or management of the properties or business, repayment of such loans may be subject to adverse conditions in the real estate market or the economy. Commercial loans, including both commercial real estate and commercial business loans, increased $1.5 million, or 17.4%, from June 30, 2007 to December 31, 2007 and at December 31, 2007 comprised approximately 18.9% of total loans. As commercial development of industrial parks, new office space and retail shopping areas in Lewiston and Auburn creates new jobs and supports new and existing small businesses, we anticipate that there will be many commercial real estate and commercial business loan opportunities that we may pursue with what we believe are our conservative underwriting guidelines. We believe that our customer service in the commercial loan area will distinguish us from the larger banks that operate in this area.

          Continue to emphasize the origination of one- to four-family residential real estate lending. Our primary lending activity is the origination of residential real estate loans secured by homes in our market area. We intend to continue emphasizing the origination of residential real estate loans after completion of the stock offering. At December 31, 2007, 57.3% of our total loans were one- to four-family residential real estate loans. We believe our emphasis on residential real estate lending, which carries a lower credit risk than commercial and multi-family real estate lending, contributes to our high asset quality.

Comparison of Financial Condition at December 31, 2007 and June 30, 2007

          Total Assets. Total assets increased by $1.1 million, or 1.68%, from $62.4 million at June 30, 2007 to $63.5 million at December 31, 2007. This increase was largely the result of an increase in the number and dollar value of total loans.

          Cash and Cash Equivalents. Cash and correspondent bank balances increased by $370,000, or 41.9%, from $885,000 at June 30, 2007 to $1.3 million at December 31, 2007. This increase was primarily the result of a temporary increase in deposit balances in the Federal Reserve Bank of Boston clearing account of $439,000. Cash and short-term investments decreased by $1.5 million, or 45.6%, from $3.4 million at June 30, 2007 to $1.9 million at December 31, 2007.

          Certificates of deposit. Certificate of deposit balances at other banks increased by $1.4 million, or 230.8%, from $600,000 at June 30, 2007 to $2.0 million at December 31, 2007. Auburn Savings Bank determined to increase its certificate of deposit balances during the six months ended December 31, 2007 because rates on certificate of deposit rates were higher than rates on U.S. treasuries and agency obligations.

          Securities Available for Sale. The investment portfolio available for sale aggregated $1.7 million at December 31, 2007, a decrease of $658,000, or 27.8%, from $2.4 million at June 30, 2007. Within the securities portfolio, U.S. Government-sponsored enterprise obligations decreased by $648,000, partially offset by the purchase of U.S. Government-sponsored enterprise common stock securities with a fair value of $74,000. The decrease in U.S. Government-sponsored enterprise obligations was primarily related to maturity of agency bonds. Mortgage-backed securities decreased $65,000, or 11.0%, from $593,000 at June 30, 2007 to $528,000 at December 31, 2007.

          Net Loans. Including loans held for sale, net loans increased $1.7 million, or 3.2%, from $52.8 million at June 30, 2007 to $54.5 million at December 31, 2007. Residential mortgage loans decreased $393,000, or 1.2%, due primarily to Auburn Savings Bank’s strategic plan to increase shorter term adjustable rate loans. Commercial real estate loans increased $1.3 million, or 17.8%, due primarily to the continued strategic growth of the commercial loan portfolio. Construction loans increased $734,000, or 80.0%, due primarily to a recovery in the construction market fueled by more favorable pricing following a reduction in demand for construction and lower costs of materials. Home equity loans decreased $219,000, or 2.0%, commercial loans increased $186,000, or 14.8%, consumer installment loans increased $51,000, or 10.3%.

          Deposits and Borrowed Funds. Deposits increased $111,000, from $44.9 million at June 30, 2007 to $45.0 million at December 31, 2007. Demand accounts decreased $593,000, or 21.2%, NOW accounts decreased $260,000, or 11.6%, savings accounts increased $23,000, or 0.9%, money market accounts decreased $852,000, or 9.1%, and certificates of deposits increased $1.8 million, or 6.5%. The decrease in demand accounts and NOW accounts is primarily related to an increase in the investment in higher rate certificates of deposit and the loss of a significant market deposit account customer to a brokerage firm.

          Total borrowings from the Federal Home Loan Bank of Boston increased $750,000, or 5.8%, from $12.9 million as of June 30, 2007 to $13.7 million as of December 31, 2007, as increases were used to fund growth in loans.

          Total Capital. Retained earnings increased by $137,000, comprised of net income of $84,000 and the cumulative effect of capitalizing mortgage servicing rights of $53,000, and was offset slightly by other comprehensive loss of $6,000 related to unrealized depreciation in investment securities available for sale, which led to an overall total capital increase of $131,000.

Comparison of Financial Condition at June 30, 2007 and June 30, 2006

          Total Assets. Total assets decreased by $1.8 million, or 2.8%, from $64.2 million at June 30, 2006 to $62.4 million at June 30, 2007. This decrease in total assets resulted largely from decreases in net loans and investment securities available for sale of $2.1 million, partially offset by an increase in cash and cash equivalents of $775,000.

          Cash and Cash Equivalents. Cash and correspondent bank balances decreased by $1.6 million, or 63.9%, from $2.5 million at June 30, 2006 to $885,000 at June 30, 2007, primarily due to a decrease in deposit balances with Federal Reserve Bank of Boston of $1.0 million. Cash and short-term investments increased by $775,000, or 29.4%.

          Certificates of deposit. Certificate of deposit balances in other banks decreased by $202,000, or 25.3%, from $796,000 at June 30, 2006 to $594,000 at June 30, 2007.

          Securities Available for Sale. The investment portfolio available for sale aggregated $2.4 million at June 30, 2007, a decrease of $1.1 million, or 31.5%, from $3.5 million at June 30, 2006. The decrease was primarily related to the sale of $750,000 in Freddie Mac Preferred Stock. Mortgage-backed securities decreased $226,000, or 27. 6%, from $819,000 at June 30, 2006 to $ 593,000 at June 30, 2007 and SBA securities decreased $60,000, or 32.8%, from $181,000 at June 30, 2006 to $121,000 at June 30, 2007. U.S. Government-sponsored enterprise obligations increased by $7,000, or 1.1%.

          Net Loans. Including loans held for sale, net loans decreased $1.1 million, or 2.0%, from $53.9 million at June 30, 2006 to $52.8 million at June 30, 2007. Residential mortgage loans decreased $1.5 million, or 4.7%, as additional long-term fixed rate mortgages were sold into the secondary market and rates increased. Commercial real estate loans increased $1.3 million, or 21.6%, due primarily to the continued strategic growth of the commercial loan portfolio. Home equity loans increased $734,000, or 7.1%, as certain longer-term fixed rate loans were refinanced to shorter-term home equity loans. Construction loans decreased $1.4 million, or 60.8%, due primarily to a reduction in demand. Commercial loans decreased $117,000, or 8.5% and consumer installment loans decreased $42,000, or 7.7%.

          Deposits and Borrowed Funds. Deposits decreased slightly from $45.0 million at June 30, 2006 to $44.9 million at June 30, 2007. Demand accounts decreased $1.2 million, or 30.2%, NOW accounts increased $1.1 million, or 81.4%, savings accounts decreased $245,000, or 8.7%, money market accounts decreased $1.8 million, or 15.9%, and certificates of deposits increased $2.1 million, or 8.3%. The decrease in demand accounts and savings accounts is primarily the result of customers transferring money into certificates of deposit with higher rates of interest.

          Total borrowings from the Federal Home Loan Bank of Boston decreased $1.9 million, or 12.5%, from $14.8 million as of June 30, 2006 to $12.9 million as of June 30, 2007. This decrease was the result of paying down Federal Home Loan Bank of Boston advances from the sale of $1.2 million in fixed rate mortgage loans and $670,000 in cash and due from bank balances.

          Total Capital. Retained earnings increased by $120,000, comprised solely of net income for the year ended June 30, 2007. Accumulated other comprehensive loss decreased from $(79,000) at June 30, 2006 to $(12,000) at June 30, 2007, a result of net unrealized gains arising during the year, which led to an overall total capital increase of $186,000.

Comparison of Operating Results For the Six Months Ended December 31, 2007 and December 31, 2006

          Net Income. Net income increased $14,000, or 20.6%, to $84,000 for the six months ended December 31, 2007 compared to $69,000 for the six months ended December 31, 2006. The increase was primarily the result of an increase in non-interest income of $25,000 and a reduction of our provision for loan losses of $25,000, offset by an increase in non-interest expense of $38,000.

          Net Interest Income. The tables on pages 74-75 set forth the components of our net interest income, yields on interest-earning assets and interest-bearing liabilities, and the effect on net interest income arising from changes in volume and rate. Net interest income increased $8,000 or 1.1%, from $792,000 in the six months ended December 31, 2006 to $800,000 in the six months ended December 31, 2007.

          The increase in volume of interest-earning assets increased interest income by $10,000, while the increase in the volume of interest-bearing liabilities increased interest expense by $10,000. The changes in volume had no effect on net interest income. Changes in rate had the effect of increasing net interest income by $8,000. The increase in net interest income attributable to higher yields on interest-earning assets totaled $60,000 compared to a $52,000 decrease in net interest income attributable to higher rates on interest-bearing liabilities. Net interest margin was 2.68% for both the six months ended December 31, 2006 and for the six months ended December 31, 2007. During much of the six months ended December 31, 2007, short term interest rates remained comparatively high relative to long term rates. Management expects to see short-term interest rates decline faster than long-term rates as a result of actions taken by the Federal Reserve.

          Interest Income. Interest income increased from $1.9 million for the six months ended December 31, 2006 to $2.0 million for the six months ended December 31, 2007. This increase of $70,000, or 3.6% was due principally to increases rates. Interest income on loans increased by $49,000, or 2.7% and interest income on securities and interest-bearing deposits increased by $21,000, or 15%.

          Interest Expense. Interest expense increased by $62,000, or 5.3%, to $1.2 million for the six months ended December 31, 2007. The increase was due to an increase in deposits and an overall increase in interest rates on deposits. Average deposit balances increased $646,000, while average rates increased from 3.54% to 3.83%. Average borrowings balances decreased from $13.5 million to $13.0 million. The average rate on borrowings remained unchanged at 5.48%.

          Provision for Loan Losses. Our provision for loan losses decreased from $18,000 for the six months ended December 31, 2006 to $(7,000) for the six months ended December 31, 2007. Net loan charge-offs for six months ended December 31, 2006 and 2007 were $1,200 and $1,300,respectively. The allowance for loan losses of $309,000 at December 31, 2007 represented 0.56% of total loans, as compared to an allowance of $302,000, representing 0.58% of total loans at December 31, 2006. Our analysis of the adequacy of the allowance considers economic conditions, historical losses and management’s estimate of losses inherent in the portfolio. For further discussion of our current methodology, please refer to “ Business of Auburn Savings Bank, FSB. ”

          Non-interest Income. Total non-interest income increased $25,000, or 48.1%, to $77,000 for the six months ended December 31, 2007, as compared to $52,000 for the six months ended December 31, 2006. There was a $2,000 decrease in gains realized on the sale of fixed rate residential mortgage loans sold into the secondary market for the six months ended December 31, 2007 as compared to the six months ended December 31, 2006. This decrease was offset partially by an increase in consumer and commercial deposit fees of $8,000 and a $21,000 change in the value of our hedges.

          Non-interest Expense. Non-interest expense increased $38,000, or 5.3%, to $765,000 for the six months ended December 31, 2007 as compared to $726,000 for the six months ended December 31, 2006. The increase was primarily attributable to increases in salary and benefits, computer expense and consulting expenses of $24,000, $9,000 and $10,000, respectively. These increases were offset partially by decreases in occupancy and depreciation expenses of $12,000.

          Income Taxes. Income tax expense was $36,000 for the six months ended December 31, 2007, reflecting an effective tax rate of 29.9% compared to $30,000 for the six months ended December 31, 2006, reflecting an effective tax rate of 30.0%. The increase in income taxes was due to higher pre-tax earnings.

Comparison of Operating Results For the Years Ended June 30, 2007 and June 30, 2006

          Net Income. Net income decreased $6,000, or 4.9%, to $120,000 for the year ended June 30, 2007 compared to $126,000 for the year ended June 30, 2006. The decrease was primarily the result of an increase in non-interest income of $29,000 and a decrease in the provision for loan losses of $28,000, which were more than offset by an increase in non-interest expenses of $63,000.

          Net Interest Income. The tables on pages 74-75 set forth the components of the Bank’s net interest income, yields on interest-earning assets and interest-bearing liabilities, and the effect on net interest income arising from changes in volume and rate. Net interest income increased $14,000, or 0.9%, from $1.55 million in the year ended June 30, 2006 to $1.57 million in the year ended June 30, 2007. The positive effects of an increase in volume of interest-earning assets and higher yields on interest-earning assets were partially offset by an increase in interest expense due to both an increase in volume of interest-bearing liabilities and increases in rates on interest-bearing liabilities.

          The increase in volume of interest-earning assets increased interest income by $129,000, while the increase in the volume of interest-bearing liabilities increased interest expense by $64,000. The changes in volume had the effect of increasing net interest income by $65,000. The increase in net interest income associated with volume was offset, however, by changes in rate, which had the effect of decreasing net interest income by $51,000. The increase in net interest income attributable to higher yields on interest-earning assets totaled $314,000 compared to a $365,000 decrease in net interest income attributable to higher rates on interest-bearing liabilities. Net interest margin decreased from 2.73% for the year ended June 30, 2006 to 2.67% for the year ended June 30, 2007. During fiscal 2007, short-term market interest rates increased at a faster rate than did longer-term market interest rates.

          Interest and Dividend Income. Total interest and dividend income increased from $3.5 million for the year ended June 30, 2006 to $3.9 million for the year ended June 30, 2007. This increase of $443,000, or 12.8%, was due primarily to an increase in interest income on commercial real estate, multi-family and fixed rate home equity loans. Interest income on loans increased by $414,000, or 12.9%, and interest income on securities and interest-bearing deposits increased by $29,000, or 11.1%.

          Interest Expense. Interest expense increased by $429,000, or 22.5%, from the year ended June 30, 2006 to the year ended June 30, 2007, due primarily to rising interest rates on deposits. Average deposit balances increased $1.7 million, while average rates increased from 2.80% to 3.65%. Average borrowings decreased from $13.7 million to $13.2 million. The average rate on borrowings increased from 5.22% to 5.44%.

          Provision for Loan Losses. Our provision for loan losses decreased from $62,000 for the year ended June 30, 2006 to $34,000 for the year ended June 30, 2007. Net loan charge-offs for the years ended June 30, 2007 and 2006 were $2,000 and $10,000, respectively. The allowance for loan losses of $318,000 at June 30, 2007 represented 0.60% of total loans, as compared to an allowance of $290,000, representing 0.54% of total loans at June 30, 2006. Our analysis of the adequacy of the allowance considers economic conditions, historical losses, and management’s estimate of losses inherent in the portfolio. For further discussion of our current methodology, please refer to “Business of Auburn Savings Bank, FSB.”

          Non-interest Income. Total non-interest income increased from $83,000 for the year ended June 30, 2006 to $112,000 for the year ended June 30, 2007. The increase was due to a $21,000 increase in gains realized on the sale of loans into the secondary market for the year ended June 30, 2007, an increase of $4,000 in gains realized on the sales of investments and an increase in other non-interest income of $4,000.

          Non-interest Expense. Non-interest expense increased $63,000, or 4.5%, to $1.5 million for the year ended June 30, 2007 as compared to $1.4 million for the year ended June 30, 2006. The increase was primarily attributable to increases in employee salaries and benefits of $51,000, an increase in occupancy expense of $7,000, an increase in computer charges of $13,000 and an increase in other operating expenses of $7,000. These increases were offset partially by small decreases in depreciation, federal insurance premiums, advertising expense and consulting expense.

          Income Taxes. Income tax expense was $50,000 for the year ended June 30, 2007, reflecting an effective tax rate of 29.4%, compared $36,000 for the year ended June 30, 2006, reflecting an effective tax rate of 22.2%. The increase in income taxes was due to higher pre-tax earnings and an increase in the effective tax rate. The increase in the effective tax rate was due to the 2006 income on tax advantaged investments being higher as a percentage of pre-tax income than in 2007.

Analysis of Net Interest Income

          Net interest income represents the difference between income on interest-earning assets and expense on interest-bearing liabilities. Net interest income depends upon the relative amounts of interest-earning assets and interest-bearing liabilities, and the interest rates earned or paid on them.

          The following tables set forth average balance sheets, average yields and costs, and certain other information for the periods indicated. All average balances are daily average balances. The yields set forth below include the effect of deferred fees, and discounts and premiums that are amortized or accreted to interest income or expense. We do not accrue interest on loans on non-accrual status, however, the balance of these loans is included in the total average balance, which has the effect of lowering average loan yields.

	At December 31, 2007		Six Months Ended December 31,

			2007			2006

	Outstanding Balance	Weighted Average Rate	Average Outstanding Balance	Interest	Yield/Rate(1)	Average Outstanding Balance	Interest	Yield/Rate(1)

	(Dollars in Thousands)
Interest-earning assets:
Loans	$54,475	6.83%	$53,251	$1,861	6.99%	$53,100	$1,812	6.82%
Investment securities(2)	2,608	5.50%	2,837	77	5.40%	4,333	97	4.48%
Interest-earning deposits	2,568	4.73%	3,563	85	4.80%	1,667	44	5.27%

Total interest-earning assets	59,651	6.68%	59,651	$2,023	6.78%	59,100	$1,953	6.61%
Non-interest-earning assets	3,807		3,356			3,555

Total assets	$63,458		$63,007			$62,655

Interest-bearing liabilities:
Savings deposits	$2,609	0.83%	$2,539	$11	0.84%	$2,746	$12	0.84%
NOW accounts	1,980	0.65%	1,941	9	0.89%	1,512	4	0.48%
Money market accounts	8,488	3.08%	9,284	156	3.36%	9,982	167	3.35%
Certificates of deposit	29,715	4.69%	28,944	692	4.78%	27,464	608	4.43%

Total interest-bearing deposits	42,792	3.95%	42,708	868	4.06%	41,704	791	3.79%
FHLB advances	13,650	5.35%	12,973	355	5.48%	13,510	370	5.48%

Total interest-bearing liabilities	$56,442	4.29%	$55,681	$1,223	4.39%	$55,214	$1,161	4.21%

Non-interest-bearing liabilities:
Demand deposits	$2,199		$2,563			$2,921
Other non-interest-bearing liabilities	336		261			216

Total liabilities	58,977		58,505			58,351
Total capital	4,481		4,502			4,304

Total liabilities and capital	$63,458		$63,007			$62,655

Net interest income				$800			$792

Net interest rate spread(3)		2.40%			2.39%			2.40%
Net Interest-earning assets(4)	$3,209		$3,970			$3,886
Net interest margin(5)					2.68%			2.68%
Average of interest-earning assets to interest-bearing liabilities	105.69%		107.13%			107.04%

(1)	Yield and rate for the six month periods ended December 31, 2007 and December 31, 2006 are annualized.

(2)	Consists entirely of taxable investment securities.

(3)	Net interest rate spread represents the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities.

(4)	Net interest-earning assets represents total interest-earning assets less total interest-bearing liabilities.

(5)	Net interest margin represents net interest income divided by average total interest-earning assets.

	Fiscal Years Ended June 30,

	2007			2006

	Average Outstanding Balance	Interest	Yield/Rate	Average Outstanding Balance	Interest	Yield/ Rate

	(Dollars in Thousands)

Interest-earning assets:
Loans	$52,773	$3,616	6.85%	$50,545	$3,202	6.33%
Investment securities(1)	3,894	185	4.75%	4,511	201	4.45%
Interest-earning deposits	2,050	107	5.22%	1,958	62	3.16%

Total interest-earning assets	58,717	$3,908	6.66%	57,014	$3,465	6.08%
Non-interest-earning assets	3,439			3,782

Total assets	$62,156			$60,796

Interest-bearing liabilities:
Savings deposits	$2,662	$22	0.83%	$2,957	$25	0.85%
NOW accounts	1,628	9	0.55%	1,158	5	0.46%
Money market accounts	9,504	326	3.43%	10,342	259	2.50%
Certificates of deposit	27,726	1,262	4.55%	25,116	904	3.60%

Total interest-bearing deposits	41,520	1,619	3.90%	39,573	1,193	3.01%
FHLB advances	13,234	720	5.44%	13,735	717	5.22%

Total interest-bearing liabilities	$54,754	$2,339	4.27%	$53,308	$1,910	3.58%

Non-interest-bearing liabilities:
Demand deposits	$2,840			$3,105
Other non-interest-bearing liabilities	227			204

Total liabilities	57,821			56,617
Total capital	4,335			4,179

Total liabilities and capital	$62,156			$60,796

Net interest income		$1,569			$1,555

Net interest rate spread(2)			2.38%			2.49%
Net interest-earning assets(3)	$3,963			$3,706
Net interest margin(4)			2.67%			2.73%
Average of interest-earning assets to interest-bearing liabilities	107.24%			106.95%

(1)	Consists entirely of taxable investment securities.

(2)	Net interest rate spread represents the difference between the yield on average interest -earning assets and the cost of average interest-bearing liabilities.

(3)	Net interest-earning assets represents total interest-earning assets less total interest-bearing liabilities.

(4)	Net interest margin represents net interest income divided by average total interest-earning assets.

Rate/Volume Analysis

          The following table presents the dollar amount of changes in interest income and interest expense for the major categories of our interest-earning assets and interest-bearing liabilities. Information is provided for each category of interest-earning assets and interest-bearing liabilities with respect to (i) changes attributable to changes in volume (i.e., changes in average balances multiplied by the prior-period average rate) and (ii) changes attributable to rate (i.e., changes in average rate multiplied by prior -period average balances). Changes due to the interaction between volume and rate were allocated pro rata between volume and rate.

	Six Months Ended December 31, 2007 vs. 2006			Fiscal Years Ended June 30, 2007 vs. 2006

	Increase (Decrease) Due to		Net Increase (Decrease)	Increase (Decrease) Due to		Net Increase (Decrease)

	Volume	Rate		Volume	Rate

	(Dollars in Thousands)

Interest-earning
assets:
Loans	$5	$44	$49	$153	$261	$414
Investment securities	(40)	20	(20)	(29)	13	(16)
Interest-earning deposits	45	(4)	41	5	40	45

Total interest-earning assets	$10	$60	$70	$129	$314	$443

Interest-bearing liabilities:
Savings deposits	$(1)	$—	$(1)	$(2)	$(1)	$(3)
NOW accounts	2	3	5	3	1	4
Money market accounts	(12)	—	(12)	(29)	96	67
Certificates of deposit	36	49	85	119	239	358

Total deposits	25	52	77	91	335	426
Federal Home Loan Bank of Boston advances	(15)	—	(15)	(27)	30	3
Repurchase agreements	—	—	—	—	—	—

Total interest-bearing liabilities	$10	$52	$62	$64	$365	$429

Change in net interest income	$—	$8	$8	$65	$(51)	$14

Management of Market Risk

          General. The majority of our assets and liabilities are monetary in nature. Consequently, our most significant form of market risk is interest rate risk. Our assets, consisting primarily of mortgage loans, have longer maturities than our liabilities, consisting primarily of deposits. As a result, a principal part of our business strategy is to manage interest rate risk and reduce the exposure of our net interest income to changes in market interest rates. Accordingly, our Board of Directors has established an Asset/Liability Committee that is responsible for evaluating the interest rate risk inherent in our assets and liabilities, for determining the level of risk that is appropriate given our business strategy, operating environment, capital, liquidity and performance objectives and for managing this risk consistent with the guidelines approved by the Board of Directors. Senior management monitors the level of interest rate risk on a regular basis and the Asset/Liability Committee meets at least on a quarterly basis to review our asset/liability policies and interest rate risk position.

          We have sought to manage our interest rate risk in order to minimize the exposure of our earnings and capital to changes in interest rates. In order to mitigate the potential effects of dramatic increases in market rates of interest, we have, among other things, implemented or will implement a number of strategies, including the following:

•	emphasize growth of less interest rate sensitive and lower cost “core deposits” in the form of transaction accounts, such as checking and savings accounts;

•	sell a portion of Auburn Savings Bank’s newly originated fixed-rate residential mortgage loans;

•	reduce the interest rate sensitivity of interest-bearing liabilities through utilization of fixed rate borrowings with terms of more than one year;

•

use interest rate caps and floors, as determined by the Asset Liability Management Committee, to attempt to preserve net interest income in periods of rising or declining short-term interest rates; and

•	maintain a level of assets in shorter-term securities and adjustable-rate mortgage-backed securities.

          Depending on market conditions, we often place more emphasis on enhancing net interest margin rather than matching the interest rate sensitivity of our assets and liabilities. In particular, we believe that the increased net interest income resulting from a mismatch in the maturity of our asset and liabilities portfolios can, during periods of stable or declining interest rates provide high enough returns to justify increased exposure to sudden and unexpected increasing in interest rates. As a result of this philosophy, our results of operations and the economic value of our equity will remain vulnerable to increases in interest rates and to declines in the difference between long- and short-term interest rates.

          We have not engaged in hedging through the use of financial futures or interest rate swaps. However, we have entered into interest rate cap and floor agreements as part of our interest rate risk management process. These agreements are used to manage the effect of fluctuating interest rates on net interest income. In March 2006, we purchased a three-year, $5.0 million notional value interest rate cap, in order to limit our potential exposure to rising interest rates. The cost of the transaction was $14,750. The counter-party in the transaction, the Federal Home Loan Bank of Boston, will pay us if and when the three-month LIBOR rate is above the rate cap of 6%. The interest rate cap agreement expires in March 2009. In January 2007, we purchased a three-year, $5.0 million notional value interest rate floor, in order to limit our potential exposure to decreasing interest rates. The cost of the transaction was $17,000. The counter-party in the transaction, the Federal Home Loan Bank of Boston, will pay us if and when the three-month LIBOR rate is below the rate floor of 3.75%. The interest rate floor agreement expires in January 2009. We do not use hedge accounting for the interest rate cap and interest rate floor agreements and, therefore, changes in fair value of the agreements are reported in the statements of income. At December 31, 2007, the fair value of the interest rate floor and cap is $12,147 and $41, respectively, and is reflected on the balance sheet in prepaid expenses and other assets.

          Net Portfolio Value Simulation Analysis. An important measure of interest risk is the amount by which the net present value of an institution’s cash flow from assets, liabilities and off balance sheet items (the institution’s net portfolio value or “NPV”) changes in the event of a range of assumed changes in market interest rates. The Office of Thrift Supervision provides us with the information presented in the following table, which is based on information provided to the Office of Thrift Supervision by Auburn Savings Bank. It presents the estimated changes in Auburn Savings Bank’s net portfolio value at December 31, 2007 that would occur upon the assumed instantaneous changes in interest rates based on Office of Thrift Supervision assumptions and without giving effect to any steps that management might take, within the parameters established by our asset/liability management committee, to counter the effect of such interest rate changes. The Office of Thrift Supervision uses certain assumptions in assessing the interest rate risk of savings banks. These assumptions relate to interest rates, loan prepayment rates, deposit decay rates, and the market values of certain assets under differing interest rate scenarios.

	Net Portfolio Value			NPV as a Percentage of Present Value of Assets

Change in Interest Rates (basis points)	Amount	Change	Percent Change	NPV Ratio	Increase (Decrease) (basis points)

	(Dollars in Thousands)
+300	$3,035	$ (2,590)	(46%)	4.92%	(371)
+200	4,061	(1,565)	(28%)	6.45%	(218)
+100	4,928	(697)	(12%)	7.69%	(95)
+50	5,301	(324)	(6%)	8.20%	(43)
0	5,625	0	0%	8.63%	0
-50	5,879	254	5%	8.96%	33
-100	6,069	444	8%	9.20%	56
-200	6,334	708	13%	9.50%	87

          As indicated in the table above, the result of a 100 basis point increase in interest rates is estimated to decrease net portfolio value by 12%, 28% for a 200 basis point increase and 46% for a 300 basis point increase over a 12-month horizon, when compared to the flat rate scenario. The estimated change in net interest income from the flat rate scenario to a 100 basis point decrease in interest rates is estimated to increase net portfolio value by 8% and 13% for a 200 basis point decrease. Inherent in these estimates is the assumption that interest rates on interest bearing liabilities would change in direct proportion to changes in the U.S. Treasury yield curve. In all simulations, the lowest possible interest rate would be zero.

          There are shortcomings inherent in the methodology used in the above interest rate risk measurement. Modeling changes in net portfolio value requires making certain assumptions that may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates. In this regard, the net portfolio value table presented assumes that the composition of our interest-sensitive assets and liabilities existing at the beginning of a period remains constant over the period being measured and assumes that a particular change in interest rates is reflected uniformly across the yield curve regardless of the duration or repricing of specific assets and liabilities. Accordingly, although the net portfolio value table provides an indication of our interest rate risk exposures at a particular point in time, such measurements are not intended to and do not provide a precise forecast of the effect of changes in market interest rates on our net interest income and will differ from actual results.

          Liquidity Management. Liquidity is the ability to meet current and future financial obligations of a short-term nature. Our primary sources of funds consist of deposit inflows, loan repayments, loan sales and maturities of investment securities. While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit flows and mortgage and mortgage-backed security prepayments are greatly influenced by general interest rates, economic conditions and competition.

          We regularly adjust our investments in liquid assets based upon our assessment of (1) expected loan demand, (2) expected deposit flows, (3) yields available on interest-earning deposits and securities and (4) the objectives of our asset/liability management program. Excess liquid assets are invested generally in interest-earning deposits and federal funds sold. Our most liquid assets are cash and cash equivalents and interest-bearing deposits. The levels of these assets are dependent on our operating, financing, lending and investing activities during any given period. At December 31, 2007, cash and cash equivalents totaled $1.9 million, including interest-earning deposits of $603,000. Securities classified as available-for-sale, which provide additional sources of liquidity, totaled $1.7 million at December 31, 2007. On December 31, 2007, we had $13.7 million of outstanding borrowings from the Federal Home Loan Bank of Boston, and the ability to borrow an additional $8.9 million from the Federal Home Loan

Bank of Boston. However, our internal policy limits Federal Home Loan Bank of Boston advances to 35.0% of assets, which was equal to $22.2 million, or an additional $8.5 million, at December 31, 2007.

           At December 31, 2007, we had $2.2 million in loan commitments outstanding, as compared to $854,000 at June 30, 2007 and $1.5 million at June 30, 2006. The $1.3 million increase in the amount of loan commitments outstanding at December 31, 2007 compared to June 30, 2007 was primarily the result of a $957,000 increase in one- to four-family residential mortgage loan commitments and a $355,000 increase in commercial business loan commitments. The amount of loan commitments outstanding at June 30, 2007 decreased $636,000 primarily as a result of a $556,000 decrease in one- to four-family residential mortgage loan commitments and a $280,000 decrease in commercial business loan commitments, partially offset by an increase of $200,000 in home equity loan commitments. We believe that the lower level of one- to four-family residential mortgage loan commitments at June 30, 2007 is a consequence of a special home equity loan program that we offered during the three-month period ended June 30, 2007. This program resulted in the origination of $1.2 million in fixed rate home equity loans. Most of these home equity loans closed prior to June 30, 2007 and, therefore, are not reflected in the amount of loan commitments outstanding at June 30, 2007. In addition to commitments to originate loans, we also had $4.0 million in unused lines of credit at December 31, 2007.

          Certificates of deposit due within one year of December 31, 2007 totaled $27.1 million, or 60% of total deposits. If these deposits do not remain with us, we will be required to seek other sources of funds, including other certificates of deposit and lines of credit. We believe, however, based on past experience, that a significant portion of our certificates of deposit will remain with us.

          Our primary investing activities are the origination of loans and the purchase of securities. Our primary financing activities consist of activity in deposit accounts. However, we may from time to time utilize borrowings to fund a portion of our operations where the cost of such borrowings is more favorable than that of deposits of a similar duration. Deposit flows are affected by the overall level of interest rates, the interest rates and products offered by us and our local competitors and other factors. We generally manage the pricing of our deposits to be competitive and to increase core deposits. Occasionally, we offer promotional rates to attract certain deposit products.

          The following table presents our primary investing and financing activities during the periods indicated.

	Six Months Ended December 31, 2007
		Years Ended June 30,
		2007	2006

	(Dollars in Thousands)
Cash flows from investing activities:
Loan originations, net of amortization and repayments	$(1,693)	$1,074	$(5,787)
Principal repayments and maturities from securities	1,226	1,174	389
Purchases of securities	(577)	0	(1,250)
Cash flows from financing activities:
Increase in deposits	$112	$(130)	$3,531
Net increase (decrease) in borrowings	$750	$(1,850)	$1,350

          We are not aware of any known trends, events or uncertainties that will have or are reasonably likely to have a material effect on our liquidity, capital or operations, nor are we aware of any current recommendations by regulatory authorities, which if implemented, would have a material effect on liquidity, capital or operations.

          Capital Management. We are subject to various regulatory capital requirements, including a risk-based capital measure. The risk-based capital guidelines include both a definition of capital and a framework for calculating risk-weighted assets by assigning balance sheet assets and off-balance sheet items to broad risk categories. At December 31, 2007, we exceeded all of our regulatory capital requirements. We are considered “well-capitalized” under regulatory guidelines. See “Supervision and Regulation—Federal Banking Regulation—Capital Requirements,” “Regulatory Capital Compliance” and Note 11 to the Financial Statements attached hereto.

          The capital from the stock offering will increase our liquidity and capital resources. Over time, the initial level of liquidity will be reduced as net proceeds from the stock offering are used for general corporate purposes, including repaying a portion of our borrowings. Our financial condition and results of operations will be enhanced by the capital from the reorganization, resulting in increased net interest-earning assets and net income. However, due to the increase in equity resulting from the capital raised in the stock offering, return on equity will be adversely affected following the reorganization.

Impact of Inflation and Changing Prices

          The financial statements, accompanying notes, and related financial data presented herein have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollar amounts without considering the changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of our operations. Most of our assets and liabilities are monetary in nature, and, therefore, the impact of interest rates has a greater impact on its performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

Impact of Recent Accounting Standards

          On February 15, 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, which provides companies with an option to report selected financial assets and liabilities at fair value. SFAS No. 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. This Statement is effective for our 2009 fiscal year, with early adoption permitted for our 2008 fiscal year, provided that we also adopt SFAS No. 157 for fiscal year 2008. Management is currently evaluating the potential impacts of adopting this Statement on its financial statements.

          In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. This Statement defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement is effective for us on July 1, 2008, with earlier adoption permitted for fiscal year 2008, and is not expected to have a material impact on our financial statements. In February 2008, FASB issued FASB Staff Position (FSP) No. 157-2 which delays by one year the effective date of SFAS No. 157 for certain types of nonfinancial assets and nonfinancial liabilities.

          In July 2006, the FASB issued Financial Accounting Standards Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement attributable for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN

48 also provides guidance on derecognizing, classification, interest and penalties, accounting in interim periods, disclosures and transitions. FIN 48 was effective for Auburn Savings Bank on July 1, 2007, and did not have a material impact on its financial statements.

          In March 2006, the FASB issued SFAS No. 156, Accounting for Servicing of Financial Assets – an Amendment of FASB Statement No. 140. The Statement amends SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, with respect to the accounting for separately recognized servicing assets and servicing liabilities. Consistent with SFAS No.

140, SFAS No. 156 requires companies to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract. However, the Statement permits a company to choose either the amortized cost method or fair value measurement method for each class of separately recognized servicing assets. The Statement is effective as of the beginning of a company’s first fiscal year after September 15, 2006. Earlier adoption is permitted as of the beginning of an entity’s fiscal year, provided the entity has not yet issued financial statements, including interim financial statements. Auburn Savings Bank adopted SFAS No. 156 on July 1, 2007 using the amortized cost method, and the adoption of this Statement did not have a material impact on its financial statements.

MANAGEMENT

Board of Directors

          The initial board of directors of Auburn Bancorp, Inc. will consist of the seven current directors of Auburn Savings Bank and Allen T. Sterling, Auburn Savings Bank’s current President and Chief Executive Officer. The board of directors of Auburn Bancorp, Inc. will be elected to terms of three years, approximately one-third of whom will be elected annually. All of our directors are independent as defined under the Nasdaq Marketplace Rules, except for Allen T. Sterling, our President and Chief Executive Officer. Information regarding the directors is provided below. Unless otherwise stated, each person has held his or her current occupation for the last five years. Ages presented are as of December 31, 2007.

The following directors will have terms ending in 2008:

          M. Kelly Matzen is a Senior Partner at the law firm of Trafton & Matzen, LLP, where he has worked since 1973. Mr. Matzen has served as a director since 2001. Age 60.

          Allen T. Sterling has served as President and Chief Executive Officer of Auburn Savings Bank since June 1996. Prior to joining Auburn Savings Bank, Mr. Sterling was the Chief Financial Officer of Skowhegan Savings Bank, in Skowhegan, Maine, from 1973 to 1994. Age 54.

          Philip R. St. Pierre has owned and operated Victor News Company Inc., a convenience store located in Lewiston, Maine, since 1984. Mr. St. Pierre has served as a director since 1995 and as Vice Chairperson since 2001. Age 52.

The following directors will have terms ending in 2009:

          August M. Berta retired as Chief Executive Officer of Auburn Savings Bank in 1996, after serving as Chief Executive Officer from 1981 to 1996. Mr. Berta has served as a director since 1981. Age 79.

          Peter E. Chalke is the President and Chief Executive Officer of Central Maine Medical Center and Central Maine Healthcare. Mr. Chalke has served as a director since 1998. Age 58.

          Sharon A. Millett is President of Millett Realty, Inc., a commercial and residential real estate firm, where she has worked since 1989. Ms. Millett has served as a director since 2004. Age 59.

The following directors will have terms ending in 2010:

          Bonnie G. Adams retired as a small business owner in the travel industry in 2003. Since then, she has served as Director of Major Gifts and Annual Giving for Maine Public Broadcasting from 2003 to 2004 and as a hotel manager from 2004 to 2007. Ms. Adams is currently the personal representative for a commercial real estate developer. Ms. Adams has served as a director since 1998. Age 59.

          Claire D. Thompson is a CPA and shareholder at Austin Associates, PA, where she has worked since 1982. Ms. Thompson has served as a director since 1984, and as Chairperson since 1998. Age 56.

Executive Officers

          The initial executive officers of Auburn Bancorp, Inc. will be the same as those of Auburn Savings Bank. These executive officers are elected annually by the board of directors and serve at the board’s discretion. The executive officers of Auburn Savings Bank are, and the executive officers of Auburn Bancorp, Inc. will be:

Name	Title

Allen T. Sterling	President and Chief Executive Officer
Bruce M. Ray	Senior Vice President and Senior Loan Officer
Martha L. Adams	Senior Vice President and Operations Officer
Rachel A. Haines	Senior Vice President and Treasurer
Jason M. Longley	Vice President and Commercial Loan Officer

          Below is information regarding our executive officers who will not also be directors of Auburn Bancorp, Inc. Ages presented are as of December 31, 2007.

          Bruce M. Ray has served as Senior Vice President and Senior Loan Officer since 1997. Prior to 1997, he served as Vice President and Lender at Mechanics Savings Bank from 1980 to 1996 and as Mortgage Loan Officer at Skowhegan Savings Bank from 1972 to 1980. Age 58.

          Martha L. Adams has served as Senior Vice President and Operations Officer since 2005, and has been employed at Auburn Savings Bank since December 2000. Age 44.

          Rachel A. Haines has served as Senior Vice President and Treasurer since 2005, and has been employed at Auburn Savings Bank since April, 1986. Age 41.

          Jason M. Longley has served as Commercial Loan Officer since 2005 and as Vice President since 2007, and has been employed at Auburn Savings Bank since 2005. Prior to joining Auburn Savings Bank, Mr. Longley was a Commercial Loan Analyst at Mechanic’s Savings Bank in Auburn, Maine from 2003 to 2005. Age 27.

Meetings and Committees of the Board of Directors

          We conduct business through meetings of our board of directors and its committees. During the fiscal year ended June 30, 2007, the board of directors of Auburn Savings Bank met 14 times.

          In connection with the formation of Auburn Bancorp, Inc., the board of directors will establish an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee prior to the closing of the stock offering.

          The Audit Committee will consist of Claire D. Thompson (Chairperson), Sharon A. Millett and Philip R. St. Pierre. The Audit Committee will be responsible for providing oversight relating to our financial statements and financial reporting process, systems of internal accounting and financial controls, internal audit function, annual independent audit and the compliance and ethics programs established by management and the board. Each member of the Audit Committee is independent in accordance with the listing standards of the Nasdaq Global Market. The board of directors of Auburn Bancorp, Inc. will designate Claire D. Thompson as an audit committee financial expert under the rules of the Securities and Exchange Commission. Auburn Bancorp, Inc.’s Audit Committee will operate under a written charter, which will govern its composition, responsibilities and operations.

          The Compensation Committee will consist of Peter E. Chalke (Chairperson), M. Kelly Matzen and Sharon A. Millett. The Compensation Committee will be responsible for determining the compensation of our Chief Executive Officer and our other executive officers, or for recommending the compensation of such persons to the full Board of Directors for approval. Each member of the Compensation Committee is independent in accordance with the listing standards of the Nasdaq Global Market. The Compensation Committee will operate under a written charter, which will govern its composition, responsibilities and operations.

          The Nominating and Corporate Governance Committee will consist of M. Kelly Matzen (Chairperson), Bonnie G. Adams and August M. Berta. The Nominating and Corporate Governance Committee will be responsible for selecting director nominees, or recommending the selection of director nominees to the full Board of Directors, and for developing and recommending corporate governance principles for Auburn Bancorp, Inc. as a whole. Each member of the Nominating and Corporate Governance Committee is independent in accordance with the listing standards of the Nasdaq Global Market. The Nominating and Corporate Governance Committee will operate under a written charter, which will govern its composition, responsibilities and operations.

          Initially, all of the directors of Auburn Bancorp, Inc. will also serve on the board of directors of Auburn Savings Bank. Auburn Savings Bank’s Board of Directors has established five additional committees—the Asset and Liability Committee, the Community Reinvestment Committee, the Marketing Committee, the Compliance Committee and the Loan Committee.

Corporate Governance Policies and Procedures

          In addition to establishing committees of the board of directors, Auburn Bancorp, Inc. will also adopt several policies to govern the activities of Auburn Bancorp, Inc. and cause Auburn Savings Bank to revise existing policies governing the activities of Auburn Savings Bank including a code of business conduct and ethics. The code of business conduct and ethics, which will apply to all employees and directors, will address conflicts of interest, the treatment of confidential information, general employee conduct and compliance with applicable laws, rules and regulations. In addition, the code of business conduct and ethics will be designed to deter wrongdoing and to promote honest and ethical conduct, the avoidance of conflicts of interest, full and accurate disclosure and compliance with all applicable laws, rules and regulations.

Directors’ Compensation

          Upon completion of the reorganization and stock offering, each non-employee director of Auburn Auburn Bancorp, Inc. and Auburn Savings Bank will receive $350 per meeting of the board of directors, except for the Chairperson, who will receive $450 per meeting. In addition, each member of a committee of either Auburn Bancorp, Inc. or Auburn Savings Bank will receive $175 per meeting. Directors do not receive per meeting fees for any meeting that they do not attend. In the event that the board of directors of Auburn Bancorp, Inc. meets immediately before or after an Auburn Savings Bank board meeting the directors will not receive compensation with respect to the Auburn Bancorp, Inc. meeting. Directors do not receive annual retainers for their service on the board of directors of Auburn Bancorp, Inc. or Auburn Savings Bank.

          The following table provides compensation information for each director of Auburn Savings Bank for the fiscal year ended June 30, 2007. Allen T. Sterling, who will serve as a director of Auburn Savings Bank, Auburn Bancorp, Inc. and Auburn Bancorp, MHC after the reorganization and stock offering, did not serve as a director of Auburn Savings Bank before the reorganization and stock offering.

Name	Fees Earned or Paid in Cash	All Other Compensation (1)	Total

Bonnie G. Adams	$5,425	$—	$5,425
August M. Berta	5,600	—	5,600
Peter E. Chalke	4,200	—	4,200
M. Kelly Matzen	4,200	—	4,200
Sharon A. Millett	4,550	—	4,550
Philip R. St. Pierre	6,475	—	6,475
Claire D. Thompson	7,875	—	7,875

(1)	Auburn Savings Bank makes payments for travel accident and felonious assault insurance coverage for each director, which totaled $18 in fiscal 2007.

Executive Compensation

          Summary Compensation Table. The following table sets forth for the fiscal year ended June 30, 2007 certain information as to the total remuneration paid by Auburn Savings Bank to its Chief Executive Officer, who is the only executive officer to receive annual compensation in excess of $100,000.

Name and principal position	Year	Salary	Bonus	All Other Compensation	Total

Allen T. Sterling
President & Chief Executive Officer	2007	$100,397	$1,511	$6,550 (1)	$108,458

(1)	Consists of employer matching contributions under the Auburn Savings & Loan 401(k) Plan of $525 and premiums for medical, life and disability insurance of $6,025 .

Bonus Plan

          Auburn Savings Bank maintains an incentive program to reward employees when Auburn Savings Bank meets or exceeds the performance criteria determined annually by the board of directors. All employees who have satisfactorily completed one year of employment and who were in the employ of Auburn Savings Bank as of fiscal year-end are eligible to participate in the performance bonus system. Incentive payments are paid at the discretion of the board of directors. The board of directors may, at any time, vote to suspend or amend the incentive program if they feel it is necessary for the prudent operation of Auburn Savings Bank to do so. For fiscal 2007, each employee of Auburn Savings Bank received a bonus between 0.50% and 1.5% of his or her salary, depending on his or her level of responsibility. Mr. Sterling received a bonus equal to 1.5% of his salary.

Proposed Employment Agreement

          In connection with the reorganization and stock offering, Auburn Savings Bank intends to enter into an employment agreement with Allen T. Sterling. The employment agreement will provide for a two-year initial term, subject to annual renewal by the board of directors for an additional year beyond the then-current expiration date. Mr. Sterling’s initial base salary under the employment agreement will be $103,700 per year. The agreement provides for Mr. Sterling’s participation in discretionary bonus and other incentive compensation programs sponsored or awarded from time to time to senior management employees. The agreement also provides for Mr. Sterling’s participation in employee benefit plans and programs maintained for the benefit of employees generally, including retirement and stock-based compensation plans, life insurance and medical and dental insurance plans.

          Upon termination of employment for cause, as defined in the agreement, Mr. Sterling will receive no further compensation or benefits under the agreement. If we terminate Mr. Sterling without cause, or if he resigns within 90 days after an event constituting “good reason” under the agreement, Mr. Sterling will receive a lump sum payment in an amount equal to his base salary for one year. Mr. Sterling may also continue to participate in Auburn Savings Bank ’s medical, dental and life insurance plans for the twelve (12) calendar months following such termination, subject to the terms and conditions of such plans .

           “Good reason” exists under the agreement if, without Mr. Sterling’s express written consent, any of the following occur : (i) a material reduction in Mr. Sterling’s responsibilities or authority in connection with his employment with Auburn Savings Bank; (ii) assignment to Mr. Sterling of duties of a non-executive nature or duties for which he is not reasonably equipped by his skills and experience; (iii) failure to nominate or re-nominate Mr. Sterling to the Board; (iv) a reduction in salary or benefits contrary to the terms of the agreement or, any reduction in salary or material reduction in benefits following a change in control; (v) a termination of incentive and benefit plans, programs or arrangements that materially reduce their aggregate value, or reduction of Mr. Sterling’s participation, that is not applicable to other executive officers; (vi) a requirement that Mr. Sterling relocate his principal business office or his principal place of residence outside of a thirty-five (35) mile radius from the current main office and any branch of Auburn Savings Bank, or the assignment of duties that would reasonably require such a relocation; or (vii) liquidation or dissolution of Auburn Savings Bank. A reduction or elimination of Mr. Sterling’s benefits under one or more benefit plans, programs or arrangements as part of a good faith, overall reduction or elimination of such plans or benefits, applicable to all participants in a manner that does not discriminate against Mr. Sterling, is not an event of good reason or a material breach of the agreement, if benefits of the same type are not available to other officers of Auburn Savings Bank or any affiliate under a plan or plans in or under which Mr. Sterling is not entitled to participate.

          If, within one year following a “change in control,” we terminate Mr. Sterling without cause, or if he resigns for good reason as defined above, he will receive a lump sum payment in an amount equal to two times his average taxable compensation (as reported on Form W-2) for the five preceding years. Mr. Sterling may also continue to participate in Auburn Savings Bank ’s medical, dental and life insurance plans until the earliest of Mr. Sterling’s death, employment with another employer or 24 months after his termination. If Mr. Sterling had been terminated in connection with a change of control on December 31, 2007, he would have been entitled to a severance payment of $190,685 under the terms of his proposed employment agreement.

          A “change in control” means any of the following: (i) a merger of Auburn Bancorp, Inc. into or consolidation with another entity, or the merger of another corporation into Auburn Bancorp, Inc. if Auburn Bancorp, Inc. stockholders before the merger or consolidation hold less than a majority of the combined voting power of the resulting corporation immediately after the merger; (ii) a Schedule 13D or another form or schedule discloses that the filing person or persons acting in concert (other than Auburn Bancorp, MHC) is the beneficial owner of 25% or more of a class of Auburn Bancorp, Inc.’s voting securities; (iii) during any two-year period, individuals who constitute the board of directors at the beginning of the period and any directors elected by at least 2/3 of those directors no longer constitute at least a majority of board of directors; or (iv) Auburn Bancorp, Inc. or Auburn Savings Bank sells to a third party all or substantially all of its assets. The conversion Auburn Bancorp, MHC from mutual to stock form, i.e., a “second step conversion,” is not a “change in control” for purposes of the agreement.

          The agreement will provide for the reduction of change in control payments to Mr. Sterling to the extent necessary to ensure that they will not constitute or contribute to the creation of “excess parachute payments” under Section 280G of the Internal Revenue Code, and therefore will not (i) result in a loss of our deduction for compensation expense associated with such excess parachute payments, or (ii) be subject to the 20% excise tax imposed on such payments under Section 4999 of the Internal Revenue Code.

          We will agree to pay Mr. Sterling for reasonable costs and attorneys’ fees associated with the successful legal enforcement of our obligations under the employment agreement. Upon termination of employment other than involuntary termination in connection with a change in control, Mr. Sterling will be required to adhere to one-year non-competition and non-solicitation provisions.

Benefit Plans

          401(k) Plan. Auburn Savings Bank maintains the Auburn Savings & Loan 401(k) Plan, which is a tax-qualified profit sharing plan (including a tax-exempt trust in which plan assets are held) with a salary deferral feature under Section 401(k) of the Code (the “401(k) Plan”). All employees (excluding non-resident aliens and certain union employees) who have attained age 21 and have completed three months of employment are eligible to participate. Under the 401(k) Plan, participants are permitted to make salary reduction contributions in any amount from a minimum of 2% to a maximum of 15% of covered compensation. For these purposes, “covered compensation” consists of wages reported on federal income tax form W-2, with all pre-tax contributions added, subject to the annual limits imposed under the Internal Revenue Code ($230,000 for 2008). Auburn Savings Bank may make matching contributions with respect to a plan year in an amount determined by Auburn Savings Bank in its discretion, subject to the annual limits imposed by the Internal Revenue Code. Employer matching contributions vest at a rate of 20% per year and are fully vested after five years. All employee contributions and earnings thereon are fully and immediately vested. A participant may request withdrawal of salary reduction contributions (and associated earnings) in the event the participant suffers a financial hardship. The 401(k) Plan permits loans to participants, subject to the limits and security requirements imposed by the Internal Revenue Code. The 401(k) Plan permits employees to direct the investment of their own accounts into the various investment options available under the 401(k) Plan. Participants are entitled to benefit payments upon termination of employment, including termination due to normal retirement, disability or death. Benefits will be distributed in the form of lump sum.

          Employee Stock Ownership Plan. In connection with the reorganization and stock offering, Auburn Savings Bank has authorized the adoption of an employee stock ownership plan for eligible employees of Auburn Savings Bank. Eligible employees who have attained age 21 and have been employed by us for three months at the closing date of the conversion will be eligible to participate in the plan. Thereafter, new employees of Auburn Savings Bank who have attained age 21 and completed

1,000 hours of service during a continuous 12-month period will be eligible to participate in the employee stock ownership plan as of the first entry date following completion of the plan’s eligibility requirements.

          Auburn Savings Bank’s Board of Directors will administer the employee stock ownership plan and has appointed the independent directors of Auburn Savings Bank as trustees of the employee stock ownership plan. It is anticipated that the employee stock ownership plan will purchase that number of shares equal to 3.43% of the shares of common stock sold in the stock offering (17,201, 20,237, 23,2 73 and 26,763 shares at the minimum, midpoint, maximum and 15% above the maximum of the offering range, respectively). It is anticipated that the employee stock ownership plan will fund its purchase in the stock offering from through a loan from Auburn Bancorp, Inc. The loan will equal 100% of the aggregate purchase price of the common stock. The loan to the employee stock ownership plan will be repaid principally from Auburn Savings Bank’s contributions to the employee stock ownership plan and dividends payable, if any, on common stock held by the employee stock ownership plan over the anticipated fifteen-year term of the loan. The interest rate for the employee stock ownership plan loan is expected to be the prime rate as published in The Wall Street Journal on the closing date of the stock offering. See “Pro Forma Data.”

          Shares purchased by the employee stock ownership plan with the proceeds of the employee stock ownership plan loan will be held in a suspense account and released on a pro rata basis as the loan is repaid. Shares released from the suspense account will be allocated among participants on the basis of each participant’s proportional share of compensation.

          Participants will vest in the benefits allocated under the employee stock ownership plan at a rate of 20% per year for each year of continuous service with Auburn Savings Bank over a five-year period, with credit given to participants for years of service with Auburn Savings Bank prior to the adoption of the plan. A participant will become fully vested at retirement, upon death or disability or upon termination of the employee stock ownership plan. Benefits are generally distributable upon a participant’s separation from service. Any unvested shares that are forfeited upon a participant’s termination of employment will be reallocated among the remaining plan participants.

          Plan participants will be entitled to direct the plan trustees on how to vote common stock credited to their accounts. The trustees will vote allocated shares held in the employee stock ownership plan as instructed by the plan participants and unallocated shares and allocated shares for which no instructions are received will be voted in the same ratio on any matter as those shares for which instructions are given, subject to the fiduciary responsibilities of the trustees.

          Under applicable accounting requirements, compensation expenses for a leveraged employee stock ownership plan is recorded at the fair market value of the employee stock ownership plan shares when committed to be released to participants accounts. See “Pro Forma Data.”

          The employee stock ownership plan is intended to meet the requirements of Section 401(a) of the Internal Revenue Code as an employee stock ownership plan within the meaning of Section 4975(e) and to satisfy the applicable requirements of the Employee Retirement Income Security Act of 1974, as amended. We intend to request a favorable determination letter from the Internal Revenue Service regarding the tax-qualified status of the employee stock ownership plan. We expect, but cannot guarantee, that a favorable determination letter will be received.

          Future Equity Incentive Plan. Following the stock offering, we plan to adopt an equity incentive plan that will provide for grants of stock options and restricted stock awards to our officers and directors. In accordance with applicable regulations, the number of stock options granted under the plan may not exceed 4.90% of the total shares issued in the stock offering, including shares issued to Auburn Bancorp,

MHC, and the number of shares of restricted stock awarded under the plan may not exceed 1.47% of the total shares issued in the stock offering.

          We may fund the equity incentive plan through the purchase of common stock in the open market by a trust established in connection with the plan or from authorized, but unissued, shares of Auburn Bancorp, Inc. common stock. The acquisition of additional authorized, but unissued, shares by the equity incentive plan after the stock offering would dilute the interests of existing stockholders. See “Pro Forma Data.”

          We will grant all stock options at an exercise price equal to 100% of the fair market value of the stock on the date of grant. We will grant restricted stock awards at no cost to recipients. Restricted stock awards and stock options generally will vest ratably over a five-year period (or as otherwise permitted by the Office of Thrift Supervision), but we may also make vesting contingent upon the satisfaction of performance goals established by the board of directors or the committee charged with administering the equity incentive plan. All outstanding awards will accelerate and become fully vested upon a change in control of Auburn Bancorp, Inc.

          The equity incentive plan will comply with all applicable Office of Thrift Supervision regulations. The equity incentive plan cannot be established sooner than six months after the stock offering. We will submit the equity incentive plan to stockholders for their approval, at which time we will provide stockholders with detailed information about the plan. Under current Office of Thrift Supervision regulations, the equity incentive plan must be approved by a majority of the total votes cast by our stockholders (excluding votes cast by Auburn Bancorp, MHC).

Indemnification for Directors and Officers

          Auburn Bancorp, Inc.’s bylaws provide that Auburn Bancorp, Inc. shall indemnify all officers, directors and employees of Auburn Bancorp, Inc. to the fullest extent permitted under federal law against all expenses and liabilities reasonably incurred by them in connection with or arising out of any action, suit or proceeding in which they may be involved by reason of their having been a director or officer of Auburn Bancorp, Inc. Such indemnification may include payment for expenses judgments, court costs and attorneys’ fees and the cost of reasonable settlements. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Auburn Bancorp, Inc. pursuant to its bylaws or otherwise, Auburn Bancorp, Inc. has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

RELATED PARTY TRANSACTIONS

Loans and Extensions of Credit

          The aggregate amount of loans by Auburn Savings Bank to its executive officers and directors, and members of their immediate families, was $627,000 at December 31, 2007. As of that date, these loans were performing according to their original terms. At June 30, 2007 and June 30, 2006, the aggregate amount of loans by Auburn Savings Bank to its executive officers and directors, and members of their immediate families, was $656,000 and $699,000, respectively. The outstanding loans made to our directors and executive officers, and members of their immediate families, were made in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to Auburn Savings Bank, and did not involve more than the normal risk of collectibility or present other unfavorable features. Each loan was ratified by a majority of Auburn Savings Bank’s independent directors who did not have an interest in the transactions. For information about restrictions on our ability to make loans to insiders, see “Regulation and Supervision—Regulation of Federal Savings Associations—Transactions with Related Parties” and Note 13 to the Financial Statements attached hereto.

Deposits

          Deposits from Auburn Savings Bank’s executive officers and directors, and members of their immediate families, held by the Bank at December 31, 2007, June 30, 2007 and 2006 amounted to $1.4 million, $929,000 and $2.3 million, respectively.

SUBSCRIPTIONS BY EXECUTIVE OFFICERS AND DIRECTORS

          The following table presents certain information as to the approximate purchases of common stock by our directors and executive officers, including their associates, if any, as defined by applicable regulations. No individual has entered into a binding agreement to purchase these shares and, therefore, actual purchases could be more or less than indicated. Directors and executive officers and their associates may not purchase more than 34% of the shares sold in the stock offering. Like all of our depositors, our directors and officers have subscription rights based on their deposits. For purposes of the following table, sufficient shares are assumed to be available to satisfy subscriptions in all categories. All directors and officers as a group would own 6.6% of our outstanding shares at the minimum of the offering range and 4.9% of our outstanding shares at the maximum of the offering range.

	Proposed Purchases of Stock in the Offering

Name	Number of Shares	Dollar Amount

Directors:
Bonnie G. Adams	200	$2,000
August M. Berta	1,000	10,000
Peter E. Chalke	1,000	10,000
M. Kelly Matzen	200	2,000
Sharon A. Millett	2,500	25,000
Philip R. St. Pierre	2,000	20,000
Allen T. Sterling	2,500	25,000
Claire D. Thompson (1)	1,500	15,000
Executive Officers Who Are Not Directors:
Martha L. Adams	500	5,000
Rachel A. Haines	100	1,000
Jason M. Longley	—	—
Bruce M. Ray	3,500	35,000

All directors and executive officers as a group (12 persons)	15,000	$150,000

(1) Includes 500 shares to be purchased by Ms. Thompson’s spouse.

REGULATION AND SUPERVISION

General

          Auburn Savings Bank is subject to extensive regulation, examination and supervision by the Office of Thrift Supervision, as its primary federal regulator, and the Federal Deposit Insurance Corporation, as its deposit insurer. Auburn Savings Bank is a member of the Federal Home Loan Bank System and its deposit accounts are insured up to applicable limits by the Deposit Insurance Fund managed by the Federal Deposit Insurance Corporation. Auburn Savings Bank must file reports with the Office of Thrift Supervision and the Federal Deposit Insurance Corporation concerning its activities and financial condition in addition to obtaining regulatory approvals before entering into certain transactions such as mergers with, or acquisitions of, other financial institutions. There are periodic examinations by the Office of Thrift Supervision and, under certain circumstances, the Federal Deposit Insurance Corporation to evaluate Auburn Savings Bank’s safety and soundness and compliance with various regulatory requirements. This regulatory structure is intended primarily for the protection of the insurance fund and depositors. The regulatory structure also gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of adequate loan loss reserves for regulatory purposes. Any change in such policies, whether by the Office of Thrift Supervision, the Federal Deposit Insurance Corporation or Congress, could have a material adverse impact on Auburn Bancorp, Inc., Auburn Bancorp, MHC and Auburn Savings Bank and their operations. Auburn Bancorp, Inc. and Auburn Bancorp, MHC, as savings and loan holding companies, will be required to file certain reports with, will be subject to examination by, and otherwise must comply with the rules and regulations of the Office of Thrift Supervision. Auburn Bancorp, Inc. will also be subject to the rules and regulations of the Securities and Exchange Commission under the federal securities laws.

          Certain of the regulatory requirements that are or will be applicable to Auburn Savings Bank, Auburn Bancorp, Inc. and Auburn Bancorp, MHC are described below. This description of statutes and regulations is not intended to be a complete explanation of such statutes and regulations and their effects on Auburn Savings Bank, Auburn Bancorp, Inc. and Auburn Bancorp, MHC and is qualified in its entirety by reference to the actual statutes and regulations.

Regulation of Federal Savings Associations

          Capital Requirements. The Office of Thrift Supervision’s capital regulations require federal savings institutions to meet three minimum capital standards: a 1.5% tangible capital to total assets ratio, a 4% leverage ratio (3% for institutions receiving the highest rating on the CAMELS examination rating system) and an 8% risk-based capital ratio. In addition, the prompt corrective action standards discussed below also establish, in effect, a minimum 2% tangible capital standard, a 4% leverage ratio (3% for institutions receiving the highest rating on the CAMELS system) and, together with the risk -based capital standard itself, a 4% Tier 1 risk-based capital standard. The Office of Thrift Supervision regulations also require that, in meeting the tangible, leverage and risk-based capital standards, institutions must generally deduct investments in and loans to subsidiaries engaged in activities as principal that are not permissible for a national bank.

          The risk-based capital standard requires federal savings institutions to maintain Tier 1 (core) and total capital (which is defined as core capital and supplementary capital) to risk -weighted assets of at least 4% and 8%, respectively. In determining the amount of risk-weighted assets, all assets, including certain off-balance sheet assets, recourse obligations, residual interests and direct credit substitutes, are multiplied by a risk-weight factor of 0% to 100%, assigned by the Office of Thrift Supervision capital regulation based on the risks believed inherent in the type of asset. Core (Tier 1) capital is defined as common stockholders’ equity (including retained earnings), certain noncumulative perpetual preferred stock and related surplus and minority interests in equity accounts of consolidated subsidiaries, less intangibles other than certain mortgage servicing rights and credit card relationships. The components of supplementary capital currently include cumulative preferred stock, long-term perpetual preferred stock, mandatory convertible securities, subordinated debt and intermediate preferred stock, the allowance for loan and lease losses limited to a maximum of 1.25% of risk-weighted assets and up to 45% of unrealized gains on available-for-sale equity securities with readily determinable fair market values. Overall, the amount of supplementary capital included as part of total capital cannot exceed 100% of core capital.

          The Office of Thrift Supervision also has authority to establish individual minimum capital requirements in appropriate cases upon a determination that an institution’s capital level is or may become inadequate in light of the particular circumstances. At December 31, 2007, Auburn Savings Bank met each of these capital requirements.

          Prompt Corrective Regulatory Action. The Office of Thrift Supervision is required to take certain supervisory actions against undercapitalized institutions, the severity of which depends upon the institution’s degree of undercapitalization. Generally, a savings institution that has a ratio of total capital to risk weighted assets of less than 8%, a ratio of Tier 1 (core) capital to risk-weighted assets of less than 4% or a ratio of core capital to total assets of less than 4% (3% or less for institutions with the highest examination rating) is considered to be “undercapitalized.” A savings institution that has a total risk -based capital ratio less than 6%, a Tier 1 capital ratio of less than 3% or a leverage ratio that is less than 3% is considered to be “significantly undercapitalized” and a savings institution that has a tangible capital to assets ratio equal to or less than 2% is deemed to be “critically undercapitalized.” Subject to a narrow exception, the Office of Thrift Supervision is required to appoint a receiver or conservator within specified time frames for an institution that is “critically undercapitalized.” An institution must file a capital restoration plan with the Office of Thrift Supervision within 45 days of the date it receives notice that it is “undercapitalized,” “significantly undercapitalized” or “critically undercapitalized.” Compliance with the plan must be guaranteed by any parent holding company. In addition, numerous mandatory supervisory actions become immediately applicable to an undercapitalized institution, including, but not limited to, increased monitoring by regulators and restrictions on growth, capital distributions and expansion. “Significantly undercapitalized” and “critically undercapitalized” institutions are subject to more extensive mandatory regulatory actions. The Office of Thrift Supervision could also take any one of a number of discretionary supervisory actions, including the issuance of a capital directive and the replacement of senior executive officers and directors.

          Standards for Safety and Soundness. As required by statute, the federal banking agencies have adopted Interagency Guidelines prescribing Standards for Safety and Soundness. The guidelines set forth the safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired. If the Office of Thrift Supervision determines that a savings institution fails to meet any standard prescribed by the guidelines, the Office of Thrift Supervision may require the institution to submit an acceptable plan to achieve compliance with the standard. Auburn Savings Bank has not received any notice from the Office of Thrift Supervision that it has failed to meet any standard prescribed by the guidelines.

          Limitation on Capital Distributions. Office of Thrift Supervision regulations impose limitations upon all capital distributions by a savings institution, including cash dividends, payments to repurchase its shares and payments to shareholders of another institution in a cash-out merger. Under the regulations, an application to and the prior approval of the Office of Thrift Supervision is required before any capital distribution if the institution does not meet the criteria for “expedited treatment” of applications under Office of Thrift Supervision regulations (i.e., generally, examination and Community Reinvestment Act ratings in the two top categories), the total capital distributions for the calendar year exceed net income for that year plus the amount of retained net income for the preceding two years, the institution would be undercapitalized following the distribution or the distribution would otherwise be contrary to a statute, regulation or agreement with the Office of Thrift Supervision. If an application is not required, the institution must still provide prior notice to the Office of Thrift Supervision of the capital distribution if, like Auburn Savings Bank, it is a subsidiary of a holding company. If Auburn Savings Bank’s capital were ever to fall below its regulatory requirements or the Office of Thrift Supervision notified it that it was in need of increased supervision, its ability to make capital distributions could be restricted. In addition, the Office of Thrift Supervision could prohibit a proposed capital distribution that would otherwise be permitted by the regulation, if the agency determines that such distribution would constitute an unsafe or unsound practice.

          Qualified Thrift Lender Test. Federal law requires savings institutions to meet a qualified thrift lender test. Under the test, a savings association is required to either qualify as a “domestic building and loan association” under the Internal Revenue Code or maintain at least 65% of its “portfolio assets” (total assets less: (i) specified liquid assets up to 20% of total assets; (ii) intangibles, including goodwill; and (iii) the value of property used to conduct business) in certain “qualified thrift investments” (primarily residential mortgages and related investments, including certain mortgage -backed securities) in at least 9 months out of each 12 month period. Education loans, consumer loans, credit card loans and small business loans may be considered “qualified thrift investments.” A savings institution that fails the qualified thrift lender test is subject to certain operating restrictions and may be required to convert to a bank charter. As of December 31, 2007, Auburn Savings Bank maintained 100.76% of its portfolio assets in qualified thrift investments.

          Asset Composition Limits. Some of the types of loans and other investments in which a federal savings institution, such as Auburn Savings Bank, may invest, sell or otherwise deal are limited to a percentage of the savings institution’s assets or capital under federal law. For example, the amount of commercial non-real estate loans in which Auburn Savings Bank may invest or sell is limited to up to 20% of assets, with the amount over 10% of assets limited to small business loans only, the amount of nonresidential real property loans is limited to 400% of the savings institution’s capital, unless the Office of Thrift Supervision permits them to exceed this limit, investments in tangible personal property are limited to 10% of assets and other loans for personal, family or household purposes are limited to between 30 and 35% of assets. Some other loans or investments are limited to five percent of the savings institution’s assets, including community development investments, and construction loans without security, among others, in which Auburn Savings Bank, as a federal savings institution, may invest or sell are all limited to a percentage of their assets fixed by statute.

          Grandfathering. Federal law permits a federal savings bank formerly chartered or designated as a mutual savings bank under state law, such as Auburn Savings Bank, which converted from a Maine -state savings institution to a federal savings institution in July 2006, to continue to exercise any authority it was authorized to exercise as a mutual savings bank under state law at the time of its conversion from a state mutual savings bank to a Federal charter. Unless otherwise determined by the OTS, a savings association, in the exercise of this grandfathered authority, may continue to follow applicable state laws and regulations in effect at the time of its conversion. A Federal savings association may also enjoying grandfathered rights under the Maine state law that were available only upon the occurrence of specific preconditions, such as the attainment of a particular future date or specified level of regulatory capital, which had not occurred at the time of conversion from a state mutual savings bank, provided they occur thereafter.

          Transactions with Related Parties. Federal law limits Auburn Savings Bank’s authority to lend to, and engage in certain other transactions with (collectively, “covered transactions”), “affiliates” (e.g., any company that controls or is under common control with an institution, including Auburn Bancorp, Inc., Auburn Bancorp, MHC and their non-savings institution subsidiaries). The aggregate amount of covered transactions with any individual affiliate is limited to 10% of the capital and surplus of the savings institution. The aggregate amount of covered transactions with all affiliates is limited to 20% of the savings institution’s capital and surplus. Loans and other specified transactions with affiliates are required to be secured by collateral in an amount and of a type described in federal law. The purchase of low quality assets from affiliates is generally prohibited. Transactions with affiliates must be on terms and under circumstances that are at least as favorable to the institution as those prevailing at the time for comparable transactions with non-affiliated companies. In addition, savings institutions are prohibited from lending to any affiliate that is engaged in activities that are not permissible for bank holding companies and no savings institution may purchase the securities of any affiliate other than a subsidiary.

          The Sarbanes-Oxley Act generally prohibits loans by Auburn Bancorp, Inc. to its executive officers and directors. However, the Sarbanes-Oxley Act contains a specific exemption from such prohibition for loans by Auburn Savings Bank to its executive officers and directors in compliance with federal banking regulations. Federal regulations require that all loans or extensions of credit to executive officers and directors of insured institutions must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and must not involve more than the normal risk of repayment or present other unfavorable features. Auburn Savings Bank is therefore prohibited from making any new loans or extensions of credit to executive officers and directors at different rates or terms than those offered to the general public. Notwithstanding this rule, federal regulations permit Auburn Savings Bank to make loans to executive officers and directors at reduced interest rates if the loan is made under a benefit program generally available to all other employees and does not give preference to any executive officer or director over any other employee. In addition, loans made to a director or executive officer in an amount that, when aggregated with the amount of all other loans to the person and his or her related interests, are in excess of the greater of $25,000 or 5% of Auburn Savings Bank’s capital and surplus, up to a maximum of $500,000, must be approved in advance by a majority of the disinterested members of the board of directors.

          Insurance of Deposit Accounts. Deposits of Auburn Savings Bank are insured by the Deposit Insurance Fund of the Federal Deposit Insurance Corporation. The FDIC determines insurance premiums based on a number of factors, primarily the risk of loss that insured institutions pose to the Deposit Insurance Fund. Recent legislation eliminated the minimum 1.25% reserve ratio for the insurance funds, the mandatory assessments when the ratio fall below 1.25% and the prohibition on assessing the highest quality banks when the ratio is above 1.25%. The FDIC has the ability to adjust the new insurance fund’s reserve ratio between 1.15% and 1.5%, depending on projected losses, economic changes and assessment rates at the end of a calendar year. The FDIC has adopted regulations that set assessment rates that took effect at the beginning of 2007. The new assessment rates for most banks vary between five cents and seven cents for every $100 of deposits. A change in insurance premiums could have an adverse effect on the operating expenses and results of operations of Auburn Savings Bank. Auburn Savings Bank cannot predict what insurance assessment rates will be in the future. Assessment credits have been provided to institutions that paid high premiums in the past. As a result, Auburn Savings Bank had credits that offset all of its premiums in 2007 and will have credits that offset all of its premiums in 2008.

          Insurance of deposits may be terminated by the Federal Deposit Insurance Corporation upon a finding that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the Federal Deposit Insurance Corporation or the Office of Thrift Supervision. We do not know of any practice, condition or violation that might lead to termination of deposit insurance.

          In addition to the assessment for deposit insurance, Auburn Savings Bank, as a savings institution, is required to make payments on bonds issued in the late 1980s by the Financing Corporation to recapitalize a predecessor deposit insurance fund.

          Federal Home Loan Bank System. Auburn Savings Bank is a member of the Federal Home Loan Bank System, which consists of 12 regional Federal Home Loan Banks. The Federal Home Loan Banks provide a central credit facility primarily for member institutions. Auburn Savings Bank, as a member of the Federal Home Loan Bank of Boston, is required to acquire and hold shares of capital stock in that Federal Home Loan Bank. Auburn Savings Bank was in compliance with this requirement with an investment in Federal Home Loan Bank stock at December 31, 2007 of $901,000.

          The Federal Home Loan Banks are required to provide funds for the resolution of insolvent thrifts in the late 1980s and to contribute funds for affordable housing programs. These requirements could reduce the amount of dividends that the Federal Home Loan Banks pay to their members and could also result in the Federal Home Loan Banks imposing a higher rate of interest on advances to their members. If dividends were reduced, or interest on future Federal Home Loan Bank advances increased, Auburn Savings Bank’s net interest income would likely also be reduced.

          Community Reinvestment Act. Under the Community Reinvestment Act, as implemented by Office of Thrift Supervision regulations, a savings association has a continuing and affirmative obligation consistent with its safe and sound operation to help meet the credit needs of its entire community, including low and moderate income neighborhoods. The Community Reinvestment Act does not establish specific lending requirements or programs for financial institutions nor does it limit an institution’s discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with the Community Reinvestment Act. The Community Reinvestment Act requires the Office of Thrift Supervision, in connection with its examination of a savings association, to assess the institution’s record of meeting the credit needs of its community and to take such record into account in its evaluation of certain applications by such institution.

          The Community Reinvestment Act requires public disclosure of an institution’s rating and requires the Office of Thrift Supervision to provide a written evaluation of an association’s Community Reinvestment Act performance utilizing a four-tiered descriptive rating system. Auburn Savings Bank received an “Outstanding” rating as a result of its most recent Community Reinvestment Act assessment.

Privacy

          Under the Gramm-Leach-Bliley Act of 1999 (the “GLB Act”), all financial institutions are required to establish policies and procedures to restrict the sharing of nonpublic customer data with nonaffiliated parties at the customer’s request and to protect customer data from unauthorized access. In addition, the Fair and Accurate Credit Transactions Act of 2003 (the “FACT Act”) includes many provisions concerning national credit reporting standards and permits consumers, including customers of Auburn Savings Bank, to opt out of information-sharing for marketing purposes among affiliated companies. The FACT Act also requires banks and other financial institutions to notify their customers if they report negative information about them to a credit bureau or if they are granted credit on terms less favorable than those generally available. The Federal Reserve Board and the Federal Trade Commission have extensive rulemaking authority under the FACT Act, to which Auburn Bancorp, MHC, Auburn Bancorp, Inc. and Auburn Savings Bank are subject. Auburn Savings Bank may also be subject to Maine state law restrictions on the disclosure of customer information.

Data Security

          The Office of Thrift Supervision and other federal bank regulatory agencies have adopted interagency guidelines establishing standards for safeguarding nonpublic personal information about customers that implement provisions of the GLBA (“Information Security Guidelines”). Among other things, the Information Security Guidelines require each financial institution, under the supervision and ongoing oversight of its Board of Directors or an appropriate committee thereof, to develop, implement and maintain a comprehensive written information security program designed to ensure the security and confidentiality of customer information, to protect against any anticipated threats or hazards to the security or integrity of such information; and to protect against unauthorized access to or use of such information that could result in substantial harm or inconvenience to any customer. In April 2005, the Office of Thrift Supervision and other bank regulatory agencies issued further guidance for the establishment of these information security standards, requiring financial institutions to develop and implement response programs designed to address incidents of unauthorized access to sensitive customer information maintained by the financial institution or its service provider, including customer notification procedures. Auburn Savings Bank may also be subject to Maine state law restrictions on data security.

Consumer Laws and Regulations

          In addition to the laws and regulations discussed herein, Auburn Savings Bank is also subject to certain laws and regulations designed to protect consumers in transactions with banks. While the list set forth herein is not exhaustive, these laws and regulations include the Truth in Lending Act, the Truth in Savings Act, the Electronic Funds Transfer Act and Regulation E promulgated thereunder, the Expedited Funds Availability Act, Check Clearing for the 21st Century Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Fair Credit Reporting Act, Fair Debt Collection Practices Act, Home Mortgage Disclosure Act of 1975, the Real Estate Settlement Procedures Act, Right to Financial Privacy Act and Title III of The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (referred to as the “USA PATRIOT Act”) and related regulations, among others. These laws and regulations require certain disclosures and regulate the manner in which financial institutions must deal with customers when taking deposits, making loans to or engaging in other types of transactions with such customers. Failure to comply with these laws and regulations could lead to substantial monetary damages, penalties, operating restrictions and reputational damage to the financial institution. Interest and other charges collected or contracted for by Auburn Savings Bank are subject to federal laws concerning interest rates and, as applicable, state usury laws.

Holding Company Regulation

          General. Auburn Bancorp, Inc. and Auburn Bancorp, MHC will be savings and loan holding companies within the meaning of federal law. As such, they will be registered with the Office of Thrift Supervision and will be subject to Office of Thrift Supervision regulations, examinations, supervision, reporting requirements and regulations concerning corporate governance and activities. In addition, the Office of Thrift Supervision will have enforcement authority over Auburn Bancorp, Inc. and Auburn Bancorp, MHC and their non-savings institution subsidiaries. Among other things, this authority permits the Office of Thrift Supervision to restrict or prohibit activities that are determined to be a serious risk to Auburn Savings Bank.

          Restrictions Applicable to Mutual Holding Companies. According to federal law and Office of Thrift Supervision regulations, a mutual holding company, such as Auburn Bancorp, MHC, may generally engage in the following activities: (1) investing in the stock of a savings institution; (2) acquiring a mutual association through the merger of such association into a savings institution subsidiary of such holding company or an interim savings institution subsidiary of such holding company and (3) merging with or acquiring another holding company, one of whose subsidiaries is a savings institution. In some circumstances, a savings and loan holding company, such as Auburn Bancorp, MHC, may also engage in activities approved by the Federal Reserve Board for a bank holding company under Section 4(c) of the Bank Holding Company Act (other than activities begun by an acquisition, in whole or in part, of a going concern) if previously approved by Office of Thrift Supervision or if the savings and loan holding company receives a rating of “satisfactory” or above prior to January 1, 2008, or a composite rating of “1” or “2” thereafter, in its most recent examination and is not in a troubled condition. In certain circumstances, a mutual holding company, such as Auburn Bancorp, MHC, may also engage in activities permitted for financial holding companies, including certain insurance and securities activities.

          Federal law prohibits a savings and loan holding company, including a federal mutual holding company, from directly or indirectly, or through one or more subsidiaries, acquiring more than 5% of the voting stock of another savings institution, or its holding company, without prior written approval of the Office of Thrift Supervision. Federal law also prohibits a savings and loan holding company from acquiring more than 5% of a company engaged in activities other than those authorized for savings and loan holding companies by federal law; or acquiring or retaining control of a depository institution that is not insured by the Federal Deposit Insurance Corporation. In evaluating applications by holding companies to acquire savings institutions, the Office of Thrift Supervision must consider the financial and managerial resources and future prospects of Auburn Bancorp, Inc. and institution involved, the effect of the acquisition on the risk to the insurance funds, the convenience and needs of the community and competitive factors.

          The Office of Thrift Supervision is prohibited from approving any acquisition that would result in a multiple savings and loan holding company controlling savings institutions in more than one state, except: (1) the approval of interstate supervisory acquisitions by savings and loan holding companies, and (2) the acquisition of a savings institution in another state if the laws of the state of the target savings institution specifically permit such acquisitions. The states vary in the extent to which they permit interstate savings and loan holding company acquisitions.

          If the savings institution subsidiary of a savings and loan holding company fails to meet the qualified thrift lender test, the holding company must register with the Federal Reserve Board as a bank holding company within one year of the savings institution’s failure to so qualify.

          Stock Holding Company Subsidiary Regulation. The Office of Thrift Supervision has adopted regulations governing the two-tier mutual holding company form of organization and subsidiary stock holding companies that are controlled by mutual holding companies. Auburn Savings Bank has adopted this form of organization and it will be in place after the proposed stock offering. Auburn Bancorp, Inc. will be the stock holding company subsidiary of Auburn Bancorp, MHC. Auburn Bancorp, Inc. will be permitted to engage in activities that are permitted for Auburn Bancorp, MHC subject to the same restrictions and conditions.

          Waivers of Dividends by Auburn Bancorp, MHC. Office of Thrift Supervision regulations require Auburn Bancorp, MHC to notify the Office of Thrift Supervision if it proposes to waive receipt of dividends from Auburn Bancorp, Inc. The Office of Thrift Supervision reviews dividend waiver notices on a case-by-case basis, and, in general, does not object to a waiver if: (i) the waiver would not be detrimental to the safe and sound operation of the savings association; and (ii) the mutual holding company’s board of directors determines that such waiver is consistent with such directors’ fiduciary duties to the mutual holding company’s members. The Office of Thrift Supervision has recently included a new condition in its approval of dividend waivers which requires a mutual holding company to certify that the dividends declared by its subsidiary holding company, distributed and waived by the mutual holding company for the last two calendar quarters or since the date of its minority stock issuance, whichever is later, and the current year do not exceed cumulative net income of the stock holding company subsidiary for the same period of time. We anticipate that Auburn Bancorp, MHC will waive its receipt of dividends that Auburn Bancorp, Inc. may pay, if any.

          Conversion of Auburn Bancorp, MHC to Stock Form. Office of Thrift Supervision regulations permit Auburn Bancorp, MHC to convert from the mutual form of organization to the capital stock form of organization. There can be no assurance when, if ever, a conversion transaction will occur, and the Board of Directors has no current intention or plan to undertake a conversion transaction. In a conversion transaction a new holding company would be formed as the successor to Auburn Bancorp, Inc., Auburn Bancorp, MHC’s corporate existence would end, and certain depositors of Auburn Savings Bank would receive the right to subscribe for additional shares of the new holding company. In a conversion transaction, each share of common stock held by stockholders other than Auburn Bancorp, MHC would be automatically converted into a number of shares of common stock of the new holding company based on an exchange ratio determined at the time of conversion that ensures that stockholders other than Auburn Bancorp, MHC own the same percentage of common stock in the new holding company as they owned in Auburn Bancorp, Inc. immediately before conversion. The total number of shares held by stockholders other than Auburn Bancorp, MHC after a conversion transaction would be increased by any purchases by such stockholders in the stock offering conducted as part of the conversion transaction.

          Acquisition of Control. Under the federal Change in Bank Control Act, a notice must be submitted to the Office of Thrift Supervision if any person (including a company), or group acting in concert, seeks to acquire “control” of a savings and loan holding company or savings association. An acquisition of “control” can occur upon the acquisition of 10% or more of the voting stock of a savings and loan holding company or savings institution or as otherwise defined by the Office of Thrift Supervision. Under the Change in Bank Control Act, the Office of Thrift Supervision has 60 days from the filing of a complete notice to act, taking into consideration certain factors, including the financial and managerial resources of the acquirer and the anti-trust effects of the acquisition. Any company that so acquires control would then be subject to regulation as a savings and loan holding company.

Future Legislation

          Various legislation is from time to time introduced in Congress, and state legislatures with respect to the regulation of financial institutions. Such legislation may change Auburn Savings Banking statutes and the operating environment of Auburn Bancorp, MHC, Auburn Bancorp, Inc., Auburn Savings Bank and any future subsidiaries in substantial and unpredictable ways. Auburn Bancorp, Inc. cannot determine the ultimate effect that potential legislation, or implementing regulations, if enacted, would have upon the financial condition or results of operations of Auburn Bancorp, MHC, Auburn Bancorp, Inc., Auburn Savings Bank or any future subsidiaries.

FEDERAL AND STATE TAXATION

          General. We report our income on a fiscal year basis using the accrual method of accounting. The federal income tax laws apply to us in the same manner as to other corporations with some exceptions, including particularly our reserve for bad debts discussed below. The following discussion of tax matters is intended only as a summary and does not purport to be a comprehensive description of the tax rules applicable to us. Our federal income tax returns have been either audited or closed under the statute of limitations through tax year 2004. For its 2007 fiscal year, Auburn Savings Bank’s maximum federal income tax rate was 35%.

          Auburn Bancorp, Inc. and Auburn Savings Bank will enter into a tax allocation agreement. Because Auburn Bancorp, Inc. will own 100% of the issued and outstanding capital stock of Auburn Savings Bank, Auburn Bancorp, Inc. and Auburn Savings Bank will be members of an affiliated group within the meaning of Section 1504(a) of the Internal Revenue Code, of which group Auburn Bancorp, Inc. will be the common parent corporation. As a result of this affiliation, Auburn Savings Bank may be included in the filing of a consolidated federal income tax return with Auburn Bancorp, Inc. and, if a decision to file a consolidated tax return is made, the parties agree to compensate each other for their individual share of the consolidated tax liability and/or any tax benefits provided by them in the filing of the consolidated federal income tax return.

          Bad Debt Reserves. Prior to 1996, thrift institutions that qualified under certain definitional tests and other conditions of the Internal Revenue Code were permitted to use certain favorable provisions to calculate their deductions from taxable income for annual additions to their bad debt reserve. A reserve could be established for bad debts on qualifying real property loans, generally secured by interests in real property improved or to be improved, under the percentage of taxable income method or the experience method. The reserve for nonqualifying loans was computed using the experience method. Federal legislation enacted in 1996 repealed the reserve method of accounting for bad debts and the percentage of taxable income method for tax years beginning after 1995 and require savings institutions to recapture or take into income certain portions of their accumulated bad debt reserves. Auburn Savings Bank has approximately $421,000 of accumulated bad debt reserves which would be recaptured into taxable income only if Auburn Savings Bank makes “non-dividend distributions” to Auburn Bancorp, Inc. as described below.

          Distributions. If Auburn Savings Bank makes “non-dividend distributions” to Auburn Bancorp, Inc., the distributions will be considered, for tax purposes, to have been made from Auburn Savings Bank’s unrecaptured bad debt reserves, including the balance of its reserves as of December 31, 2007, to the extent of the unrecaptured bad debt reserves and then from Auburn Savings Bank’s supplemental reserve for losses on loans, to the extent of those reserves, and an amount based on the amount distributed, but not more than the amount of those reserves, will be included in Auburn Savings Bank’s taxable income. Non-dividend distributions include distributions in excess of Auburn Savings Bank’s current and accumulated earnings and profits, as calculated for federal income tax purposes, distributions in redemption of stock, and distributions in partial or complete liquidation. Dividends paid out of Auburn Savings Bank’s current or accumulated earnings and profits will not be so included in Auburn Savings Bank’s taxable income.

          The amount of additional taxable income triggered by a non-dividend is an amount that, when reduced by the tax attributable to the income, is equal to the amount of the distribution. Therefore, if Auburn Savings Bank makes a non-dividend distribution to Auburn Bancorp, Inc., approximately one and one-half times the amount of the distribution not in excess of the amount of the reserves would be includable in income for federal income tax purposes, assuming a 25% federal corporate income tax rate. Auburn Savings Bank does not intend to make distributions that would result in a recapture of any portion of its bad debt reserves.

State Taxation

          Maine Taxation. Financial Institutions in Maine are subject to the Financial Institutions Franchise Tax under Maine Rev. Stat. Ann. tit. 36 § 5206 rather than the general corporate income tax. The Maine Financial Institutions Franchise Tax provides for two alternative methods of computing the tax due: (1) the tax equals the sum of 1.0% of the institution’s Maine income plus 0.008% of the value of its Maine assets; or (2) a tax on assets only equal to 0.039% of the value of the Institutions Maine assets. In the event that option (1) is used, Maine income is the institution’s net income or loss on its books. Financial institutions in Maine that are part of an affiliated group that operates in a unitary fashion must report their Maine income on a combined basis. Under Maine law, an affiliated group means any group of two or more financial institutions in which more than 50% of the combined voting power of each institution is directly or indirectly owned by a common parent. Auburn Savings Bank’s state tax returns are not currently under audit.

THE REORGANIZATION AND STOCK OFFERING

          This stock offering is being conducted pursuant to a plan of reorganization and stock issuance plan approved by the board of directors of Auburn Savings Bank. The plan of reorganization and stock issuance plan must be approved by members of Auburn Savings Bank. A special meeting of members has been called for this purpose. The Office of Thrift Supervision also conditionally approved the plan of reorganization and stock issuance plan; however, such approval does not constitute a recommendation or endorsement of the plan of reorganization and stock issuance plan by such agency.

General

          On January 11, 2008, the board of directors of Auburn Savings Bank unanimously adopted the plan of reorganization and stock issuance plan by which Auburn Savings Bank will reorganize into a two-tiered mutual holding company. This structure is called a two-tier structure because it will have two levels of holding companies. After the reorganization, Auburn Bancorp, Inc. will be the mid-tier stock holding company and Auburn Bancorp, MHC will be the top-tier mutual holding company. After the stock offering, purchasers in the stock offering will own 45% of Auburn Bancorp, Inc.’s outstanding shares of common stock, and Auburn Bancorp, MHC will own 55% of Auburn Bancorp, Inc.’s outstanding shares of common stock.

          The amount of capital being raised in the stock offering is based on an appraisal of our estimated pro forma market value. The appraisal was prepared by Keller & Company, a consulting firm experienced in valuation and appraisal of savings institutions. Most of the terms of this stock offering are required by the regulations of the Office of Thrift Supervision. The Office of Thrift Supervision approved our plan of reorganization and stock issuance plan, subject to the fulfillment of certain conditions, including, approval of the plan of reorganization and stock issuance plan by Auburn Savings Bank’s members. The special meeting of Auburn Savings Bank’s members has been called for this purpose on June 26, 2008.

          The following is a brief summary of the pertinent aspects of the reorganization and stock offering. A copy of the plan of reorganization and stock issuance plan is available from Auburn Savings Bank upon request and is available for inspection at the offices of Auburn Savings Bank and at the Office of Thrift Supervision. The plan of reorganization and stock issuance plan is also filed as an exhibit to the registration statement, of which this prospectus forms a part, that we have filed with the Securities and Exchange Commission. See “Where You Can Find More Information.”

Reasons for the Reorganization and Offering

          As part of our business planning process, our board of directors concluded that Auburn Savings Bank needed additional capital in order to increase profitability and support asset growth. The proceeds from the sale of our common stock in the stock offering will provide Auburn Savings Bank with additional capital. The reorganization and stock offering will also enable Auburn Bancorp, Inc. and Auburn Savings Bank to increase their capital in response to any future regulatory capital requirements. Although Auburn Savings Bank currently exceeds all regulatory capital requirements, the sale of common stock will assist Auburn Savings Bank with the orderly preservation and expansion of its capital base and will provide flexibility to respond to sudden and unanticipated capital needs.

          The stock offering will increase capital at Auburn Savings Bank and, as a result, increase the maximum amount that we may lend to one borrower. Although we intend to continue to use conservative underwriting practices to maintain the high quality of our loan portfolios, increased lending limits would provide Auburn Savings Bank with flexibility to make larger loans and to grow our loan portfolios in situations where we are comfortable with the quality of the loans.

          The stock offering will afford our directors, officers and employees the opportunity to become stockholders through various stock benefit plans, which we believe to be an effective performance incentive and an effective means of attracting and retaining qualified personnel. The stock offering also will provide our customers and local community members with an opportunity to acquire our stock.

          The board of directors determined that a minority stock issuance was preferable to a full stock conversion because it permits us to control the amount of capital being raised by selecting the percentage of shares to be sold in the stock offering. The board of directors also preferred the mutual holding company structure because it provides for the continued control of Auburn Bancorp, Inc. by Auburn Bancorp, MHC through its majority ownership position We chose not to sell more than 45% of our shares of common stock to the public so that we would have the flexibility to issue authorized but unissued shares to fund future stock benefit plans without exceeding the regulatory limit on the percentage of shares that can be owned by persons other than Auburn Bancorp, MHC.

          Finally, as a subsidiary of a mutual holding company with a mid-tier stock holding company, Auburn Savings Bank will have greater flexibility in structuring mergers and acquisitions, including the form of consideration paid in a transaction. The current mutual structure, by its nature, limits any ability to offer any common stock as consideration in a merger or acquisition. The new mutual holding company structure will enhance Auburn Savings Bank’s ability to compete with other bidders when acquisition opportunities arise by better enabling it to offer stock or cash consideration, or a combination of the two. Although there are no current plans, arrangements, understandings or agreements regarding any such opportunities, Auburn Bancorp, Inc. will be in a position after the stock offering to take advantage of any such favorable opportunities that may arise. See “Use of Proceeds.”

          The disadvantages of the stock offering considered by the board of directors are the additional expense and effort of operating as a public company, the inability of stockholders other than Auburn Bancorp, MHC to obtain majority ownership of Auburn Bancorp, Inc. and Auburn Savings Bank, which may result in the perpetuation of our management and board of directors, and that new forms of corporate ownership and regulatory policies relating to the mutual holding company structure may be adopted from time to time which may have an adverse impact on stockholders other than Auburn Bancorp, MHC.

          Following the reorganization and stock offering, a majority of our voting stock will still be owned by Auburn Bancorp, MHC, which will be controlled by its board of directors. While this structure will permit management to focus on our long-term business strategy for growth and capital redeployment without undue pressure from stockholders, it will also serve to perpetuate our existing management and directors. Auburn Bancorp, MHC will be able to elect all of the members of Auburn Bancorp, Inc.’s board of directors, and will be able to control the outcome of most matters presented to our stockholders for resolution by vote. The matters as to which stockholders other than Auburn Bancorp, MHC will be able to exercise voting control are limited and include any proposal to implement a stock-based incentive plan. No assurance can be given that Auburn Bancorp, MHC will not take action adverse to the interests of other stockholders. For example, Auburn Bancorp, MHC could prevent the sale of control of Auburn Bancorp, Inc. or defeat a candidate for the board of directors of Auburn Bancorp, Inc. or other proposals put forth by stockholders.

          This stock offering does not preclude the conversion of Auburn Bancorp, MHC from the mutual to stock form of organization in the future. No assurance can be given when, if ever, Auburn Bancorp, MHC will convert to stock form or what conditions the Office of Thrift Supervision or other regulatory agencies may impose on such a transaction. See “Risk Factors – Risks Related to this Offering.”

          After considering the advantages and disadvantages of the stock offering, as well as applicable fiduciary duties, the board of directors of Auburn Savings Bank unanimously approved the stock offering as being in the best interests of Auburn Savings Bank’s depositors and the communities we serve.

Description of the Plan of Reorganization and Stock Issuance Plan

          Following receipt of all required regulatory approvals and approval of the plan of reorganization and stock issuance plan by Auburn Savings Bank’s members, the reorganization will be effected as follows or in any other manner approved by the Office of Thrift Supervision that is consistent with the purposes of the plan of reorganization and stock issuance plan and applicable laws and regulations:

(i)	Auburn Savings Bank will organize an interim stock savings bank as a wholly-owned subsidiary (“Interim One”);

(ii)	Interim One will organize an interim stock savings bank as a wholly-owned subsidiary (“Interim Two”);

(iii)	Interim One will organize Auburn Bancorp, Inc. as a wholly-owned subsidiary;

(iv)

Auburn Savings Bank will exchange its charter for a federal stock savings bank charter and Interim One will exchange its charter for a federal mutual holding company charter to become Auburn Bancorp, MHC;

(v)	simultaneously with step (iv), Interim Two will merge with and into Auburn Savings Bank with Auburn Savings Bank as the resulting institution;

(vi)	all of the initially issued stock of Auburn Savings Bank will be transferred to Auburn Bancorp, MHC in exchange for membership interests in Auburn Bancorp, MHC; and

(vii)	Auburn Bancorp, MHC will contribute the capital stock of Auburn Savings Bank to Auburn Bancorp, Inc. in, and Auburn Savings Bank will become a wholly-owned subsidiary of Auburn Bancorp, Inc.

          Concurrently with the reorganization, Auburn Bancorp, Inc. will sell up to 45% of its common stock representing up to 45 % of the pro forma market value of Auburn Savings Bank on a fully converted basis. Auburn Savings Bank intends to capitalize Auburn Bancorp, MHC with $25,000 in cash.

          As a result of the reorganization, Auburn Savings Bank will be organized in stock form and will be wholly owned by Auburn Bancorp, Inc. The legal existence of Auburn Savings Bank will not terminate as a result of the reorganization. Instead, Auburn Savings Bank in stock form will be a continuation of Auburn Savings Bank in mutual form. All property of Auburn Savings Bank, including its right, title and interest in all property of any kind and nature, interest and asset of every conceivable value or benefit then existing or pertaining to Auburn Savings Bank, or which would inure to Auburn Savings Bank immediately by operation of law and without the necessity of any conveyance or transfer and without any further act or deed, will vest in Auburn Savings Bank in stock form. Auburn Savings Bank in stock form will continue to have, succeed to and be responsible for all the rights, liabilities and obligations of Auburn Savings Bank in the mutual form and will maintain its headquarters and operations at Auburn Savings Bank’s present locations.

Effects of Reorganization on Deposits, Borrowers and Members

          Continuity. During the reorganization process, the normal business of Auburn Savings Bank will continue without interruption, including continued regulation by the Office of Thrift Supervision and the Federal Deposit Insurance Corporation. After reorganization, Auburn Savings Bank will continue to provide services for depositors and borrowers under current policies by its present management and staff.

          The current directors of Auburn Savings Bank plus Allen T. Sterling, the President and Chief Executive Officer of Auburn Savings Bank will serve as directors of Auburn Savings Bank after the reorganization. The board of directors of Auburn Bancorp, Inc. and Auburn Bancorp, MHC will be composed of current directors of Auburn Savings Bank plus Allen T. Sterling. All officers of Auburn Savings Bank at the time of reorganization will retain their positions after the reorganization.

          Deposit Accounts and Loans. The reorganization will not affect any deposit accounts or borrower relationships with Auburn Savings Bank. All deposit accounts in Auburn Savings Bank after the reorganization will continue to be insured up to the legal maximum by the Federal Deposit Insurance Corporation in the same manner as such deposit accounts were insured immediately before the reorganization. The reorganization will not change the interest rate or the maturity of deposits at Auburn Savings Bank.

          After the reorganization, each depositor of Auburn Savings Bank will have both a deposit account in Auburn Savings Bank and a pro rata ownership interest in the equity of Auburn Bancorp, MHC based upon the balance in the depositor’s account. This ownership interest is tied to the depositor’s account, has no tangible market value separate from the deposit account and may only be realized in the event of a liquidation of Auburn Bancorp, MHC. Any depositor who opens a deposit account obtains a pro rata ownership interest in the equity of Auburn Bancorp, MHC without any additional payment beyond the amount of the deposit. A depositor who reduces or closes his or her account receives the balance in the account but receives nothing for his or her ownership interest in the equity of Auburn Bancorp, MHC, which is lost to the extent that the balance in the account is reduced. Consequently, depositors of Auburn Bancorp, MHC have no way to realize the value of their ownership interest in Auburn Bancorp, MHC, except in the unlikely event that Auburn Bancorp, MHC is liquidated.

          After the reorganization, all loans of Auburn Savings Bank will retain the same status that they had before the reorganization. The amount, interest rate, maturity and security for each loan will remain as they were contractually fixed prior to the reorganization.

          Effect on Voting Rights of Members. After the reorganization, Auburn Savings Bank will continue to be supervised by its board of directors. Auburn Bancorp, Inc., as the holder of all of the outstanding common stock of Auburn Savings Bank, will have exclusive voting rights with respect to any matters concerning Auburn Savings Bank requiring stockholder approval, including the election of directors.

          After the reorganization, stockholders of Auburn Bancorp, Inc. will have exclusive voting rights with respect to any matters concerning Auburn Bancorp, Inc. requiring stockholder approval. By virtue of its ownership of a majority of the outstanding shares of common stock of Auburn Bancorp, Inc., Auburn Bancorp, MHC will be able to control the outcome of most matters presented to the stockholders for resolution by vote. However, Auburn Bancorp, MHC will not be able to control the vote for second-step transactions and implementation of equity incentive plans, each of which require, under current Office of Thrift Supervision regulations and policies, approval by the stockholders other than Auburn Bancorp, MHC.

          As a federally chartered mutual holding company, Auburn Bancorp, MHC will have no authorized capital stock and, thus, no stockholders. Holders of deposit accounts of Auburn Savings Bank will become members of Auburn Bancorp, MHC. Such persons will be entitled to vote on all questions requiring action by the members of Auburn Bancorp, MHC, including the election of directors of Auburn Bancorp, MHC. In addition, all persons who become depositors of Auburn Savings Bank following the reorganization will have membership rights with respect to Auburn Bancorp, MHC. Borrowers of Auburn Savings Bank who were borrowers members of Auburn Savings and Loan Association on July 1, 2006 at the time the bank converted from a state-chartered savings and loan association to a federal mutual savings bank will have membership rights in Auburn Bancorp, MHC. Borrowers will not receive membership rights in connection with any borrowings made after July 1, 2006.

          Effect on Liquidation Rights. In the unlikely event of a complete liquidation of Auburn Savings Bank before the completion of the reorganization, each depositor would receive a pro rata share of any assets of Auburn Savings Bank remaining after payment of expenses and satisfaction of claims of all creditors. Each depositor’s pro rata share of such liquidating distribution would be in the same proportion as the value of such depositor’s deposit account was to the total value of all deposit accounts in Auburn Savings Bank at the time of liquidation.

          In the unlikely event of a complete liquidation of Auburn Savings Bank after the reorganization, each depositor would have a claim as a creditor of the same general priority as the claims of all other general creditors of Auburn Savings Bank. Except as described below, a depositor’s claim would be solely for the amount of the balance in such depositor’s deposit account plus accrued interest. Such depositor would not have an interest in the value or assets of Auburn Savings Bank above that amount. Instead, the holder of Auburn Savings Bank’s common stock (i.e., Auburn Bancorp, Inc.) would be entitled to any assets remaining upon a liquidation of Auburn Savings Bank.

          In the unlikely event of a complete liquidation of Auburn Bancorp, Inc. after the reorganization, the stockholders of Auburn Bancorp, Inc., including Auburn Bancorp, MHC, would be entitled to receive the remaining assets of Auburn Bancorp, Inc., following payment of all debts, liabilities and claims of greater priority of or against Auburn Bancorp, Inc.

          In the unlikely event of a complete liquidation of Auburn Bancorp, MHC after the reorganization, all depositors of Auburn Savings Bank at that time will be entitled, pro rata to the value of their deposit accounts, to a distribution of any assets of Auburn Bancorp, MHC remaining after payment of all debts and claims of creditors. Any “second step” conversion of Auburn Bancorp, MHC to stock form would not be considered a liquidation.

          There are no plans to liquidate Auburn Savings Bank, Auburn Bancorp, Inc. or Auburn Bancorp, MHC in the future.

Material Income Tax Consequences

           The Bank has obtained an opinion of Nutter, McClennen & Fish, LLP with respect to material federal tax considerations related to the Reorganization and an opinion of Berry, Dunn, McNeil & Parker with respect to tax consideration under the laws of the State of Maine.

           The opinion of Nutter, McClennen & Fish, LLP is summarized as follows:

           (i) The conversion (the “Conversion”) of Auburn Savings Bank from a federally chartered mutual savings bank (the “Bank”) to a stock bank (the “Stock Bank”) will constitute or be part of a reorganization within the meaning of Section 368(a)(1)(F) of the Code and will not result in the recognition of gain or loss as a result of the Reorganization;

           (ii) The Stock Bank’s basis in each of the assets that it receives from the Bank as a result of the Conversion will be the same as the Bank’s basis in each such asset immediately prior to the Conversion;

           (iii) The Stock Bank’s holding period with respect to each of the assets that it receives from the Bank as a result of the Conversion will be the same as the Bank’s basis in each such asset immediately prior to the Conversion;

           (iv) For purposes of Code Section 381(b), the taxable year of the Stock Bank will include the partial year of the Bank and the tax year of the Bank will not be deemed to have ended as a result of the Conversion, accordingly, and subject to the provisions of Code Sections 381, 382 and 384, the tax attributes of the Bank, including the Bank’s bad debt reserves and earnings and profits, will be taken into account by the Stock Bank as if the Conversion had not occurred;

           (v) The members of the Bank will not recognize gain or loss upon their constructive receipt of shares in the Stock Bank pursuant to the Conversion, solely in exchange for their mutual ownership interests in the Bank;

           (vi) The members of the Bank will not recognize gain or loss upon the issuance to them of deposits in the Stock Bank on the same terms and dollar amounts as their deposits in the Bank prior to the Conversion;

           (vii) The members of the Bank (the initial stockholders of the Stock Bank) will not recognize gain or loss upon the constructive transfer to Auburn Bancorp MHC of the shares of the Stock Bank they constructively received in the Conversion;

           (viii) The transfer of all of the shares of the Stock Bank to Auburn Bancorp MHC in exchange for membership interests in Auburn Bancorp MHC will qualify as an exchange of property for stock under Section 351 of the Code and neither the Stock Bank nor the Auburn Bancorp MHC will recognize gain or loss as a result of the transfer;

           (ix) The contribution by Auburn Bancorp MHC of the stock of the Stock Bank to Auburn Bancorp Inc. will qualify as an exchange of property for stock under Section 351 of the Code and neither Auburn Bancorp MHC nor Auburn Bancorp Inc. will recognize gain or loss as a result of the contribution;

           (x) No income or loss will be realized upon the receipt of the non-transferable subscription rights to purchase shares of Auburn Bancorp Inc. at fair market value (the “Subscription Rights”); and

           (xi) The tax basis of shares in Auburn Bancorp, Inc., acquired through the exercise of Subscription Rights shall be equal to the amount paid to exercise such subscription rights and the holding period for such shares shall begin on the date of the completion of the offering.

           The opinion of Nutter, McClennen & Fish, LLP summarized above is based on relevant provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations thereunder (including proposed and temporary Treasury Regulations) and interpretations of the foregoing as expressed in court decisions, administrative determinations (including established ruling positions of the Internal Revenue Service), and the legislative history as of the date hereof. There can be no assurance that these authorities will not be subject to future legislative, judicial or administrative changes that could affect the accuracy of the conclusions stated herein. These changes in applicable law could be retroactive in effect. Nutter, McClennen & Fish, LLP has no responsibility to advise the Bank of any future change or to update the conclusions contained in this opinion.

           The opinions set forth as (x) and (xi) are based on the position that the Subscription Rights have no fair market value. Whether the Subscription Rights have a fair market value is a question of fact determined based upon the applicable facts and circumstances. We are unaware of any ruling by the Internal Revenue Service where the Internal Revenue Service has taken the position that non-transferable rights to acquire shares in a financial institution at fair market value have an inherent fair market value. Additionally, the Bank has received an independent valuation report stating that the Subscription Rights have no ascertainable fair market value. While it is possible that the Internal Revenue Service could disagree with this determination we believe that it is more likely than not that the Subscription Rights have no value for Federal income tax purposes.

           The full opinion of Nutter, McClennen & Fish, LLP has been filed as an exhibit to the Registration Statement on Form S-1.

Subscription Offering and Subscription Rights

          Under the plan of reorganization and stock issuance plan, we have granted rights to subscribe for our common stock to the following persons in the following order of priority:

1.

Persons with deposits in Auburn Savings Bank with balances aggregating $50 or more (“qualifying deposits”) as of September 30, 2006 (“eligible account holders”). For this purpose, deposit accounts include all savings, time and demand accounts.

2.	Our employee stock ownership plan.

3.	Persons with qualifying deposits in Auburn Savings Bank as of March 31, 2008 (“supplemental eligible account holders”), other than our officers, directors and their associates.

4.

Depositors of Auburn Savings Bank as of May 1, 2008, who are not eligible or supplemental eligible account holders, and borrowers with loans outstanding as of July 1, 2006 that continue to be outstanding at May 1, 2008 (“other members”).

          The amount of common stock that any person may purchase will depend on the availability of the common stock after satisfaction of all subscriptions having prior rights in the subscription offering and to the maximum and minimum purchase limitations set forth in the plan of reorganization and stock issuance plan. See “—Limitations on Purchases of Shares.” All persons on a joint account will be counted as a single depositor for purposes of determining the maximum amount that may be subscribed for by owners of a joint account.

          We will strive to identify your ownership in all accounts, but cannot guarantee we will identify all accounts in which you have an ownership interest.

          Priority 1: Eligible Account Holders. Subject to the purchase limitations as described below under “—Limitations on Purchases of Shares,” each eligible account holder has the right to subscribe for up to the greater of:

•	$100,000 of common stock (which equals 10,000 shares);

•	one-tenth of one percent (0.1%) of the total stock offering of common stock to persons other than Auburn Bancorp, MHC; or

•

15 times the product, rounded down to the next whole number, obtained by multiplying the total number of shares of common stock to be sold by a fraction of which the numerator is the amount of qualifying deposits of the eligible account holder and the denominator is the total amount of qualifying deposits of all eligible account holders. The balance of qualifying deposits of all eligible account holders was $44.6 million.

          If there are insufficient shares to satisfy all subscriptions by eligible account holders, shares first will be allocated so as to permit each subscribing eligible account holder, if possible, to purchase a number of shares sufficient to make the person’s total allocation equal to the lesser of 100 shares or the number of shares actually subscribed for. After that, unallocated shares will be allocated among the remaining subscribing eligible account holders whose subscriptions remain unfilled in the proportion that the amounts of their respective qualifying deposits bear to the total qualifying deposits of all remaining eligible account holders whose subscriptions remain unfilled. Subscription rights of eligible account holders who are also executive officers or directors of Auburn Bancorp, Inc. or Auburn Savings Bank or their associates will be subordinated to the subscription rights of other eligible account holders to the extent attributable to increased deposits in Auburn Savings Bank in the one year period preceding September 30, 2006.

          To ensure a proper allocation of stock, each eligible account holder must list on his or her stock order form all deposit accounts in which such eligible account holder had an ownership interest at September 30, 2006. Failure to list an account, or providing incorrect information, could result in the loss of all or part of a subscriber’s stock allocation.

          Priority 2: Tax-Qualified Employee Benefit Plans. Subject to the purchase limitations as described below under “—Limitations on Purchases of Shares,” our tax-qualified employee benefit plans have the right to purchase up to 10% of the shares of common stock issued in the stock offering, other than shares issued to Auburn Bancorp, MHC. As a tax-qualified employee benefit plan, our employee stock ownership plan intends to purchase 3.43% (17,201 shares at the minimum of the offering range) of the shares issued in the stock offering, including shares issued to Auburn Bancorp, MHC. Subscriptions by the employee stock ownership plan will not be aggregated with shares of common stock purchased by any other participants in the stock offering, including subscriptions by our officers and directors, for the purpose of applying the purchase limitations in the plan of reorganization and stock issuance plan. If eligible account holders subscribe for all of the shares being sold, no shares will be available for our tax-qualified employee benefit plans. However, if we increase the number of shares offered above the maximum of the offering range, the employee stock ownership plan will have a first priority right to purchase any shares exceeding that amount up to the amount of its subscription. If the plan’s subscription is not filled in its entirety, the employee stock ownership plan may purchase shares in the open market or may purchase shares directly from us with the approval of the Office of Thrift Supervision.

          Priority 3: Supplemental Eligible Account Holders. Subject to the purchase limitations as described below under “—Limitations on Purchases of Shares,” each supplemental eligible account holder has the right to subscribe for up to the greater of:

•	$100,000 of common stock (which equals 10,000 shares);

•	one-tenth of one percent (0.1%) of the total stock offering of common stock to persons other than Auburn Bancorp, MHC; or

•

15 times the product, rounded down to the next whole number, obtained by multiplying the total number of shares of common stock to be sold by a fraction of which the numerator is the amount of qualifying deposits of the eligible account holder and the denominator is the total amount of qualifying deposits of all eligible account holders. The balance of qualifying deposits of all supplemental eligible account holders was $ 45.1 million.

          If eligible account holders and the employee stock ownership plan subscribe for all of the shares being sold, no shares will be available for supplemental eligible account holders. If shares are available for supplemental eligible account holders but there are insufficient shares to satisfy all subscriptions by supplemental eligible account holders, shares first will be allocated so as to permit each subscribing supplemental eligible account holder, if possible, to purchase a number of shares sufficient to make the person’s total allocation equal to the lesser of 100 shares or the number of shares actually subscribed for. After that, unallocated shares will be allocated among the remaining subscribing supplemental eligible account holders whose subscriptions remain unfilled in the proportion that the amounts of their respective qualifying deposits bear to the total qualifying deposits of all remaining supplemental eligible account holders whose subscriptions remain unfilled.

          To ensure a proper allocation of stock, each supplemental eligible account holder must list on his or her stock order form all deposit accounts in which such supplemental eligible account holder had an ownership interest at March 31, 2008. Failure to list an account, or providing incorrect information, could result in the loss of all or part of a subscriber’s stock allocation.

          Priority 4: Other Members. Subject to the purchase limitations as described below under “—Limitations on Purchases of Shares,” each other member has the right to purchase up to the greater of $100,000 of common stock (which equals 10,000 shares); provided that Auburn Savings Bank may increase such maximum purchase limitation to 5% of the maximum number of shares offered to persons other than Auburn Bancorp, MHC, or decrease such maximum purchase limitation to 0.1% of the maximum number of shares total stock offering of common stock to persons other than Auburn Bancorp, MHC. If shares are available for other members but there are insufficient shares to satisfy all subscriptions by other members, shares first will be allocated among subscribing other members on a pro rata basis based on the size of such other members’ orders.

          To ensure a proper allocation of stock, each other member must list on his or her stock order form all deposit accounts in which such other member had an ownership interest at May 1, 2008 or each loan from Auburn Savings Bank that was outstanding on July 1, 2006 that continues to be outstanding on May 1, 2008. Failure to list an account or providing incorrect information could result in the loss of all or part of a subscriber’s stock allocation.

          Expiration Date for the Subscription Offering. The subscription offering, and all subscription rights under the plan of reorganization and stock issuance plan, will terminate at 12:00 Noon, Eastern time, on June 20, 2008. We will not accept orders for common stock in the subscription offering received after that time. We will make reasonable attempts to provide a prospectus and related stock offering materials to holders of subscription rights; however, all subscription rights will expire on the expiration date whether or not we have been able to locate each person entitled to subscription rights.

          Office of Thrift Supervision regulations require that we complete the sale of common stock within 45 days after the close of the subscription offering. If the sale of the common stock is not completed within that period, all funds received will be returned promptly with interest at our passbook savings rate and without deduction of any fees and all withdrawal authorizations will be canceled unless we receive approval of the Office of Thrift Supervision to extend the time for completing the stock offering. If regulatory approval of an extension of the time period has been granted, we will notify all subscribers of the extension and of the duration of any extension that has been granted, and subscribers will have the right to modify or rescind their purchase orders. If we do not receive an affirmative response from a subscriber to any resolicitation, the subscriber’s order will be rescinded and all funds received will be returned promptly with interest, or withdrawal authorizations will be canceled. No single extension can exceed 90 days.

          Persons in Non-Qualified States. We will make reasonable efforts to comply with the securities laws of all states in the United States in which persons entitled to subscribe for stock under the plan of reorganization and stock issuance plan reside. However, we are not required to offer stock in the subscription offering to any person who resides in a foreign country or who resides in a state of the United States in which (1) only a small number of persons otherwise eligible to subscribe for shares of common stock reside; (2) the granting of subscription rights or the offer or sale of shares to such person would require that we or our officers or directors register as a broker, dealer, salesman or selling agent under the securities laws of the state, or register or otherwise qualify the subscription rights or common stock for sale or qualify as a foreign corporation or file a consent to service of process; or (3) we determine that compliance with that state’s securities laws would be impracticable or unduly burdensome for reasons of cost or otherwise.

          Restrictions on Transfer of Subscription Rights and Shares. Subscription rights are nontransferable. You may not transfer, or enter into any agreement or understanding to transfer, the legal or beneficial ownership of your subscription rights issued under the plan of reorganization and stock issuance plan or the shares of common stock to be issued upon exercise of your subscription rights. Your subscription rights may be exercised only by you and only for your own account. When registering your stock purchase on the order form, you should not add the name(s) of persons who have no subscription rights or who qualify in a lower purchase priority than you do. Doing so may jeopardize your subscription rights. If you exercise your subscription rights, you will be required to certify that you are purchasing shares solely for your own account and that you have no agreement or understanding regarding the sale or transfer of such shares. Federal regulations also prohibit any person from offering, or making an announcement of an offer or intent to make an offer, to purchase such subscription rights or shares of common stock before the completion of the stock offering.

          If you sell or otherwise transfer your rights to subscribe for common stock in the subscription offering or subscribe for common stock on behalf of another person, you may forfeit those rights and face possible further sanctions and penalties imposed by the Office of Thrift Supervision or another agency of the U.S. Government. Illegal transfers of subscription rights, including agreements made prior to completion of the stock offering to transfer shares after the stock offering, have been subject to enforcement actions by the Securities and Exchange Commission as violations of Rule 10b-5 of the Securities Exchange Act of 1934.

          We intend to report to the Office of Thrift Supervision and the Securities and Exchange Commission anyone who we believe sells or gives away their subscription rights. We will pursue any and all legal and equitable remedies in the event we become aware of the transfer of subscription rights, and we will not honor orders that we believe involve the transfer of subscription rights.

Community Offering

          To the extent that shares remain available for purchase after satisfaction of all subscriptions received in the subscription offering, we may, in our discretion, offer shares to the general public in a direct community offering. In the direct community offering, preference will be given to natural persons and trusts of natural persons who are residents of Androscoggin County, Maine.

          We will consider a person to be resident of Androscoggin County if he or she occupies a dwelling in the county, has the intent to remain for a period of time, and manifests the genuineness of that intent by establishing an ongoing physical presence together with an indication that such presence is something other than merely transitory in nature. We may utilize depositor or loan records or other evidence provided to us to make a determination as to a person’s resident status. In all cases, the determination of residence status will be made by us in our sole discretion.

          Purchasers in the community offering are eligible to purchase up to $100,000 of common stock (which equals 10,000 shares). If shares are available for preferred subscribers in the community offering but there are insufficient shares to satisfy all orders, the available shares will be allocated pro rata to cover orders of natural persons residing in Androscoggin County, and thereafter pro rata to cover orders of other members of the general public, so that each person in such category of the community offering may receive 1,000 shares. In addition, orders received for common stock in the community offering shall first be filled up to a maximum of two percent (2%) of the shares sold and thereafter, remaining shares will be allocated on an equal number of shares basis per order until all orders are filled.

          The community offering, if held, may commence concurrently with, during or subsequent to the subscription offering and will terminate no later than 45 days after the close of the subscription offering unless extended by us, with approval of the Office of Thrift Supervision. If we receive regulatory approval for an extension, all subscribers will be notified of the extension and of the duration of any extension that has been granted, and will have the right to modify or rescind their orders. If we do not receive an affirmative response from a subscriber to any resolicitation, the subscriber’s order will be rescinded and all funds received will be promptly returned with interest.

          The opportunity to subscribe for shares of common stock in the community offering is subject to our right to reject orders, in whole or part, either at the time of receipt of an order or as soon as practicable following the expiration date of the stock offering. If your order is rejected in part, you will not have the right to cancel the remainder of your order.

Syndicated Community Offering

          All shares of common stock not purchased in the subscription offering and community offering may be offered for sale to the general public in a syndicated community offering to be managed by Keefe, Bruyette & Woods, Inc., acting as our agent. In such capacity, Keefe, Bruyette & Woods, Inc. may form a syndicate of other brokers-dealers who are FINRA member firms. Neither Keefe, Bruyette & Woods, Inc. nor any registered broker-dealer will have any obligation to take or purchase any shares of the common stock in the syndicated community offering; however, Keefe, Bruyette & Woods, Inc. has agreed to use its best efforts in the sale of shares in any syndicated community offering. We have not selected any particular broker-dealers to participate in a syndicated community offering and will not do so until prior to the commencement of the syndicated community offering. The syndicated community offering would terminate no later than 45 days after the expiration of the subscription offering, unless extended by us, with approval of the Office of Thrift Supervision. See “—Community Offering” above for a discussion of rights of subscribers in the event an extension is granted.

          The opportunity to subscribe for shares of common stock in the syndicated community offering is subject to our right in our sole discretion to accept or reject orders, in whole or part, either at the time of receipt of an order or as soon as practicable following the expiration date of the offering. If your order is rejected in part, you will not have the right to cancel the remainder of your order.

          Common stock sold in the syndicated community offering also will be sold at the $10.00 per share purchase price. Purchasers in the syndicated community offering are eligible to purchase up to $100,000 of common stock (which equals 10,000 shares). We may begin the syndicated community offering at any time following the commencement of the subscription offering.

          If we are unable to find purchasers from the general public for all unsubscribed shares, we will make other purchase arrangements, if feasible. Other purchase arrangements must be approved by the Office of Thrift Supervision and may provide for purchases for investment purposes by directors, officers, their associates and other persons in excess of the limitations provided in the plan of reorganization and stock issuance plan and in excess of the proposed director and executive officer purchases discussed earlier, although no such purchases are currently intended. If other purchase arrangements cannot be made, we may either: terminate the stock offering and promptly return all funds with interest; promptly return all funds with interest, set a new offering range and give all subscribers the opportunity to place a new order for shares of Auburn Bancorp, Inc. common stock; or take such other actions as may be permitted by the Office of Thrift Supervision and the Securities and Exchange Commission.

Limitations on Purchases of Shares

          In addition to the purchase limitations described above under “—Subscription Offering and Subscription Rights,” “—Community Offering” and “—Syndicated Community Offering,” the plan of reorganization and stock issuance plan provides for the following purchase limitations:

•

The aggregate amount of our outstanding common stock owned or controlled by persons other than Auburn Bancorp, MHC at the close of the stock offering must be less than 50% of our total outstanding common stock.

•	No individual (or individuals on a single deposit account) may purchase more than $100,000 of common stock (which equals 10,000 shares), subject to increase as described below.

•

No Person by himself, or with an Associate or group of Persons acting in concert, may purchase more than $150,000 common stock (which equals 15,000 shares), or 5% of the common stock sold in the stock offering (which may be fewer than 15,000 shares under certain circumstances), other than common stock held by or through a tax-qualified employee plan, subject to increase as described below.

•

All employee stock ownership plans or other tax-qualified employee stock benefit plans (collectively, “ESOPs”) may not purchase, in the aggregate, more than 4.9% of the common stock or 4.9% of Auburn Bancorp, Inc.’s stockholders’ equity.

•

All ESOPs and management recognition plans (“MRPs”) may not purchase, in the aggregate, more than either 4.9% of the outstanding shares of the Holding Company’s Common Stock or 4.9% of the Holding Company’s stockholders’ equity at the close of the stock offering, but if Auburn Bancorp, Inc.’s tangible capital equals at least 10% at the time the Plan is implemented, subject to the approval of the OTS, such ESOPs and MRPs may encompass, in the aggregate, up to 5.88% of the outstanding common stock or stockholders’ equity at the close of this stock offering.

•

All MRPs may not purchase, in the aggregate, more than either 1.47% of the Common Stock of the Holding Company or 1.47% of the Holding Company’s stockholders’ equity at the close of the stock offering, but if Auburn Bancorp, Inc.’s tangible capital equals at least 10% at the time the Plan is implemented, subject to the approval of the OTS, the MRPs may encompass, in the aggregate, up to 1.96% of the outstanding common stock or stockholders’ equity at the close of this stock offering.

•

All stock option plans (“Option Plans”) may not purchase, in the aggregate, more than either 4.9% of the Holding Company’s outstanding Common Stock at the close of the proposed issuance or 4.9% of the Holding Company’s stockholders’ equity at the close of the stock offering.

•	All Option Plans and MRPs may not purchase, in the aggregate, 25% or more of the outstanding common stock held by persons other than the MHC at the close of the stock offering.

•

The aggregate amount of common stock acquired in the stock offering by all non-tax-qualified employee plans or management persons and their associates, exclusive of any common stock acquired by such plans or persons in the secondary market, may not exceed 34% of (i) the outstanding shares of common stock held by persons other than Auburn Bancorp, MHC at the conclusion of the stock offering or (ii) the stockholders’ equity of Auburn Bancorp, Inc. held by persons other than Auburn Bancorp, MHC at the conclusion of the stock offering. In calculating the number of shares held by management persons and their associates, shares held by any tax-qualified or non-tax-qualified employee stock benefit plan that are attributable to such persons will not be counted.

•	Each subscriber must subscribe for a minimum of 25 shares or $250.

          We may, in our sole discretion, increase the individual or aggregate purchase limitation to up to 5% of the shares of common stock sold in the stock offering to persons other than Auburn Bancorp, MHC. We do not intend to increase the maximum purchase limitation unless market conditions warrant. If we decide to increase the purchase limitations, persons who subscribed for the maximum number of shares of common stock will be given the opportunity to increase their subscriptions accordingly, subject to the rights and preferences of any person who has priority subscription rights. We, in our discretion, also may give other large subscribers the right to increase their subscriptions.

          In the event that the maximum purchase limitation represents more than 2% of the shares sold in the stock offering, orders for common stock in the syndicated community offering will be filled first to a maximum of 2% of the total number of shares sold in the stock offering and thereafter any remaining shares will be allocated on an equal number of shares basis per order until all available shares have been allocated.

          In the event that we increase the maximum purchase limitation to 5% of the shares of common stock sold in the stock offering, we may, subject to approval by the OTS, further modify that limit to provide that any person, group of associated persons, or persons otherwise acting in concert subscribing for 5% of the shares of common stock sold in the stock offering may purchase up to 10% of the shares of common stock sold in the stock offering; provided that purchases in excess of 5% of the shares of common stock sold in the stock offering may not exceed 10% in the aggregate of the total shares sold in the stock offering.

          The plan of reorganization and stock issuance plan defines “acting in concert” to mean knowing participation in a joint activity or interdependent conscious parallel action towards a common goal whether or not by an express agreement or understanding; or a combination or pooling of voting or other interests in the securities of an issuer for a common purpose under any contract, understanding, relationship, agreement or other arrangement, whether written or otherwise. In general, a person who acts in concert with another party will also be deemed to be acting in concert with any person who is also acting in concert with that other party. We may presume that certain persons are acting in concert based upon, among other things, joint account relationships and the fact that persons may have filed joint Schedules 13D or 13G with the Securities and Exchange Commission with respect to other companies. For purposes of the plan of reorganization and stock issuance plan, our directors are not deemed to be acting in concert solely by reason of their board membership.

          The plan of reorganization and stock issuance plan defines “associate,” with respect to a particular person, to mean:

(i)

any corporation or organization (other than Auburn Bancorp, MHC, Auburn Bancorp, Inc. or Auburn Savings Bank or a majority-owned subsidiary of Auburn Bancorp, MHC, Auburn Bancorp, Inc. or Auburn Savings Bank) of which a person is a senior officer or partner or is, directly or indirectly, beneficial owner of 10% or more of any class of equity securities of the corporation or organization;

(ii)	any trust or other estate in which a person has a substantial beneficial interest or serves as a trustee or fiduciary; and

(iii)

any person who is related by blood or marriage to such person and who lives in the same home as such person or who is a director or senior officer of Auburn Bancorp, MHC, Auburn Bancorp, Inc. or Auburn Savings Bank or any of their subsidiaries.

          For example, a corporation of which a person serves as an officer would be an associate of that person and, therefore, all shares purchased by the corporation would be included with the number of shares that the person could purchase individually under the purchase limitations described above. We have the right in our sole discretion to reject any order submitted by a person whose representations we believe to be false or who we otherwise believe, either alone or acting in concert with others, is violating or circumventing, or intends to violate or circumvent, the terms and conditions of the plan of reorganization and stock issuance plan. Directors and officers are not treated as associates of each other solely by virtue of holding such positions. We have the sole discretion to determine whether prospective purchasers are “associates” or “acting in concert.”

Marketing Arrangements for the Common Stock

          Offering materials have been initially distributed through mailings to those eligible to subscribe in the subscription offering. To assist in the marketing of our common stock, we have retained Keefe, Bruyette & Woods, Inc. which is a broker-dealer registered with the Financial Industry Regulatory Authority. Keefe, Bruyette & Woods, Inc. will assist us in the stock offering by:

•

Acting as our financial advisor for the stock offering, providing administrative services and managing the stock information center by assisting interested stock subscribers and by keeping records of all stock orders;

•	Educating our employees about the stock offering;

•	Targeting our sales efforts, including assisting in the preparation of marketing materials; and

•	Assisting in the solicitation of proxies from Auburn Savings Bank’s members for use at the special meeting.

          For these services, Keefe, Bruyette & Woods, Inc. has received a management fee of $25,000 and will receive a success fee of $85,000 upon completion of the reorganization and stock offering. In the event that Keefe, Bruyette & Woods, Inc. sells common stock through a group of broker-dealers in a syndicated community offering, the total fees payable to the selected dealers (which may include Keefe, Bruyette & Woods, Inc. for the shares it sells) for the shares they sell shall not exceed 5.5% of the aggregate dollar amount of shares sold in the syndicated offering. Keefe, Bruyette & Woods, Inc. will also be reimbursed for its reasonable out-of-pocket expenses in an amount not to exceed $10,000 and for its legal fees and expenses in an amount not to exceed $35,000.

          We will indemnify Keefe, Bruyette & Woods, Inc. against liabilities and expenses, including legal fees, incurred in connection with certain claims or litigation arising out of or based upon untrue statements or omissions contained in the offering materials for the common stock, including liabilities under the Securities Act of 1933, as amended.

Description of Sales Activities

          Auburn Bancorp, Inc. will offer the common stock in the subscription offering and community offering principally by the distribution of this prospectus and through activities conducted at our stock information center. The stock information center is expected to operate Monday through Friday from 9:00 a.m. to 5:00 p.m., Eastern time, throughout the subscription offering. It is expected that at any particular time one or more Keefe, Bruyette & Woods, Inc. employees will be working at the stock information center. Employees of Keefe, Bruyette & Woods, Inc. will be responsible for responding to questions regarding the stock offering and processing stock orders.

          Sales of common stock will be made by registered representatives affiliated with Keefe, Bruyette & Woods, Inc. or by the selected dealers managed by Keefe, Bruyette & Woods, Inc. Auburn Savings Bank’s officers and employees may participate in the stock offering in clerical capacities, providing administrative support in effecting sales transactions or, when permitted by state securities laws, answering questions of a mechanical nature relating to the proper execution of the order form. Auburn Savings Bank’s officers may answer questions regarding our business when permitted by state securities laws. Other questions of prospective purchasers, including questions as to the advisability or nature of the investment, will be directed to registered representatives. Auburn Savings Bank’s officers and employees have been instructed not to solicit offers to purchase common stock or provide advice regarding the purchase of common stock.

          None of Auburn Savings Bank’s officers, directors or employees will be compensated, directly or indirectly, for any activities in connection with the offer or sale of securities issued in the reorganization.

          None of Auburn Savings Bank’s personnel participating in the stock offering is registered or licensed as a broker or dealer or an agent of a broker or dealer. Auburn Savings Bank’s personnel will assist in the above-described sales activities under an exemption from registration as a broker or dealer provided by Rule 3a4-1 promulgated under the Securities Exchange Act of 1934. Rule 3a4-1 generally provides that an “associated person of an issuer” of securities will not be deemed a broker solely by reason of participation in the sale of securities of the issuer if the associated person meets certain conditions. These conditions include, but are not limited to, that the associated person participating in the sale of an issuer’s securities not be compensated in connection with the stock offering at the time of participation, that the person not be associated with a broker or dealer and that the person observe certain limitations on his or her participation in the sale of securities. For purposes of this exemption, “associated person of an issuer” is defined to include any person who is a director, officer or employee of the issuer or a company that controls, is controlled by or is under common control with the issuer.

Procedure for Purchasing Shares in the Subscription and Community Offerings

          Prospectus Delivery. To ensure that each purchaser receives a prospectus at least 48 hours before the expiration date of the stock offering in accordance with Rule 15c2-8 of the Securities Exchange Act of 1934, no prospectus will be mailed any later than five days prior to the expiration date or hand delivered any later than two days prior to that date. We are not obligated to deliver a prospectus or order form by means other than U.S. Mail. Execution of an order form will confirm receipt of delivery of a prospectus in accordance with Rule 15c2-8. Order forms will be distributed only if preceded or accompanied by a prospectus.

          Termination of Offering; Rejection of Orders. We reserve the right in our sole discretion to terminate the stock offering at any time and for any reason, in which case we will cancel any deposit account withdrawal holds and promptly return all funds submitted, with interest calculated at Auburn Savings Bank’s applicable passbook savings rate from the date of receipt.

          We have the right to reject any order submitted in the stock offering by a person who we believe is making false representations or who we otherwise believe, either alone or acting in concert with others, is violating, evading, circumventing, or intends to violate, evade or circumvent the terms and conditions of the plan of reorganization and stock issuance plan.

          Use of Order Forms. In order to purchase shares of common stock in the subscription offering and direct community offering, you must submit a properly completed and signed original stock order form. We will not be required to accept orders submitted on photocopied or facsimilied stock order forms. All order forms must be received by our stock information center (not postmarked) prior to 12:00 Noon, Eastern time, on June 20, 2008. Your order form must be accompanied by full payment for all of the shares subscribed for or include appropriate authorization in the space provided on the order form for withdrawal of full payment from a deposit account with Auburn Savings Bank. You may submit your order form and payment in one of three ways: by mail using the reply envelope provided; by overnight delivery to the indicated address noted on the form; or by hand delivery to either of our offices or our stock information center. Our interpretation of the terms and conditions of the plan of reorganization and stock issuance plan and of the acceptability of the order forms will be final.

          We need not accept order forms that are received after the expiration of the subscription offering or community offering, as the case may be, or that are executed defectively or that are received without full payment or without appropriate withdrawal instructions. We have the right to waive or permit the correction of incomplete or improperly executed order forms, but do not represent that we will do so. Once received, an executed order form may not be modified, amended or rescinded without our consent unless the stock offering has not been completed within 45 days after the end of the subscription offering, unless extended.

          To ensure that your stock purchase eligibility and priority are properly identified, you must list all accounts on the order form, giving all names in each account and the account number. We will strive to identify your ownership in all accounts, but cannot guarantee we will identify all accounts in which you have an ownership interest. When entering the stock registration on your stock order form, you should not add the name(s) of persons without subscription rights, or who qualify only in a lower purchase priority than you. Joint registration of shares purchased in the subscription offering will be allowed only if the qualifying deposit account is so registered.

          The reverse side of the order form contains a regulatorily mandated certification form. We will not accept order forms where the certification form is not executed. By executing and returning the certification form, you will be certifying that you received this prospectus and acknowledging that the common stock is not a deposit account and is not insured or guaranteed by the federal government. You also will be acknowledging that you received disclosure concerning the risks involved in this stock offering. The certification form could be used as support to show that you understand the nature of this investment.

          Payment for Shares. Payment for all shares of common stock will be required to accompany all completed order forms for the purchase to be valid. Payment for shares may be made only by:

•

Personal check, bank draft or money order made payable directly to Auburn Bancorp, Inc. (you may not remit Auburn Savings Bank line of credit checks, and we will not accept third party checks, including those payable to you and endorsed over to Auburn Bancorp, Inc.); or

•	Authorization of withdrawal from the types of Auburn Savings Bank deposit account(s) provided for on the stock order form.

          In the case of payments made by check or money order, these funds must be available in the account(s) when the order is received. Please do not overdraft your Auburn Savings Bank account(s). No wire transfers will be accepted.

          Checks and money orders will be cashed immediately and the subscription funds will be held by Auburn Savings Bank or, at our discretion, in an escrow account at an independent insured depository institution.

          Interest will be paid on payments made by check, bank draft or money order at our passbook savings rate from the date payment is received at the stock information center until the completion or termination of the stock offering. If payment is made by authorization of withdrawal from deposit accounts, the funds authorized to be withdrawn from a deposit account will continue to accrue interest at the contractual rates until completion or termination of the stock offering, unless the certificate matures after the date of receipt of the order form but before closing or termination of the stock offering, in which case funds will earn interest at the passbook savings rate from the date of maturity until the stock offering is completed or terminated, but a hold will be placed on the funds, making them unavailable to the depositor until completion or termination of the stock offering. When the stock offering is completed, the funds received in the stock offering will be used to purchase the shares of common stock ordered. The shares of common stock issued in the stock offering cannot and will not be insured by the Federal Deposit Insurance Corporation or any other government agency. If the stock offering is not consummated for any reason, all funds submitted will be promptly refunded with interest as described above.

          If a subscriber authorizes us to withdraw the amount of the purchase price from his or her deposit account, we will do so as of the completion of the stock offering, though the account must contain the full amount necessary for payment at the time the subscription order is received. On your stock order form, please do not designate a withdrawal from accounts with check-writing privileges. Please submit a check instead. We will waive any applicable penalties for early withdrawal from certificate accounts. If the remaining balance in a certificate account is reduced below the applicable minimum balance requirement at the time funds are actually transferred under the authorization, the certificate will be canceled at the time of the withdrawal, without penalty, and the remaining balance will earn interest at our passbook savings rate. You may not authorize direct withdrawal from an Auburn Savings Bank IRA. If you wish to use funds in your Auburn Savings Bank IRA to purchase shares of our common stock, please refer to the following section.

          The employee stock ownership plan will not be required to pay for the shares subscribed for at the time it subscribes, but rather may pay for shares of common stock subscribed for upon the completion of the stock offering; provided that there is in force from the time of its subscription until the completion of the stock offering a loan commitment from an unrelated financial institution or from us to lend to the employee stock ownership plan, at that time, the aggregate purchase price of the shares for which it subscribed.

          We may, in our sole discretion, permit institutional investors to submit irrevocable orders together with the legally binding commitment for payment and to thereafter pay for such shares of common stock for which they subscribe in the community offering at any time prior to the 48 hours before the completion of the stock offering. This payment may be made by wire transfer.

          Using IRA Funds To Purchase Shares. Our individual retirement accounts (IRAs) do not permit investment in common stock. A depositor interested in using his or her IRA funds to purchase common stock must do so through a self-directed IRA. Since we do not offer those accounts, we will allow a depositor to make a trustee-to-trustee transfer of the IRA funds to a trustee offering a self-directed IRA program with the agreement that the funds will be used to purchase our common stock in the stock offering. There will be no early withdrawal or Internal Revenue Service interest penalties for such transfers. The new trustee would hold the common stock in a self-directed account in the same manner as we now hold the depositor’s IRA funds. An annual administrative fee may be payable to the new trustee. Depositors interested in using funds in an IRA with us to purchase common stock should contact the stock information center at least two weeks before the subscription offering because processing such transactions takes additional time.

Interpretation, Amendment and Termination of Plan

          To the extent permitted by law, all interpretations by us of the plan of reorganization and stock issuance plan will be final; however, such interpretations have no binding effect on the Office of Thrift Supervision. The plan of reorganization and stock issuance plan provides that, if deemed necessary or desirable, we may substantively amend the plan of reorganization and stock issuance plan as a result of comments from regulatory authorities or otherwise. If we materially amend terms of the plan of reorganization and stock issuance plan after the special meeting, however, we will be required to resolicit the members of Auburn Savings Bank for approval.

          We may terminate the plan of reorganization and stock issuance plan at any time prior to the earlier of June 26, 2008 and the approval of the of reorganization and stock issuance by the Office of Thrift Supervision, and may terminate the plan thereafter with the consent of the Office of Thrift Supervision. The plan of reorganization and stock issuance plan will be terminated if the members of Auburn Savings Bank do not approve the plan. Completion of the stock offering requires the sale of all shares of the common stock within 90 days following approval of the plan of reorganization and stock issuance plan by the Office of Thrift Supervision, unless an extension is granted by the Office of Thrift Supervision. The plan of reorganization and stock issuance plan will be terminated if the reorganization in not completed within 24 months after member approval.

           If the members of Auburn Savings Bank approve the reorganization, but the stock offering is not completed because of the failure to sell at least the minimum number of shares offered or for other reasons, Auburn Savings Bank intends to complete the reorganization into the mutual holding company form of organization. In such case, Auburn Bancorp, MHC would be the sole shareholder of Auburn Bancorp, Inc. , and no other vote of members would be necessary to authorize the further issuance of stock by Auburn Bancorp, Inc.

How We Determined the Offering Range and the $10.00 Purchase Price

          Federal and state regulations require that the aggregate purchase price of the securities sold in connection with the stock offering be based upon our estimated pro forma value on a fully converted basis, as determined by an independent appraisal. The term “fully converted” means that the appraiser assumed that 100% of our stock had been sold to the public. We have retained Keller & Company, Inc., which is experienced in the evaluation and appraisal of business entities, to prepare the independent appraisal. Keller & Company will receive fees totaling $25,000 for the preparation and delivery of the original appraisal report and the final updated appraisal report, plus reimbursement of out-of-pocket expenses not to exceed $1,500, and $1,500 for the preparation and delivery of each additional required updated appraisal report. We have agreed to indemnify Keller & Company under certain circumstances against liabilities and expenses, including legal fees, arising out of, related to, or based upon the stock offering.

          Keller & Company prepared the appraisal taking into account the pro forma impact of the stock offering. For its analysis, Keller & Company undertook substantial investigations to learn about our business and operations. We supplied financial information, including annual financial statements, information on the composition of assets and liabilities, and other financial schedules. In addition to this information, Keller & Company reviewed our reorganization and stock issuance applications as filed with the Office of Thrift Supervision and our registration statement as filed with the Securities and Exchange Commission. Furthermore, Keller & Company visited our facilities and had discussions with our management. Keller & Company did not perform a detailed individual analysis of the separate components of our assets and liabilities. We did not impose any limitations on Keller & Company in connection with its appraisal.

          In connection with its appraisal, Keller & Company reviewed the following factors, among others:

•	the economic and demographic conditions of our primary market area;

•	our financial performance and condition in relation to publicly traded subsidiaries of mutual holding companies that Keller & Company deemed comparable to us;

•	the specific terms of the stock offering of our common stock;

•	the pro forma impact of the additional capital raised in the stock offering;

•	our proposed dividend policy;

•	conditions of securities markets in general; and

•	the market for thrift institution common stock in particular.

          Consistent with Office of Thrift Supervision appraisal guidelines, Keller & Company’s analysis utilized five selected valuation procedures: the price/book method; the price/tangible book method; the price/earnings method; the price/core earnings method and the price/assets method, all of which are described in its report. Keller & Company’s appraisal report is filed as an exhibit to the registration statement that we have filed with the Securities and Exchange Commission. See “Where You Can Find More Information.” Keller & Company placed the greatest emphasis on the price/core earnings and price book methods in estimating pro forma market value. Keller & Company compared the pro forma price/core earnings and price/book ratios for Auburn Bancorp, Inc. to the same ratios for a peer group of comparable companies. The peer group consisted of the 10 publicly traded subsidiaries of mutual holding companies with assets of $450 million in the New England, Mid-Atlantic or Midwest regions. The peer group constituted companies with:

•	average assets of $323.6 million;

•	average non-performing assets of 0.67% of total assets;

•	average net loans of 68.97% of total assets;

•	average equity of 14.88% of total assets; and

•	average core income of 0.42% of average assets.

          On the basis of the analysis in its report, Keller & Company has advised us that, in its opinion, as of February 15, 2008, our estimated pro forma market value on a fully converted basis was within the valuation range of $5.0 million and $6.8 million with a midpoint of $5.9 million.

          The following table presents a summary of selected pricing ratios for the peer group companies and pro forma pricing ratios for Auburn Bancorp, Inc. used by Keller & Company in its appraisal. These ratios are based on earnings for the 12 months ended December 31, 2007 and book value and tangible book value as of December 31, 2007.

	Fully Converted Price to Core Earnings Multiple	Fully Converted Price to Book Value Ratio	Fully Converted Price to Tangible Book Value Ratio

Auburn Bancorp, Inc. (pro forma):
Minimum	36.55x	59.74%	59.61%
Midpoint	42.53x	64.19%	64.07%
Maximum	48.39x	67.93%	67.81%
Maximum, as adjusted	54.97x	71.56%	71.44%
Peer Group (on a fully-converted basis):
Average	35.51x	79.02%	81.87%
Median	30.74x	78.45%	82.10%

          Compared to the average pricing ratios of the peer group at the maximum of the offering range, our stock would be priced at discount of 14.03% to the peer group on a price-to-book basis and a premium of 36.27% on a price-to-core earnings basis. This means that, at the maximum of the offering range, a share of our common stock would be less expensive than the peer group based on a book value per share basis and more expensive on a core earnings per share basis. The disparity between the pricing ratios results from Auburn Bancorp, Inc., on a pro forma basis, generally having higher levels of equity but lower earnings than the companies in the peer group. The appraisal concluded that these ranges represented the appropriate balance of the two approaches to valuing Auburn Bancorp, Inc., and the number of shares to be sold, in comparison to the peer group institutions.

          Our board of directors reviewed Keller & Company’s appraisal report, including the methodology and the assumptions used by Keller & Company, and determined that the valuation range was reasonable and adequate. Our board of directors determined that 45% of the shares of our common stock should be sold in the stock offering at a purchase price of $10.00 per share. Multiplying this percentage by Keller & Company’s valuation range yielded an offering range of $2,256,750 to $3,053,250, with a midpoint of $2,655,000. Dividing these dollar amounts by the purchase price resulted in an offering range of between 225,675 and 305,325 shares, with a midpoint of 265,500 shares. The purchase price of $10.00 per share was determined by us, taking into account, among other factors, offering the common stock in a manner that will achieve the widest distribution of the stock and desired liquidity in the common stock after the stock offering.

          Since the outcome of the stock offering relates in large measure to market conditions at the time of sale, it is not possible for us to determine the exact number of shares that we will issue at this time. The offering range may be amended, with the approval of the Office of Thrift Supervision, if necessitated by developments following the date of the appraisal in, among other things, market conditions, our financial condition or operating results, regulatory guidelines or national or local economic conditions.

          If, upon completion of the subscription offering, at least the minimum number of shares are subscribed for, Keller & Company, after taking into account factors similar to those involved in its prior appraisal, will determine its estimate of our pro forma market value as of the close of the subscription offering. If, as a result of regulatory considerations, demand for the shares or changes in market conditions, Keller & Company determines that our pro forma market value has increased, we may sell up to 351,124 shares without any further notice to you.

          No shares will be sold unless Keller & Company confirms that, to the best of its knowledge and judgment, nothing of a material nature has occurred that would cause it to conclude that the actual total purchase price of the shares on an aggregate basis was materially incompatible with its appraisal. If, however, the facts do not justify that statement, the stock offering may be canceled, a new offering range and price per share set and new subscription, community and syndicated community offerings held. Under those circumstances, all funds would be promptly returned and all subscribers would be given the opportunity to place a new order. If the stock offering is terminated all subscriptions will be cancelled and subscription funds will be returned promptly with interest, and holds on funds authorized for withdrawal from deposit accounts will be released. If Keller & Company establishes a new valuation range, it must be approved by the Office of Thrift Supervision.

          In formulating its appraisal, Keller & Company relied upon the truthfulness, accuracy and completeness of all documents we furnished to it. Keller & Company also considered financial and other information from regulatory agencies, other financial institutions, and other public sources, as appropriate. While Keller & Company believes this information to be reliable, Keller & Company does not guarantee the accuracy or completeness of the information and did not independently verify the financial statements and other data provided by us or independently value our assets or liabilities. The appraisal is not intended to be, and must not be interpreted as, a recommendation of any kind as to the advisability of purchasing shares of common stock. Moreover, because the appraisal must be based on many factors that change periodically, there is no assurance that purchasers of shares in the stock offering will be able to sell shares after the stock offering at prices at or above the purchase price.

          Copies of the appraisal report of Keller & Company, including any amendments to the report, and the detailed memorandum of the appraiser setting forth the method and assumptions for such appraisal are available for inspection at our Lewiston, Maine office and the other locations specified under “Where You Can Find More Information.”

Mutual Holding Company Data

          The following table presents a summary of selected pricing ratios for publicly traded mutual holding companies and the pricing ratios for us, without the ratios being adjusted to the hypothetical case of being fully converted. These ratios are based on earnings for the 12 months ended December 31, 2007 and book value and price to tangible book value as of December 31, 2007.

	Non-Fully Converted Price to Core Earnings Multiple	Non-Fully Converted Price to Book Value Ratio	Non-Fully Converted Price to Tangible Book Value Ratio

Auburn Bancorp, Inc. (pro forma):
Minimum	38.64x	85.48%	85.22%
Midpoint	45.08x	94.83%	94.55%
Maximum	51.43x	103.17%	102.88%
Maximum, as adjusted	58.60x	111.71%	111.42%
Publicly traded mutual holding companies as of February 15, 2008:(1)
Average	64.75x	138.92%	147.59%
Median	46.94x	131.52%	143.43%

(1)

The information for publicly traded mutual holding companies may not be meaningful for investors because it presents average and median information for mutual holding companies that issued a different percentage of their stock in their offerings than the 45% that we are offering to the public. In addition, the effect of stock repurchases also affects the ratios to a greater or lesser degree depending upon repurchase activity.

Possible Termination of the Offering

          We must sell a minimum of 225,675 shares to complete the stock offering. If we terminate the stock offering because we fail to sell the minimum number of shares or for any other reason, we will promptly return your funds with interest at our passbook savings rate and without deduction of any fees, and holds on funds authorized for withdrawal from deposit accounts will be released.

After-Market Performance of “First-Step” Mutual Holding Company Offerings

          The following table provides information regarding the after-market performance of all “first-step” mutual holding company offerings completed from January 1, 2007 through February 15, 2008. “First-step” mutual holding company offerings are initial public offerings by companies in the mutual holding company form of organization.

		Appreciation From Initial Offering Price

Issuer (Market/Symbol)	Date of IPO	After 1 Day	After 1 Week	After 4 Weeks	Through February 15, 2008

Oritani Financial Corp. (NasdaqGS:ORIT)	1/24/07	59.7%	54.3%	55.0%	13.4%
Delanco Bancorp Inc. (OTCBB: DLNO)	4/02/07	0.0%	0.0%	(5.0)%	(25.0)%
Sugar Creek Financial Corp (OTCBB: SUGR)	4/04/07	0.0%	0.0%	6.0%	(9.0)%
TFS Financial Corp (NasdaqGS:TFSL)	4/23/07	17.9%	18.0%	23.4%	23.0%
Hometown Bancorp Inc. (OTCBB: HTWC)	06/29/07	0.0%	0.0%	(5.0)%	(28.0)%
Beneficial Mutual Bancorp (NasdaqGS:BNCL)	07/16/07	(7.9)%	(6.8)%	(11.5)%	(6.3)%
FSB Community Bankshares Inc. (NasdaqGM:FSBC)	08/15/07	0.0%	0.0%	(5.0)%	(14.3)%
LaPorte Bancorp Inc. (NasdaqCM:LPSB)	10/15/07	(8.1)%	(13.8)%	(21.0)%	(29.0)%
Northfield Bancorp Inc. (NasdaqGS:NFBK)	11/08/07	4.5%	13.0%	4.9%	3.8%
Sound Financial Inc. (OTCBB: SNFL)	01/09/08	(10.0)%	(10.0)%	(8.5)%	(7.0)%
Meridian Interstate Bancorp (NasdaqGS:EBSB)	01/23/08	(4.0)%	(5.2)%	NA %	(5.0)%

          This table is not intended to be indicative of how our stock may perform. Furthermore, this table presents only short-term price performance with respect to several companies that only recently completed their initial public offerings and may not be indicative of the longer-term stock price performance of these companies. Stock price appreciation is affected by many factors, including, but not limited to: general market and economic conditions; the interest rate environment; the amount of proceeds a company raises in its stock offering; and numerous factors relating to the specific company, including the experience and ability of management, historical and anticipated operating results, the nature and quality of Auburn Bancorp, Inc.’s assets, Auburn Bancorp, Inc.’s market area, the quality of management and management’s ability to deploy proceeds (such as through loans and investments, the acquisition of other financial institutions or other businesses, the payment of dividends and common stock repurchases), the presence of professional and other investors who purchase stock on speculation, as well as other unforeseeable events not in the control of management. In addition, the companies listed in the table above may not be similar to Auburn Bancorp, Inc., with regard to market capitalization, offering size, earnings quality and growth potential, among other factors. Further, the pricing ratios for their stock offerings were in some cases different from the pricing ratios for Auburn Bancorp Inc.’s common stock and the market conditions in which these offerings were completed were, in some cases, different from current market conditions. Any or all of these differences may cause our stock to perform differently from these other offerings. Before you make an investment decision, we urge you to carefully read this prospectus, including, but not limited to, the “Risk Factors” section of this prospectus.

          You should be aware that, in certain market conditions, stock prices of thrift initial public offerings have decreased. For example, as the above table illustrates, the stock of eight companies traded at or below the initial offering price at various times through February 15, 2008. We can give you no assurance that our stock will not trade below the $10.00 purchase price or that our stock will perform similarly to other recent mutual to stock conversions.

Delivery of Certificates

          Certificates representing the common stock sold in the stock offering will be mailed by our transfer agent to the persons whose subscriptions or orders are filled at the addresses of such persons appearing on the stock order form as soon as practicable following completion of the stock offering. We will hold certificates returned as undeliverable until claimed by the persons legally entitled to the certificates or otherwise disposed of in accordance with applicable law. Until certificates for common stock are available and delivered to subscribers, subscribers may not be able to sell their shares, even though trading of the common stock may have commenced.

Restrictions on Repurchase of Stock

          Under Office of Thrift Supervision regulations, for a period of one year from the date of the completion of the stock offering we may not repurchase any of our common stock from any person, except (1) in an offer made to all stockholders to repurchase the common stock on a pro rata basis, approved by the Office of Thrift Supervision, (2) the repurchase of qualifying shares of a director, (3) repurchases to fund tax-qualified employee stock benefit plans, or (4) repurchases to fund management recognition plans that have been ratified by stockholders, with prior written notice to the Office of Thrift Supervision. Where extraordinary circumstances exist, the Office of Thrift Supervision may approve the open market repurchase of up to 5% of our common stock during the first year following the stock offering. To receive such approval, we must establish compelling and valid business purposes for the repurchase to the satisfaction of the Office of Thrift Supervision. Furthermore, repurchases of any common stock are prohibited if they would cause Auburn Savings Bank’s regulatory capital to be reduced below the amount required under the regulatory capital requirements imposed by the Office of Thrift Supervision.

Restrictions on Transfer of Shares After the Reorganization Applicable to Officers and Directors

          Common stock purchased in the stock offering will be freely transferable, except for shares purchased by our directors and executive officers.

          Shares of common stock purchased by our directors and executive officers and their associates may not be sold for a period of one year following the stock offering, except upon the death of the stockholder or unless approved by the Office of Thrift Supervision. Shares purchased by these persons in the open market after the stock offering will be free of this restriction. Shares of common stock issued to directors and executive officers will bear a legend giving appropriate notice of the restriction and, in addition, we will give appropriate instructions to our transfer agent with respect to the restriction on transfers. Any shares issued to directors and executive officers as a stock dividend, stock split or otherwise with respect to restricted common stock will be similarly restricted.

          Persons affiliated with us, including our directors and executive officers, received subscription rights based only on their deposits with Auburn Savings Bank as account holders. While this aspect of the stock offering makes it difficult, if not impossible, for insiders to purchase stock for the explicit purpose of meeting the minimum of the offering, any purchases made by persons affiliated with us for the explicit purpose of meeting the minimum of the offering must be made for investment purposes only, and not with a view towards redistribution. Furthermore, as set forth above, Office of Thrift Supervision regulations restrict sales of common stock purchased in the stock offering by directors and executive officers for a period of one year following the stock offering.

          Purchases of outstanding shares of our common stock by directors, officers, or any person who becomes an executive officer or director after adoption of the plan of reorganization and stock issuance plan, and their associates, during the three-year period following the stock offering may be made only through a broker or dealer registered with the Securities and Exchange Commission, except with the prior written approval of the Office of Thrift Supervision. This restriction does not apply, however, to negotiated transactions involving more than 1% of our outstanding common stock or to the purchase of stock under management or employee stock benefit plans.

          We have filed with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 for the registration of the common stock to be issued in the stock offering. This registration does not cover the resale of the shares. Shares of common stock purchased by persons who are not affiliates of us may be resold without registration. Shares purchased by an affiliate of us will have resale restrictions under Rule 144 of the Securities Act. If we meet the current public information requirements of Rule 144, each affiliate of ours who complies with the other conditions of Rule 144, including those that require the affiliate’s sale to be aggregated with those of certain other persons, would be able to sell in the public market, without registration, a number of shares not to exceed, in any three-month period, the greater of 1% of our outstanding shares or the average weekly volume of trading in the shares during the preceding four calendar weeks. We may make future provision to permit affiliates to have their shares registered for sale under the Securities Act under certain circumstances.

RESTRICTIONS ON ACQUISITION OF AUBURN BANCORP, INC.

General

          The plan of reorganization and stock issuance plan provides that Auburn Savings Bank will reorganize into the “two-tier” federal mutual holding company structure and includes the adoption of a federal stock charter and bylaws of

Auburn Bancorp, Inc. Certain provisions in the charter and bylaws of Auburn Bancorp, Inc. may have antitakeover effects. In addition, regulatory restrictions may make it more difficult for persons or companies to acquire control of us.

Mutual Holding Company Structure

          Auburn Bancorp, MHC will own a majority of the outstanding common stock of Auburn Bancorp, Inc. after the stock offering and, through its board of directors, will be able to exercise voting control over most matters put to a vote of stockholders. For example, Auburn Bancorp, MHC may exercise its voting control to prevent a sale or merger transaction or to defeat a stockholder nominee for election to the board of directors of Auburn Bancorp, Inc. It will not be possible for another entity to acquire Auburn Bancorp, Inc. without the consent of Auburn Bancorp, MHC. Auburn Bancorp, MHC, as long as it remains in the mutual form of organization, will control a majority of the voting stock of Auburn Bancorp, Inc.

Charter and Bylaws of Auburn Bancorp, Inc.

          Although our board of directors is not aware of any effort that might be made to obtain control of us after the stock offering, the board of directors believed it appropriate to adopt certain provisions permitted by federal regulations that may have the effect of deterring a future takeover attempt that is not approved by our board of directors. The following description of these provisions is only a summary and does not provide all of the information contained in our charter and bylaws. See “Where You Can Find More Information” as to where to obtain a copy of these documents.

          Beneficial Ownership Limitation. Our charter provides that for a period of five years from the date of the consummation of the initial stock offering of Auburn Bancorp, Inc., no person other than Auburn Bancorp, MHC may acquire directly or indirectly the beneficial ownership of more than 10% of any class of an equity security of Auburn Bancorp, Inc. In the event a person acquires shares in violation of this provision, all shares beneficially owned by such person in excess of 10% will be considered “excess shares” and will not be counted as shares entitled to vote or counted as voting shares in connection with any matters submitted to the stockholders for a vote. This provision does not apply to a transaction in which Auburn Bancorp, Inc. fully converts from the mutual holding company form of organization.

          Board of Directors.

          Classified Board. Our board of directors is divided into three classes as nearly as equal in number as possible. The stockholders elect one class of directors each year for a term of three years. The classified board makes it more difficult and time consuming for a stockholder group to fully use its voting power to gain control of the board of directors without the consent of the incumbent board of directors of Auburn Bancorp, Inc.

          Filling of Vacancies; Removal. The bylaws provide that any vacancy occurring in the board of directors, including a vacancy created by an increase in the number of directors, may be filled by a vote of a majority of the remaining directors although less than a quorum of the board of directors then in office. A person elected to fill a vacancy on the board of directors will serve until the next election of directors by the stockholders. Our bylaws provide that a director may be removed from the board of directors prior to the expiration of his or her term only for cause and only upon the vote of a majority of the outstanding shares of voting stock. These provisions make it more difficult for stockholders to remove directors and replace them with their own nominees.

          Elimination of Cumulative Voting. The charter of Auburn Bancorp, Inc. provides that no shares will be entitled to cumulative voting. The elimination of cumulative voting makes it more difficult for a stockholder group to elect a director nominee.

          Qualification. The bylaws provide that no person will be eligible to serve on the board of directors who (1) is under indictment for, or has ever been convicted of, a criminal offense involving dishonesty or breach of trust and the penalty for such offense could be imprisonment for more than one year, (2) is a person against who a banking agency has, within the past ten years, issued a cease and desist order for conduct involving dishonesty or breach of trust and that order is final and not subject to appeal, or (3) has been found either by a regulatory agency whose decision is final and not subject to appeal or by a court to have (i) breached a fiduciary duty involving personal profit or (ii) committed a willful violation of any law, rule or regulation governing banking, securities, commodities or insurance, or any final cease and desist order issued by a banking, securities, commodities or insurance regulatory agency.

          Stockholder Action by Written Consent; Special Meetings of Stockholders. Our stockholders must act only through an annual or special meeting or by unanimous written consent. The bylaws provide that the chairman of the board of directors, the president or a majority of the board of directors or holders of 10% or more of our outstanding shares may request the calling of a special meeting. The provisions of our charter and bylaws limiting stockholder action by written consent and calling of special meetings of stockholders may have the effect of delaying consideration of a stockholder proposal until the next annual meeting, unless a special meeting is called in accordance with the provisions of the bylaws. These provisions also would prevent the holders of a majority of common stock from unilaterally using the written consent procedure to take stockholder action.

          Advance Notice Provisions for Stockholder Nominations and Proposals. Our bylaws establish an advance notice procedure for stockholders to nominate directors or bring other business before an annual meeting of stockholders. Advance notice of nominations or proposed business by stockholders gives the board of directors time to consider the qualifications of the proposed nominees, the merits of the proposals and, to the extent deemed necessary or desirable by the board of directors, to inform stockholders and make recommendations about those matters.

          Stockholder Nominations. A person may not be nominated for election as a director unless that person is nominated by or at the direction of the board of directors or by a stockholder who has given appropriate notice to Auburn Bancorp, Inc. before the meeting. Stockholder nominations must be in writing and delivered to the Secretary of Auburn Bancorp, Inc. at least 30 days prior to the date of the annual meeting, provided however, that in the event that less than 40 days notice or prior public disclosure of the date of the meeting is given or made, notice by a stockholder of his or her intention to nominate a director must be received not later than the close of business on the 10 th day following the day on which notice of the date of the annual meeting was mailed or such public disclosure of the annual meeting was made.

          Stockholder Proposals. A stockholder may not bring new business before an annual meeting unless the stockholder has given Auburn Bancorp, Inc. appropriate notice of its intention to bring that business before the meeting. A stockholder may propose new business at an annual meeting; however, such business must be stated in writing and filed with Auburn Bancorp, Inc.’s Secretary at least 30 days before the date of the annual meeting, provided however, that when public notice of the date of the annual meeting is less than 40 days, notice by the stockholder of a proposal must not be received later than the close of business on the 10th day following the day on which notice of the date of the annual meeting was made to the public. Additionally, if such proposal is not presented, in writing, to Auburn Bancorp, Inc.’s Secretary at least 30 days prior to such meeting, such nomination or proposal shall be laid over for action at an adjourned, special or annual meeting taking place 30 days or more thereafter. A stockholder who desires to raise new business must provide certain information to Auburn Bancorp, Inc. concerning the nature of the new business, the stockholder and the stockholder’s interest in the business matter.

          Authorized but Unissued Shares of Capital Stock. Following the stock offering, we will have authorized but unissued shares of common and preferred stock. Our charter authorizes the board of directors to establish one or more series of preferred stock and, for any series of preferred stock, to determine the terms and rights of the series, including voting rights, conversion rates, and liquidation preferences. Although such shares of common and preferred stock could be issued by the board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise, it is anticipated that such uses will be unlikely given that Auburn Bancorp, MHC must always own a majority of our common stock.

Regulatory Restrictions

          Office of Thrift Supervision Regulations. The Office of Thrift Supervision regulations provide that for a period of three years following the date of the completion of the stock offering, no person, acting singly or together with associates in a group of persons acting in concert, may directly or indirectly offer to acquire or acquire the beneficial ownership of more than 10% of a class of our equity securities without the prior written approval of the Office of Thrift Supervision. Where any person acquires beneficial ownership of more than 10% of a class of our equity securities without the prior written approval of the Office of Thrift Supervision, the securities beneficially owned by such person in excess of 10% may not be voted by any person or counted as voting shares in connection with any matter submitted to the stockholders for a vote, and will not be counted as outstanding for purposes of determining the affirmative vote necessary to approve any matter submitted to the stockholders for a vote.

          Restrictions on Remutualization Transactions. Current Office of Thrift Supervision regulations permit a mutual holding company to be acquired by a mutual institution in a remutualization transaction. However, in June 2003 the Office of Thrift Supervision issued a policy statement indicating that it views remutualization transactions as raising significant issues concerning disparate treatment of minority stockholders and mutual members of the target entity and raising issues concerning the effect on the mutual members of the acquiring entity. Under certain circumstances, the Office of Thrift Supervision intends to give these issues special scrutiny and reject applications providing for the remutualization of a mutual holding company unless the applicant can clearly demonstrate that the Office of Thrift Supervision’s concerns are not warranted in the particular case. The Office of Thrift Supervision will require empirical data that demonstrates that the minority stockholders are receiving a reasonable value in proportion to their interest in Auburn Bancorp, Inc. If any of the pricing parameters specified by the Office of Thrift Supervision are exceeded, the Office of Thrift Supervision will consider requiring that the transaction be approved by a majority of the votes eligible to be cast by the members of the acquiring mutual and the target mutual holding company without the use of running proxies.

          Since the Office of Thrift Supervision policy on remutualization transactions was issued, there have been only two such transactions announced. It is likely that the pricing parameters imposed by the Office of Thrift Supervision policy will make remutualization transactions less attractive to mutual holding companies.

          Change in Bank Control Act. The acquisition of 10% or more of our outstanding common stock may trigger the provisions of the Change in Bank Control Act. The Office of Thrift Supervision has also adopted a regulation under the Change in Bank Control Act which generally requires persons who at any time intend to acquire control of a federally chartered savings association or its holding company to provide 60 days prior written notice and certain financial and other information to the Office of Thrift Supervision.

          The 60-day notice period does not commence until the information is deemed to be substantially complete. Control for these purposes exists in situations in which the acquiring party has voting control of at least 25% of any class of our voting stock or the power to direct our management or policies. However, under Office of Thrift Supervision regulations, control is presumed to exist where the acquiring party has voting control of at least 10% of any class of our voting securities if specified “control factors” are present. The statute and underlying regulations authorize the Office of Thrift Supervision to disapprove a proposed acquisition on certain specified grounds.

DESCRIPTION OF AUBURN BANCORP, INC. CAPITAL STOCK

          The common stock of Auburn Bancorp, Inc. will represent nonwithdrawable capital, will not be an account of any type, and will not be insured by the Federal Deposit Insurance Corporation or any other government agency.

General

          Auburn Bancorp, Inc. is authorized to issue 10,000,000 shares of common stock having a par value of $0.01 per share and 1,000,000 shares of preferred stock having a par value of $0.01 per share. Each share of Auburn Bancorp, Inc.’s common stock will have the same relative rights as, and will be identical in all respects with, each other share of common stock. Upon payment of the purchase price for the common stock, as required by the plan of reorganization and stock issuance plan, all stock will be duly authorized, fully paid and nonassessable. Auburn Bancorp, Inc. will not issue any shares of preferred stock in the stock offering.

Common Stock

          Dividends. Auburn Bancorp, Inc. can pay dividends if, as and when declared by its board of directors. The payment of dividends by Auburn Bancorp, Inc. is limited by law and applicable regulation. See “Dividend Policy.” The holders of common stock of Auburn Bancorp, Inc. will be entitled to receive and share equally in dividends declared by the board of directors of Auburn Bancorp, Inc. If Auburn Bancorp, Inc. issues preferred stock, the holders of the preferred stock may have a priority over the holders of the common stock with respect to dividends.

          Voting Rights. After the reorganization, the holders of common stock of Auburn Bancorp, Inc. will possess exclusive voting rights in Auburn Bancorp, Inc. They will elect Auburn Bancorp, Inc.’s board of directors and act on other matters as are required to be presented to them under federal law or as are otherwise presented to them by the board of directors. Except as discussed in “Restrictions on Acquisition of Auburn Bancorp, Inc.,” each holder of common stock will be entitled to one vote per share and will not have any right to cumulate votes in the election of directors. If Auburn Bancorp, Inc. issues preferred stock, holders of Auburn Bancorp, Inc. preferred stock may also possess voting rights.

          Liquidation. If there is any liquidation, dissolution or winding up of Auburn Savings Bank, Auburn Bancorp, Inc., as the sole holder of Auburn Savings Bank’s capital stock, would be entitled to receive all of Auburn Savings Bank’s assets available for distribution after payment or provision for payment of all debts and liabilities of Auburn Savings Bank, including all deposit accounts and accrued interest. Upon liquidation, dissolution or winding up of Auburn Bancorp, Inc., the holders of its common stock would be entitled to receive all of the assets of Auburn Bancorp, Inc. available for distribution after payment or provision for payment of all its debts and liabilities. If Auburn Bancorp, Inc. issues preferred stock, the preferred stock holders may have a priority over the holders of the common stock upon liquidation or dissolution.

          Preemptive Rights; Redemption. Holders of the common stock of Auburn Bancorp, Inc. will not be entitled to preemptive rights with respect to any shares that may be issued. The common stock cannot be redeemed.

Preferred Stock

          Auburn Bancorp, Inc. will not issue any preferred stock in the stock offering and it has no current plans to issue any preferred stock after the stock offering. Preferred stock may be issued with designations, powers, preferences and rights as the board of directors may from time to time determine. The board of directors can, without stockholder approval, issue preferred stock with voting, dividend, liquidation and conversion rights that could dilute the voting strength of the holders of the common stock and may assist management in impeding an unfriendly takeover or attempted change in control.

          Any issuance of preferred stock could have an adverse effect on the voting and other rights of holders of common stock. Each series of preferred stock issued after the conversion may rank senior to shares of common stock with respect to dividend rights and liquidation preferences, may have full, limited or no voting rights and may be convertible into shares of common stock.

           If preferred stock is issued in the future, Auburn Bancorp, Inc. will not offer preferred stock to promoters except on the same terms as it is offered to all other existing stockholders or to new stockholders; or the issuance will be approved by a majority of Auburn Bancorp, Inc.’s independent directors who do not have an interest in the transaction and have access, at Auburn Bancorp, Inc.’s expense, to Auburn Bancorp, Inc.’s or independent legal counsel.

TRANSFER AGENT AND REGISTRAR

          The transfer agent and registrar for our common stock will be Registrar and Transfer Company.

REGISTRATION REQUIREMENTS

          We have registered our common stock with the Securities and Exchange Commission under Section 12(g) of the Securities Exchange Act of 1934, as amended, and will not deregister our common stock for a period of at least three years following the stock offering. As a result of registration, the proxy and tender offer rules, insider trading reporting and restrictions, annual and periodic reporting and other requirements of that statute will apply.

LEGAL AND TAX OPINIONS

          The legality of our common stock has been passed upon for us by Nutter, McClennen & Fish, LLP, Boston, Massachusetts. The federal tax consequences of the reorganization and stock offering have been opined upon by Nutter, McClennen & Fish, LLP and the state tax consequences of the reorganization and stock offering have been opined upon by Berry, Dunn, McNeil & Parker. Nutter, McClennen & Fish, LLP and Berry, Dunn, McNeil & Parker have consented to the references to their opinions in this prospectus. Certain legal matters will be passed upon for Keefe, Bruyette & Woods, Inc. by Luse Gorman Pomerenk & Schick, PC, Washington, DC.

EXPERTS

          The financial statements of Auburn Savings Bank as of June 30, 2007 and for the fiscal year ended June 30, 2007 included in this prospectus and in the registration statement have been audited by Berry, Dunn, McNeil & Parker, Portland, Maine, an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in the registration statement (which report expresses an unqualified opinion), and has been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

          The financial statements of Auburn Savings Bank as of June 30, 2006 and for the fiscal year ended June 30, 2006 included in this prospectus and in the registration statement have been audited by Baker Newman Noyes, LLC, Portland, Maine, an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in the registration statement (which report expresses an unqualified opinion), and has been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

          On September 19, 2006, we appointed Berry, Dunn, McNeil & Parker as our independent accountants and dismissed Baker Newman Noyes, LLC, which had performed an audit of our financial statements as of and for the year ended June 30, 2006. The Board of Directors participated in and approved decision to change independent accountants.

          Baker Newman Noyes, LLC’s report on our financial statements as of and for the fiscal year ended June 30, 2006 did not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles. During the fiscal years ended June 30, 2006 and 2005 and through September 19, 2006, there were no disagreements with Baker Newman Noyes, LLC on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Baker Newman Noyes, LLC, would have caused them to make reference to the subject matter of the disagreements in its reports.

          Auburn Bancorp, Inc. requested that Baker Newman Noyes, LLC furnish it with a letter addressed to the Securities and Exchange Commission stating whether or not it agrees with the above statements. A copy of such letter, dated March 12, 2008 is filed as an exhibit to our Registration Statement under the Securities Act of 1933.

          Keller & Company, Inc. has consented to the summary in this prospectus of its report to us setting forth its opinion as to our estimated pro forma market value and to the use of its name and statements with respect to it appearing in this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

          We have filed with the Securities and Exchange Commission a registration statement under the Securities Act of 1933, as amended, that registers the common stock offered in the stock offering. This prospectus forms a part of the registration statement. The registration statement, including the exhibits, contains additional relevant information about us and our common stock. The rules and regulations of the Securities and Exchange Commission allow us to omit certain information included in the registration statement from this prospectus. You may read and copy the registration statement at the Securities and Exchange Commission’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the Securities and Exchange Commission’s public reference rooms. The registration statement also is available to the public from commercial document retrieval services and at the Internet World Wide Website maintained by the Securities and Exchange Commission at “http://www.sec.gov.”

          Auburn Bancorp, Inc. has filed an application for approval of the plan of reorganization and stock issuance plan with the Office of Thrift Supervision. This prospectus omits certain information contained in the application. The application may be inspected, without charge, at the offices of the Office of Thrift Supervision, 1700 G Street, NW, Washington, D.C. 20552 and at the offices of the Regional Director of the Office of Thrift Supervision at the Northeast Regional Office of the Office of Thrift Supervision, Harborside Financial Center Plaza Five, Suite 1600, Jersey City, New Jersey 07311.

          A copy of the plan of reorganization and stock issuance plan and Auburn Bancorp, Inc.’s charter and bylaws are available without charge from Auburn Savings Bank.

          The appraisal report of Keller & Company, Inc. has been filed as an exhibit to our registration statement and to our application to the Office of Thrift Supervision. Portions of the appraisal report were filed electronically with the Securities and Exchange Commission and are available on its website as described above. The entire appraisal report is available at the public reference room of the Securities and Exchange Commission and the offices of the Office of Thrift Supervision as described above.

Auburn Bancorp, Inc. is in formation and has no operations. Thus, no separate financial statements are presented.

All financial statement schedules are omitted because the required information is either not applicable or is shown in the financial statements or is included in the notes thereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Auburn Savings Bank, FSB

We have audited the accompanying balance sheet of Auburn Savings Bank, FSB as of June 30, 2007, and the related statements of income, changes in capital and cash flows for the year then ended. These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Auburn Savings Bank, FSB as of June 30, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Berry, Dunn, McNeil & Parker

Portland, Maine
September 10, 2007
(except for Note 15, for which the report date is March 12, 2008)

INDEPENDENT AUDITORS’ REPORT

The Board of Directors
Auburn Savings Bank, F.S.B.
Auburn, Maine

We have audited the accompanying balance sheet of Auburn Savings Bank, F.S.B. (the Bank) as of June 30, 2006, and the related statements of income, changes in capital and cash flows for the year then ended. These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Auburn Savings Bank, F.S.B. as of June 30, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Portland, Maine	/s/ Baker Newman & Noyes
August 10, 2006	Limited Liability Company

AUBURN SAVINGS BANK, FSB

Balance Sheets

December 31, 2007 (Unaudited),
June 30, 2007 and 2006

		June 30,
	December 31,
	2007	2007	2006

	(Unaudited)
ASSETS

Cash and due from banks	$1,255,439	$884,546	$2,450,887
Interest-bearing deposits	602,753	2,528,784	187,078

Total cash and cash equivalents	1,858,192	3,413,330	2,637,965

Certificates of deposit	1,965,150	594,000	795,501

Investment securities available for sale	1,706,658	2,364,564	3,454,822

Federal Home Loan Bank stock, at cost	901,100	901,100	1,016,700

Loans	54,784,446	53,116,112	54,139,864
Less allowance for loan losses	309,214	317,580	290,472

Net loans	54,475,232	52,798,532	53,849,392

Property and equipment, net	1,968,795	2,001,115	2,100,498

Foreclosed real estate	124,404	—	—
Accrued interest receivable
Investments	18,149	23,885	28,913
Mortgage-backed securities	2,399	2,566	3,602
Loans	254,778	251,082	215,180
Prepaid expenses and other assets	183,325	54,270	66,954

Total assets	$63,458,182	$62,404,444	$64,169,527

LIABILITIES AND CAPITAL

Liabilities
Deposits	$44,990,765	$44,878,926	$45,009,342
Federal Home Loan Bank advances	13,650,000	12,900,000	14,750,000
Accrued interest and other liabilities	225,032	127,207	183,218
Deferred income taxes	111,240	148,510	63,552

Total liabilities	58,977,037	58,054,643	60,006,112

Commitments and contingencies (Notes 6, 8 through 12)

Capital
Retained earnings	4,499,427	4,362,193	4,242,211
Accumulated other comprehensive loss	(18,282)	(12,392)	(78,796)

Total capital	4,481,145	4,349,801	4,163,415

Total liabilities and capital	$63,458,182	$62,404,444	$64,169,527

The accompanying notes are an integral part of these financial statements.

AUBURN SAVINGS BANK, FSB

Statements of Income

Six Months Ended December 31, 2007 and 2006 (Unaudited) and
Years Ended June 30, 2007 and 2006

	Six Months Ended December 31,		Years Ended June 30,

	2007	2006	2007	2006

	(Unaudited)

Interest and dividend income
Interest on loans	$1,860,600	$1,811,738	$3,615,936	$3,202,011
Interest on investments and other interest-bearing deposits	132,829	107,856	227,223	214,724
Dividends on Federal Home Loan Bank stock	29,366	33,174	64,588	47,995

Total interest and dividend income	2,022,795	1,952,768	3,907,747	3,464,730

Interest expense
Interest on deposits and escrow accounts	867,358	790,640	1,619,026	1,193,004
Interest on Federal Home Loan Bank advances	355,248	370,382	720,320	717,144

Total interest expense	1,222,606	1,161,022	2,339,346	1,910,148

Net interest income	800,189	791,746	1,568,401	1,554,582

Provision for (recovery of) loan losses	(7,024)	18,000	34,000	61,500

Net interest income after provision for (recovery of) loan losses	807,213	773,746	1,534,401	1,493,082

Non-interest income
Net gain (loss) on sales of loans	9,325	11,646	18,872	(2,604)
Net gain (loss) on sales of investments	—	4,096	3,186	(772)
Other noninterest income	67,644	36,226	89,976	85,955

Total non-interest income	76,969	51,968	112,034	82,579

Non-interest expenses
Salaries and employee benefits	429,715	405,540	814,900	763,815
Occupancy expense	52,066	55,274	104,602	97,594
Depreciation	51,931	60,387	116,550	121,378
Federal insurance premiums	2,559	2,265	5,386	5,458
Computer charges	73,319	64,806	134,828	122,081
Advertising expense	23,225	16,249	35,543	36,082
Consulting expense	18,975	8,850	26,378	35,654
Other operating expenses	112,899	113,050	238,311	231,400

Total non-interest expenses	764,689	726,421	1,476,498	1,413,462

Income before income taxes	119,493	99,293	169,937	162,199

Income tax expense	35,700	29,800	49,955	36,000

Net income	$83,793	$69,493	$119,982	$126,199

The accompanying notes are an integral part of these financial statements.

AUBURN SAVINGS BANK, FSB

Statements of Changes in Capital

Six Months Ended December 31, 2007 (Unaudited) and
Years Ended June 30, 2007 and 2006

	Retained Earnings	Accumulated Other Comprehensive Loss	Total

Balance, June 30, 2005	$4,116,012	$(21,317)	$4,094,695

Comprehensive income
Net income	126,199	—	126,199
Other comprehensive loss
Unrealized holding losses on securities, net of taxes of $(36,720)	—	(71,279)	(71,279)
Less reclassification adjustment for items included in net income, net of taxes of $7,109	—	13,800	13,800

Total comprehensive income	126,199	(57,479)	68,720

Balance, June 30, 2006	4,242,211	(78,796)	4,163,415

Comprehensive income
Net income	119,982	—	119,982
Other comprehensive income
Unrealized holding gains on securities, net of taxes of $31,406	—	60,961	60,961
Less reclassification adjustment for items included in net income, net of taxes of $2,804	—	5,443	5,443

Total comprehensive income	119,982	66,404	186,386

Balance, June 30, 2007	4,362,193	(12,392)	4,349,801

Comprehensive income
Net income	83,793	—	83,793
Other comprehensive loss
Unrealized holding losses on securities, net of taxes of $(3,034)	—	(5,890)	(5,890)

Total comprehensive income	83,793	(5,890)	77,903

Effect of adoption of SFAS No. 156, net of tax effect of $17,812	53,441	—	53,441

Balance, December 31, 2007 (unaudited)	$4,499,427	$(18,282)	$4,481,145

The accompanying notes are an integral part of these financial statements.

AUBURN SAVINGS BANK, FSB

Statements of Cash Flows

Six Months Ended December 31, 2007 and 2006 (Unaudited) and
Years Ended June 30, 2007 and 2006

	Six Months Ended December 31,		Years Ended June 30,

	2007	2006	2007	2006

Cash flows from operating activities
Net income	$83,794	$69,493	$119,982	$126,199
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	51,931	60,387	116,550	121,378
Net amortization of premiums on investment securities available for sale	(76)	12,160	11,433	20,137
Provision for (recovery of) loan losses	(7,024)	18,000	34,000	61,500
Deferred income tax expense (benefit)	(61,706)	32,700	50,748	65,407
(Gain) loss on investments	—	(4,096)	(3,186)	772
(Gain) loss on sales of loans	(9,325)	(11,646)	(18,872)	2,604
Loss on disposal of property and equipment	—	—	864	—
Net (increase) decrease in prepaid expenses and other assets	(167,201)	2,153	(17,260)	(339)
Net (increase) decrease in accrued interest receivable	2,207	(23,922)	(29,838)	(35,328)
Net increase (decrease) in accrued interest and other liabilities	125,298	(44,827)	(56,011)	(11,794)

Net cash provided by operating activities	17,898	110,402	208,410	350,536

Cash flows from investing activities
Purchase of investment securities available for sale	(576,519)	—	—	(1,250,000)
Proceeds from sales of investment securities available for sale	—	754,096	886,896	—
Proceeds from maturities and principal paydowns on investment securities available for sale	1,225,574	143,026	287,237	389,134
Net proceeds from maturities of (investments in) certificates of deposit	(1,371,150)	(99,744)	201,501	788,499
Net decrease (increase) in loans to customers	(1,693,170)	1,777,125	1,074,168	(5,787,472)
Proceeds from redemption of Federal Home Loan Bank stock	—	92,800	115,600	42,200
Purchases of property and equipment	(19,611)	(10,229)	(18,031)	(65,410)

Net cash provided (used) by investing activities	(2,434,876)	2,657,075	2,547,371	(5,883,049)

Cash flows from financing activities
Advances from Federal Home Loan Bank	1,521,000	7,300,000	4,000,000	4,000,000
Repayment of advances from the Federal Home Loan Bank	(771,000)	(9,850,000)	(5,850,000)	(2,650,000)
Net increase (decrease) in deposits	111,840	226,760	(130,416)	3,531,190

Net cash provided (used) by financing activities	861,840	(2,323,240)	(1,980,416)	4,881,190

Net increase (decrease) in cash and cash equivalents	(1,555,138)	444,237	775,365	(651,323)

Cash and cash equivalents, beginning of year	3,413,330	2,637,964	2,637,965	3,289,288

Cash and cash equivalents, end of year	$1,858,192	$3,082,201	$3,413,330	$2,637,965

Supplementary cash flow information:
Cash paid during the year for:
Interest	$1,227,932	$1,152,258	$2,338,110	$1,901,502

Taxes	$10,000	$21,876	$46,076	$38,842

The accompanying notes are an integral part of these financial statements.

AUBURN SAVINGS BANK, FSB

Notes to Financial Statements

Six Months Ended December 31, 2007 and 2006 (Unaudited) and the
Years Ended June 30, 2007 and 2006

Nature of Business

Effective July 1, 2006, the Bank converted from a state to a federal charter and changed its name from Auburn Savings and Loan Association to Auburn Savings Bank, FSB (the “Bank”). The Bank grants residential, consumer and commercial loans to customers primarily throughout the Lewiston/Auburn, Maine area. The Bank is subject to competition from other financial institutions. The Bank is subject to the regulations of certain federal agencies and undergoes periodic examinations by those regulatory authorities.

1.	Summary of Significant Accounting Policies

The accounting policies of the Bank are in conformity with accounting principles generally accepted in the United States of America and general practices within the banking industry. The following is a description of the significant accounting policies.

Basis of Presentation

The financial information included herein as of December 31, 2007, and for the interim periods ended December 31, 2007 and 2006, is unaudited; however, in the opinion of management, the information reflects all adjustments, consisting of normal recurring adjustments, that are necessary for a fair presentation. The results shown for the six months ended December 31, 2007 and 2006 are not necessarily indicative of the results to be obtained for a full year.

Use of Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses. In connection with the determination of the allowance for loan losses, management obtains independent appraisals for significant properties.

AUBURN SAVINGS BANK, FSB

Notes to Financial Statements

Significant Group Concentrations of Credit Risk

A substantial portion of loans are secured by real estate in the Lewiston/Auburn, Maine area. Accordingly, the ultimate collectability of a substantial portion of the Bank’s loan portfolio is susceptible to changes in market conditions in the Lewiston/Auburn, Maine area.

The Bank’s policy for requiring collateral is to obtain security in excess of the amount borrowed. The amount of collateral obtained is based on management’s credit evaluation of the borrower. The Bank requires appraisals of real property held as collateral. For consumer loans, collateral varies depending on the purpose of the loan. Collateral held for commercial loans consists primarily of real estate.

Cash and Cash Equivalents

For purposes of the statements of cash flows, cash and cash equivalents include cash and due from banks and interest-bearing deposits.

The Bank’s due from bank accounts, at times, may exceed federally insured limits. The Bank has not experienced any losses in such accounts. The Bank believes it is not exposed to any significant risk on cash and cash equivalents.

Securities

The Bank classifies its investments as available for sale. These assets are recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income or loss.

Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Declines in the fair value of investment securities available for sale below their cost that are deemed to be other-than-temporary are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Bank to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

Federal Home Loan Bank Stock

Federal Home Loan Bank (FHLB) stock is a non-marketable equity security carried at cost and evaluated for impairment.

AUBURN SAVINGS BANK, FSB

Notes to Financial Statements

Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method over the contractual life of the loans .

Loans past due 30 days or more are considered delinquent. The accrual of interest on mortgage and commercial loans is discontinued at the time the loan is 90 days delinquent unless the credit is well secured and in process of collection. Consumer loans are typically charged off no later than 180 days past due. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income. Cash payments on these loans are applied to principal balances until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Loans Held for Sale

Loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income.

Allowance for Loan Losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectability of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the collectability of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of specific and general components. The specific component relates to loans that are classified as impaired, whereby an allowance is established when the discounted cash flows, collateral value or observable market price of the impaired loan is lower than the carrying value of that loan. The general component relates to pools of non-impaired loans and is based on historical loss experience adjusted for qualitative factors.

AUBURN SAVINGS BANK, FSB

Notes to Financial Statements

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Bank does not separately identify individual consumer and residential loans for impairment disclosures.

Credit Related Financial Instruments

In the ordinary course of business, the Bank has entered into commitments to extend credit. Such financial instruments are recorded in the financial statements when they are funded.

Loan Servicing

The Bank adopted Statement of Financial Accounting Standards (SFAS) No. 156, Accounting for Servicing of Financial Assets – an amendment to FASB Statement No. 140, on July 1, 2007. In accordance with SFAS No. 156, the Bank capitalizes mortgage servicing rights at their fair value upon sale of the related loans. Capitalized servicing rights are reported in other assets and are amortized into noninterest income in proportion to, and over the period of, the estimated future net servicing income of the underlying financial assets. Servicing assets are evaluated for impairment based upon the fair value of the rights as compared to amortized cost. The effect of capitalizing loan servicing rights for loans sold and serviced was recorded as a cumulative effect adjustment at July 1, 2007.

Premises and Equipment

Land is carried at cost. Buildings, furniture and fixtures, and land improvements are carried at cost, less accumulated depreciation computed on the declining balance and straight-line methods over the estimated useful lives of the assets.

AUBURN SAVINGS BANK, FSB

Notes to Financial Statements

Foreclosed Real Estate

Real estate properties acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in net expenses from foreclosed real estate.

Income Taxes

Deferred income tax assets and liabilities are determined using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws.

Derivative Financial Instruments

The Bank has limited exposure to derivative financial instruments. In 2006, the Bank entered into an interest rate floor and an interest rate cap agreement to manage its interest rate risk for movement in interest rates. The Bank does not enter into derivative financial instruments for trading or speculative purposes.

The Bank accounts for the interest rate floor and cap at fair value in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended. The Bank does not use hedge accounting for the cap and floor and, therefore, changes in fair value of the agreements are reported in the statements of income. At December 31, 2007 (unaudited), June 30, 2007 and 2006, the fair value of the interest rate floor and cap is $12,188, $2,624 and $15,473, respectively, and is included on the balance sheet in prepaid expenses and other assets.

Comprehensive Income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on investment securities available for sale, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

Advertising

Advertising costs are expensed as incurred.

AUBURN SAVINGS BANK, FSB

Notes to Financial Statements

Reclassifications

Certain amounts in the 2006 financial statements have been reclassified to conform to the 2007 presentation.

Impact of Recent Accounting Standards

On February 15, 2007, the Financial Accounting Standards Board (FASB) issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, which provides companies with an option to report selected financial assets and liabilities at fair value. SFAS No. 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. This Statement is effective for the Bank’s 2009 fiscal year, with early adoption permitted for the Bank’s 2008 fiscal year, provided that the Bank also adopts SFAS No. 157 for fiscal year 2008. Management is currently evaluating the potential impacts of adopting this Statement on its financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. This Statement defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement is effective for the Bank on July 1, 2008, with earlier adoption permitted for fiscal year 2008, and is not expected to have a material impact on the Bank’s financial statements. In February 2008, FASB issued FASB Staff Position (FSP) No. 157-2 which delays by one year the effective date of SFAS No. 157 for certain types of nonfinancial assets and nonfinancial liabilities.

In July 2006, the FASB issued Financial Accounting Standards Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement attributable for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognizing, classification, interest and penalties, accounting in interim periods, disclosures and transitions. FIN 48 was effective for the Bank on July 1, 2007, and did not have a material impact on the Bank’s financial statements.

AUBURN SAVINGS BANK, FSB

Notes to Financial Statements

In March 2006, the FASB issued SFAS No. 156, Accounting for Servicing of Financial Assets – an Amendment of FASB Statement No. 140. The Statement amends SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, with respect to the accounting for separately recognized servicing assets and servicing liabilities. Consistent with SFAS No. 140, SFAS No. 156 requires companies to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract. However, the Statement permits a company to choose either the amortized cost method or fair value measurement method for each class of separately recognized servicing assets. The Statement is effective as of the beginning of a company’s first fiscal year after September 15, 2006. Earlier adoption is permitted as of the beginning of an entity’s fiscal year, provided the entity has not yet issued financial statements, including interim financial statements. The Bank adopted SFAS No. 156 on July 1, 2007 using the amortized cost method, and the adoption of this Statement did not have a material impact on its financial statements.

2.	Cash and Due from Banks

The Bank is required to maintain certain reserves of vault cash or deposits with the Federal Reserve Bank. The amount of this reserve requirement, included in cash and due from banks, was approximately $250,000, $250,000 and $400,000 as of December 31, 2007 (unaudited), June 30, 2007 and 2006, respectively.

3.	Securities

The amortized cost and fair value of investment securities available for sale, with gross unrealized gains and losses, are as follows:

December 31, 2007 (Unaudited)

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

Corporate bonds	$986,887	$—	$(8,187)	$978,700
FHLMC mortgage-backed securities	141,801	358	(379)	141,780
FNMA mortgage- backed securities	384,984	2,092	(1,208)	385,868
Small Business Administration mortgage -backed securities	120,630	—	(4,370)	116,260
FHLMC common stock	40,980	—	(6,910)	34,070
FNMA common stock	49,078	—	(9,098)	39,980
Corporate common stock	10,000	—	—	10,000

Total investment securities available for sale	$1,734,360	$2,450	$(30,152)	$1,706,658

AUBURN SAVINGS BANK, FSB

Notes to Financial Statements

June 30, 2007

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

U.S. Government sponsored enterprise obligations	$650,000	$—	$(1,816)	$648,184
Corporate bonds	998,876	—	(6,694)	992,182
FHLMC mortgage-backed securities	151,140	72	(1,079)	150,133
FNMA mortgage -backed securities	449,827	339	(7,455)	442,711
Small Business Administration mortgage-backed securities	123,496	286	(2,428)	121,354
Corporate common stock	10,000	—	—	10,000

Total investment securities available for sale	$2,383,339	$697	$(19,472)	$2,364,564

June 30, 2006

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

U.S. Government sponsored enterprise obligations	$650,000	$—	$(8,895)	$641,105
Corporate bonds	999,839	—	(23,049)	976,790
FHLMC mortgage- backed securities	208,334	—	(7,394)	200,940
FNMA mortgage-backed securities	640,294	—	(22,618)	617,676
Small Business Administration mortgage- backed securities	182,034	—	(1,423)	180,611
FHLMC preferred stock	750,000	—	(18,500)	731,500
FHLMC common stock	133,710	—	(37,510)	96,200
Corporate common stock	10,000	—	—	10,000

Total investment securities available for sale	$3,574,211	$—	$(119,389)	$3,454,822

AUBURN SAVINGS BANK, FSB

Notes to Financial Statements

Investments with a fair value of approximately $1,632,608 and $2,364,564 at December 31, 2007 (unaudited) and June 30, 2007, respectively, are held in a custody account to secure certain deposits.

The amortized cost and fair value of debt securities by contractual maturity follow. Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	December 31, 2007		June 30, 2007

	Amortized	Fair	Amortized	Fair
	Cost	Value	Cost	Value

	(Unaudited)

One year or less	$499,299	$496,715	$—	$—
Over 1 year through 5 years	487,588	481,985	123,496	121,353
After 5 years through 10 years	11,146	11,250	1,648,876	1,640,367
More than 10 years	109,484	105,010	—	—

	1,107,517	1,094,960	1,772,372	1,761,720
Mortgage-backed securities	526,785	527,648	600,967	592,844

	$1,634,302	$1,622,608	$2,373,339	$2,354,564

AUBURN SAVINGS BANK, FSB

Notes to Financial Statements

Information pertaining to securities with gross unrealized losses at December 31, 2007 (unaudited), June 30, 2007 and 2006, aggregated by investment category and length of time that individual securities have been in a continuous loss position, follows:

	Less Than 12 Months		12 Months or Greater		Total

	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses

December 31, 2007 (Unaudited)
Corporate bonds	$481,985	$5,602	$496,715	$2,585	$978,700	$8,187
FHLMC mortgage-backed securities	—	—	57,185	379	57,185	379
FNMA mortgage-backed securities	21,228	14	151,539	1,194	172,767	1,208
Small Business Administration mortgage- backed securities	—	—	116,260	4,370	116,260	4,370
FHLMC common stock	34,070	6,910	—	—	34,070	6,910
FNMA common stock	39,980	9,098	—	—	39,980	9,098

Total	$577,263	$21,624	$821,699	$8,528	$1,398,962	$30,152

June 30, 2007
U.S. Government sponsored enterprise obligations	$—	$—	$648,184	$1,816	$648,184	$1,816
Corporate bonds	—	—	992,182	6,694	992,182	6,694
FHLMC mortgage-backed securities	—	—	133,247	1,079	133,247	1,079
FNMA mortgage- backed securities	21,092	76	352,868	7,379	373,960	7,455
Small Business Administration mortgage -backed securities	—	—	109,220	2,428	109,220	2,428

Total	$21,092	$76	$2,235,701	$19,396	$2,256,793	$19,472

June 30, 2006
U.S. Government sponsored enterprise obligations	$641,105	$8,895	$—	$—	$641,105	$8,895
Corporate bonds	976,790	23,049	—	—	976,790	23,049
FHLMC mortgage-backed securities	72,416	1,964	128,524	5,430	200,940	7,394
FNMA mortgage- backed securities	55,063	1,284	562,613	21,334	617,676	22,618
Small Business Administration mortgage -backed securities	19,858	14	160,753	1,409	180,611	1,423
FHLMC preferred stock	—	—	731,500	18,500	731,500	18,500
FHLMC common stock	—	—	96,200	37,510	96,200	37,510

Total	$1,765,232	$35,206	$1,679,590	$84,183	$3,444,822	$119,389

AUBURN SAVINGS BANK, FSB

Notes to Financial Statements

Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Bank to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

At December 31, 2007, (unaudited), nine debt securities with unrealized losses have depreciated 1% in total from the amortized cost basis. These unrealized losses related principally to current interest rates for similar types of securities compared to the underlying yields on these securities. In addition, the Bank had two U.S. Government sponsored enterprise common stock securities with unrealized losses of $16,008, which is attributed to normal market fluctuations. At June 30, 2007, the fifteen debt securities with unrealized losses have depreciated 1% in total from the amortized cost basis. These unrealized losses related principally to current interest rates for similar types of securities compared to the underlying yields on these securities. At June 30, 2006, unrealized losses in the debt securities portfolio were also a result of changes in market interest rates. In addition, the Bank had three preferred stock securities and two common stock securities with unrealized losses of $18,500 and $37,510, respectively, which is attributed to normal market fluctuations. In analyzing an issuer’s financial condition, management considers whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies have occurred, and the results of reviews of the issuer’s financial condition and its ability to hold such securities. Management does not believe any of the Bank’s available for sale securities are other-than-temporarily impaired at December 31, 2007 (unaudited) and June 30, 2007 and 2006. here were no sales of securities available for sale during the six months ended December 31, 2007.

For the years ended June 30, 2007 and 2006, proceeds from sales of securities available for sale amounted to $886,896 and $0, respectively. Gross realized gains amounted to $4,096 and $391, respectively. Gross realized losses amounted to $910 and $1,163, respectively. For the six months ended December 31, 2006, proceeds from sales of securities available for sale amounted to $754,096. Gross realized gains amounted to $4,096 and there were no gross realized losses for the six months ended December 31, 2006.

AUBURN SAVINGS BANK, FSB

Notes to Financial Statements

4.	Loans

A summary of the balances of loans follows:

		June 30,
	December 31,
	2007	2007	2006

	(Unaudited)

First mortgage loans on real estate
Residential 1-4 family	$31,424,198	$31,817,309	$33,366,259
Commercial	1,580,594	1,608,310	1,166,667
Construction	1,980,100	442,000	1,677,600
Undisbursed portion of construction loans	(705,757)	(89,555)	(695,255)

Subtotal	34,279,135	33,778,064	35,515,271

Commercial loans and commercial construction	9,140,449	7,766,583	7,778,659

Consumer and other loans
Automobile	292,791	252,943	240,135
Equity lines of credit and home improvement loans	10,909,323	11,123,037	10,402,450
Secured by deposits	51,849	59,116	147,261
Personal	42,341	26,041	15,296
Other	143,398	145,022	108,305

Subtotal	11,439,702	11,606,159	10,913,447

	54,859,286	53,150,806	54,207,377

Less: Allowance for loans losses	309,214	317,580	290,472
Net deferred loan fees	74,840	34,694	67,513

Loans, net	$54,475,232	$52,798,532	$53,849,392

Nonaccrual loans amounted to $0, $0 and $95,015 at December 31, 2007 (unaudited) and June 30, 2007 and 2006, respectively. Interest income, which would have been recognized on these loans if interest had been accrued, was not significant at June 30, 2006. There were no loans 90 days past due and still accruing interest at December 31, 2007 (unaudited) and June 30, 2007 and 2006.

AUBURN SAVINGS BANK, FSB

Notes to Financial Statements

An analysis of the allowance for loan losses follows:

	December 31,	Years Ended June 30,

	2007	2007	2006

	(Unaudited)

Balance at beginning of year	$317,580	$290,472	$238,356
Provision for (recovery of) loan losses	(7,024)	34,000	61,500
Loans charged off	(1,342)	(1,276)	(9,384)
Reclassification	—	(5,616)	—

Balance at end of year	$309,214	$317,580	$290,472

There were no impaired loans , as defined by SFAS No. 114, at December 31, 2007 (unaudited), June 30, 2007 and 2006, respectively.

The Bank was servicing for others mortgage loans of approximately $9,500,000, $ 9,600,000, $ 9,500,000, and $8,300,000 at December 31, 2007 (unaudited), December 31, 2006 (unaudited), June 30, 2007 and 2006, respectively.

Mortgage servicing rights for mortgage loans sold are not material to the financial statements and, therefore, have not been capitalized as of June 30, 2007 and 2006. Mortgage servicing rights capitalized during the six months ended December 31, 2007 was $2,430 (unaudited) and the balance of mortgage servicing rights at December 31, 2007 was $72,803 (unaudited). Fair value approximates book value at December 31, 2007 (unaudited).

There were no loans held for sale at December 31, 2007 (unaudited), June 30, 2007 and 2006.

5.	Property and Equipment

A summary of the cost and accumulated depreciation of property and equipment is as follows:

	December 31,	Years Ended June 30,

	2007	2007	2006

	(Unaudited)

Land and land improvements	$407,780	$404,436	$399,056
Buildings	1,933,379	1,924,374	1,922,441
Furniture and fixtures	512,641	505,379	507,914

	2,853,800	2,834,189	2,829,411
Less accumulated depreciation	885,005	833,074	728,913

Net property and equipment	$1,968,795	$2,001,115	$2,100,498

AUBURN SAVINGS BANK, FSB

Notes to Financial Statements

Following is a summary of estimated useful lives by asset category:

Estimated Useful Lives (Years)

Land and land improvements	15
Buildings	5 - 40
Furniture and fixtures	1 - 10

6.	Deposits

A summary of deposit balances, by type, follows:

	December 31,	Years Ended June 30,

	2007	2007	2006

	(Unaudited)

Demand accounts	$2,198,816	$2,791,567	$4,002,049
Money market accounts	8,487,452	9,339,445	11,104,959
NOW accounts	1,980,216	2,240,626	1,293,842
Savings accounts	2,609,371	2,601,241	2,848,800
Certificates of deposit	18,940,973	20,779,185	18,507,055
Certificates of deposit, $100,000 and over	10,773,937	7,126,862	7,252,637

Total deposits	$44,990,765	$44,878,926	$45,009,342

The scheduled maturities of time deposits as of December 31, 2007 and June 30, 2007 are as follows:

	December 31,	June 30,
	2007	2007

	(Unaudited)

2008	$15,216,461	$23,444,447
2009	12,705,658	4,024,775
2010	1,369,698	372,979
2011	77,903	53,436
2012	22,372	10,410
2013	322,818	—

	$29,714,910	$27,906,047

AUBURN SAVINGS BANK, FSB

Notes to Financial Statements

A summary of interest expense on deposits is as follows:

	Six Months Ended
	December 31,		Years Ended June 30,

	2007	2006	2007	2006

	(Unaudited)
Demand accounts	$2,063	$1,992	$3,901	$3,118
Money market accounts	155,819	167,220	325,808	258,645
NOW accounts	6,608	1,609	5,060	2,230
Savings accounts	10,606	11,576	22,067	25,087
Certificates of deposit	692,262	608,243	1,262,190	903,924

	$867,358	$790,640	$1,619,026	$1,193,004

The Bank maintains collateralization agreements with certain depositors whereby those deposits in excess of the $100,000 federally insured limit are secured by an interest in the Bank’s investment instruments maintained in a custodial account held by one of the Bank’s custodians. As part of the collateralization agreement, the Bank agrees to maintain the value of the collateral in the custodial account at a minimum level at least equal to 100% of the uninsured portion of these deposits. At December 31, 2007 (unaudited) and June 30, 2007 and 2006, the value of the collateral in the custodial account was approximately $3,876,000, $3,860,000, and $5,338,000, respectively, and the uninsured portion of the deposits was approximately $4,030,000, $3,294,000, and $5,405,000, respectively. Subsequent to December 31, 2007, the Bank purchased $297,000 in certificates of deposit that provided additional collateral.

7.	Federal Home Loan Bank Advances

Pursuant to collateral agreements with the FHLB, advances are collateralized by all stock in the FHLB and qualifying first mortgages.

The Bank’s fixed-rate advances of $13,650,00, $12,900,000 and $14,750,000 at December 31, 2007 (unaudited), June 30, 2007 and 2006, respectively, mature through 2015. At December 31, 2007 (unaudited) and June 30, 2007 and 2006, the interest rates on fixed-rate advances ranged from 3.72 percent to 6.56 percent, 3.33 percent to 6.56 percent, and from 2.85 percent to 6.56 percent, respectively.

The Bank’s callable advance of $1,000,000 at December 31, 2007 (unaudited) and June 30, 2007 matures in 2012. The rate is based on the three-month London Interbank Offer Rate (LIBOR). At December 31, 2007 (unaudited) and June 30, 2007, the interest rate on this advance was 4.99 percent. The advance is callable on February 17, 2009 if LIBOR reaches 5.75 percent and quarterly thereafter through its maturity date.

At December 31, 2007 (unaudited), June 30, 2007 and 2006, the Bank also had $661,000 available under a long-term line of credit from the FHLB. There were no amounts drawn under this line at December 31, 2007 (unaudited) and June 30, 2007 and 2006.

AUBURN SAVINGS BANK, FSB

Notes to Financial Statements

The contractual maturities of advances are as follows:

		June 30,
	December 31,
	2007	2007	2006

	(Unaudited)

2007	$—	$—	$5,850,000
2008	1,000,000	1,750,000	1,750,000
2009	3,500,000	3,500,000	1,500,000
2010	5,750,000	5,500,000	4,500,000
2011	1,150,000	650,000	650,000
2012	1,500,000	1,000,000	—
Thereafter	750,000	500,000	500,000

Total	$13,650,000	$12,900,000	$14,750,000

8.	Income Taxes

Allocation of federal and state income taxes between current and deferred portions is as follows:

	Six Months Ended December 31,		Years Ended June 30,

	2007	2006	2007	2006

	(Unaudited)

Current tax provision (benefit)
Federal	$91,506	$(8,550)	$(6,993)	$(35,407)
State	5,900	5,650	6,200	6,000

	97,406	(2,900)	(793)	(29,407)

Deferred federal tax provision (benefit)	(61,706)	32,700	50,748	65,407

	$35,700	$29,800	$49,955	$36,000

AUBURN SAVINGS BANK, FSB

Notes to Financial Statements

The income tax provision differs from the expense that would result from applying federal statutory rates to income before income taxes, as follows:

	Six Months Ended December 31,		Years Ended June 30,

	2007	2006	2007	2006

	(Unaudited)

Expected income tax expense at federal tax rate (34%)	$40,628	$33,759	$57,779	$55,148

Increase (reduction) in income taxes resulting from:
Dividends received deduction	(116)	(3,134)	(6,268)	(8,705)
State tax, net of federal tax benefit	3,894	3,729	4,092	3,960
Other	(8,706)	(4,554)	(5,648)	(14,403)

Income tax expense	$35,700	$29,800	$49,955	$36,000

Effective income tax rate	29.9%	30.0%	29.4%	22.2%

The components of the net deferred tax liability, included in other assets, are as follows:

		June 30,
	December 31,
	2007	2007	2006

	(Unaudited)

Deferred tax assets:
Allowance for loan losses	$105,133	$107,977	$98,760
Expense accruals	5,573	9,548	1,828
Unrealized losses on available for sale securities	6,170	6,384	40,593
Other	7,761	7,276	—

Total deferred tax assets	124,637	131,185	141,181

Deferred tax liabilities:
Difference between tax and book bases of property and equipment	(146,914)	(214,102)	(166,261)
Deferred loan fees	(64,738)	(65,593)	(25,350)
Mortgage servicing rights	(24,225)	—	—
Other	—	—	(13,122)

Total deferred tax liabilities	(235,877)	(279,695)	(204,733)

Net deferred tax liability	$(111,240)	$(148,510)	$(63,552)

AUBURN SAVINGS BANK, FSB

Notes to Financial Statements

The Bank has sufficient refundable taxes paid in available carryback years to fully realize its recorded deferred tax assets.

The Bank used the percentage of taxable income bad debt deduction to calculate its bad debt expense for tax purposes as was permitted by the Internal Revenue Code. The cumulative effect of this deduction of approximately $421,000 is subject to recapture, if used for purposes other than to absorb loan losses. Deferred taxes of $143,000 have not been provided on this amount because the Bank does not intend to use the tax reserve other than to absorb loan losses.

9.	Financial Instruments with Off-Balance-Sheet Risk

The Bank is a party to credit related financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and lines of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheets.

The Bank’s exposure to credit loss is represented by the contractual amount of these commitments. The Bank follows the same credit policies in making commitments as it does for on -balance-sheet instruments.

At December 31, 2007 (unaudited) and June 30, 2007 and 2006, the following financial instruments were outstanding whose contract amounts represent credit risk:

		June 30,
	December 31,
	2007	2007	2006

	(Unaudited)
Commitments to originate loans	$2,180,000	$854,000	$1,490,000
Unadvanced portions of construction loans	707,000	90,000	695,000
Unadvanced portions of home equity loans	2,664,000	2,682,000	2,820,000
Unadvanced portions of commercial lines of credit	588,000	608,000	410,000

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The commitments for equity lines of credit may expire without being drawn upon. Unfunded commitments under commercial lines of credit are commitments for possible future extensions of credit to existing customers. These lines of credit are uncollateralized and usually do not contain a specified maturity date and may not be drawn upon to the total extent to which the Bank is committed. Therefore, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if it is deemed necessary by the Bank, is based on management’s credit evaluation of the customer.

AUBURN SAVINGS BANK, FSB

Notes to Financial Statements

Included in the above commitments to extend credit at December 31, 2007 were fixed rate commitments to grant loans of approximately $467,000 which expire in 60 days and $1,713,000 which expire in 30 days (unaudited). Interest rates on these fixed rate commitments range from 5.75% to 9.00%.

Included in the above commitments to extend credit at June 30, 2007 were fixed rate commitments to grant loans of approximately $854,000 which expire in 30 days. Interest rates on these fixed rate commitments range from 6.75% to 9.25%.

Included in the above commitments to extend credit at June 30, 2006 were fixed rate commitments to grant loans of approximately $475,000 which expire in 30 days. Interest rates on these fixed rate commitments range from 6.75% to 9.00%.

The Bank has sold mortgage loans to the FHLB with a total outstanding balance of $9,519,000 and $9,500,000 at December 31, 2007 (unaudited) and June 30, 2007, respectively. Under the terms of the agreement with the FHLB, the Bank has a limited recourse obligation to the FHLB in the event the borrower defaults. At December 31, 2007 (unaudited) and June 30, 2007, the maximum recourse obligation totaled approximately $259,000 and $229,000, respectively.

10.	Legal Contingencies

Various legal claims arise from time to time in the normal course of business which, in the opinion of management, will have no material effect on the Bank’s financial statements.

11.	Minimum Regulatory Capital Requirements

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy requires the Bank to maintain minimum amounts and ratios (set forth in the following table) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier 1 capital (as defined) to total assets (as defined). Management believes, as of December 31, 2007 (unaudited) and June 30, 2007 and 2006, that the Bank met all capital adequacy requirements to which they are subject.

As of December 31, 2007 (unaudited) and June 30, 2007, the most recent notification from the Office of Thrift Supervision categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the following tables. There are no conditions or events since the notification that management believes have changed the Bank’s category. The Bank’s actual capital amounts and ratios as of December 31, 2007 (unaudited) and June 30, 2007 and 2006 are also presented in the table.

AUBURN SAVINGS BANK, FSB

Notes to Financial Statements

	Actual		Minimum Capital Requirement		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions

	Amount	Ratio	Amount	Ratio	Amount	Ratio

December 31, 2007
(Unaudited)

Total capital to risk weighted assets	$4,554,000	11.97%	$3,044,800	8.00%	$3,806,000	10.00%

Tier 1 capital to risk weighted assets	$4,504,000	11.15%	$1,522,400	4.00%	$2,283,600	6.00%

Tier 1 capital to total assets	$4,504,000	7.09%	$2,540,000	4.00%	$3,175,000	5.00%

June 30, 2007

Total capital to risk weighted assets	$4,421,000	12.17%	$2,872,480	8.00%	$3,590,600	10.00%

Tier 1 capital to risk weighted assets	$4,360,000	11.29%	$1,436,240	4.00%	$2,154,360	6.00%

Tier 1 capital to total assets	$4,360,000	6.98%	$2,497,400	4.00%	$3,121,750	5.00%

June 30, 2006

Total capital to risk weighted assets	$4,118,000	11.20%	$2,952,800	8.00%	$3,691,000	10.00%

Tier 1 capital to risk weighted assets	$4,205,000	10.40%	$1,476,400	4.00%	$2,214,600	6.00%

Tier 1 capital to total assets	$4,205,000	6.50%	$2,571,040	4.00%	$3,213,800	5.00%

AUBURN SAVINGS BANK, FSB

Notes to Financial Statements

The following table presents a reconciliation of the Bank’s capital determined using accounting principles generally accepted in the United States of America (GAAP) and its regulatory capital amounts.

	December 31,	Years Ended June 30,

	2007	2007	2006

	(Unaudited)

Bank GAAP capital	$4,481,000	$4,350,000	$4,163,000
Net unrealized loss on certain securities available for sale, net of income taxes	23,000	10,000	42,000

Tier I Capital	4,504,000	4,360,000	4,205,000

Allowance for loan losses (excluding specific reserves)	309,000	318,000	285,000

Deduction for low-level recourse and residual interests	(259,000)	(257,000)	(372,000)

Total Risk-Based Capital	$4,554,000	$4,421,000	$4,118,000

12.	Employee Benefit Plans

The Bank has a 401(k) Plan whereby substantially all employees participate in the Plan. Employees may contribute up to 15 percent of their compensation subject to certain limits based on federal tax laws. The Bank makes matching contributions equal to 50 percent of the employee’s contribution, up to a maximum of 3 percent of an employee’s compensation contributed to the Plan. Matching contributions vest to the employee equally over a five-year period. For the six months ended December 31, 2007 and 2006 (unaudited) and years ended June 30, 2007 and 2006, expense attributable to the Plan amounted to $7,308, $7,927, $15,652, and $15,073, respectively.

AUBURN SAVINGS BANK, FSB

Notes to Financial Statements

13.	Related Party Transactions

In the ordinary course of business, the Bank has granted loans to principal officers and directors and their affiliates amounting to $626,500 at December 31, 2007 (unaudited), $656,400 at June 30, 2007 and $699,000 at June 30, 2006. During the years ended June 30, 2007 and 2006, total principal additions were $98,400 and $127,500, respectively, and total principal payments and deletions were $141,000 and $158,200, respectively. During the six months ended December 31, 2007, total principal additions were $27,800 and total principal payments were $57,700 (unaudited).

Deposits from related parties held by the Bank at December 31, 2007 (unaudited), June 30, 2007 and 2006 amounted to $1,351,985, $929,200 and $2,349,000, respectively.

14.	Fair Value of Financial Instruments

The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Bank’s various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. SFAS No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Bank.

The following methods and assumptions were used by the Bank in estimating fair value disclosures for financial instruments:

Cash and cash equivalents and certificates of deposit: The carrying amounts of cash, due from banks, deposits with the FHLB, federal funds sold and certificates of deposit approximate fair values as these financial instruments have short maturities.

AUBURN SAVINGS BANK, FSB

Notes to Financial Statements

Securities: Fair values for securities, excluding Federal Home Loan Bank stock, are based on quoted market prices. The carrying value of Federal Home Loan Bank stock approximates fair value based on the redemption provisions of the FHLB.

Loans receivable: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. Fair values for other loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for nonperforming loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

Deposit liabilities: The fair values disclosed for demand deposits (e.g., interest and non-interest checking, savings, and certain types of money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). Fair values for certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates of similar remaining maturity.

Federal Home Loan Bank advances: The fair values of these borrowings are estimated using discounted cash flow analyses based on the Bank’s current incremental borrowing rates for similar types of borrowing arrangements.

Accrued interest: The carrying amounts of accrued interest approximate fair value.

Derivative financial instruments: The fair value of the interest rate cap and floor is based on quotations from dealers.

Off-balance-sheet instruments: The Bank’s off-balance-sheet instruments consist of loan commitments. Fair values for loan commitments have not been presented as the future revenue derived from such financial instruments is not significant.

AUBURN SAVINGS BANK, FSB

Notes to Financial Statements

The estimated fair values, and related carrying or notional amounts, of the Bank’s financial instruments are as follows:

	December 31, 2007		June 30

			2007		2006

	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value

	(Unaudited)
(In thousands)

Financial assets
Cash and cash equivalents	$1,858	$1,858	$3,413	$3,413	$2,638	$2,638
Certificates of deposit	1,965	1,965	594	594	796	796
Securities available-for-sale	1,707	1,707	2,365	2,365	3,455	3,455
Federal Home Loan Bank stock	901	901	901	901	1,017	1,017
Loans and loans held for sale, net	54,475	55,094	52,799	51,992	53,849	53,783
Accrued interest receivable	275	275	278	278	248	248
Interest rate floor and cap	12	12	3	3	15	15

Financial liabilities
Deposits	44,991	43,944	44,879	43,124	45,009	45,092
Federal Home Loan Bank advances	13,650	13,973	12,900	12,951	14,750	14,521

15.	Plan of Reorganization

On January 11, 2008, the Board of Directors of the Bank adopted a Plan of Reorganization From a Mutual Savings Bank to a Mutual Holding Company and Stock Issuance Plan (the “Plan”) under which the Bank will reorganize into a mutual holding company structure (the “Reorganization”). As part of the Reorganization, the Bank will convert to a federal stock savings bank, the Bank will become a wholly-owned subsidiary of Auburn Bancorp, Inc. (the “Stock Holding Company”), and the Stock Holding Company will become a majority-owned subsidiary of Auburn Mutual Holding Company (the “MHC”). In addition, the Stock Holding Company will conduct a stock offering of up to 49.9% of the aggregate total voting stock of the Stock Holding Company, pursuant to the laws of the United States of America and the rules and regulations of the Office of Thrift Supervision (“OTS”). The Stock Holding Company stock will be offered on a first priority basis in a subscription offering to eligible account holders, tax-qualified employee plans, and other members. Any shares remaining after the conclusion of the subscription offering may be offered for sale in a community offering or syndicated offering. So long as the MHC is in existence, the MHC will be required to own at least a majority of the voting stock of the Stock Holding Company.

The costs associated with the reorganization are deferred and will be deducted from the proceeds upon the sale and issuance of the stock. In the event the reorganization is not consummated, costs incurred will be charged to expense. As of December 31, 2007, reorganization costs totaled $53,000.

AUBURN SAVINGS BANK, FSB

Notes to Financial Statements

The Plan is subject to the approval of the OTS and a majority of the total votes eligible to be cast by voting members of the Bank.

After reorganization, the Stock Holding Company will not be able to declare or pay a cash dividend on, or repurchase any of its common stock, if the effect thereof would cause the regulatory capital of the Bank to be reduced below the amount required under OTS rules and regulations.

You should rely only on the information contained in this prospectus. Neither Auburn Savings Bank nor Auburn Bancorp, Inc. has authorized anyone to provide you with different information. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered by this prospectus to any person or in any jurisdiction in which an offer or solicitation is not authorized or in which the person making an offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make an offer or solicitation in those jurisdictions. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

(Holding Company for Auburn Savings Bank)

305,325 Shares
(Anticipated Maximum, Subject to Increase)

COMMON STOCK

Prospectus

KEEFE, BRUYETTE & WOODS

May 13, 2008

Until August 21, 2008, or 90 days after commencement of the syndicated community offering, if any, whichever is later, all dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a prospectus when acting as underwriters and with respect to their unsold allotments of subscriptions.